

2024 ANNUAL REPORT | 2025 PROXY STATEMENT

JENN ABROM • EMILY ADAMSON KOEMANS • ALEXIS AGUILERAORTIZ • TAHER AHMED • LINDSEY AKIYAMA • DREW ALLEN • KAREN ALTHOUSE • TRACY ALWARD • MIKE ANDERSON • KATHY ANSTINE • HANNAH ARINGTON • VAIDA ARMANAVICIUTE • SUSAN ARMBRUSTER • RACHEL AYALON • MICHELLE BACHMAN • DESARIE BALL • CINDY BALLOW • EMILY BARKER • JACKIE BARNHART • JENNIFER BARON • STEVE BARTON • ANNA BATES • AMANDA BEARDSLEY • LAUREN BEAUBIEN • NICK BEIERMANN • JOCELYN BELDEN • SARA BENNETT • TIM BETLACH • DAN BIGGS • TRACY BLACK • STEPHANIE BLODGETT • MARGARET BLUEFORD • KASY BODFIELD • JEFF BOGNER • AVA BOHLENDER • RYAN BONDEGARD • KASSANDRA BRAATEN • LINDSEY BRADLEY • NICK BRANDT • NICKI BRATTEN • ERIN BRODHAGEN • TYLER BROTHERS • TONY BROWN • SANDRINA BROWN • DAWN BRUNKE HELMSTADTER • HALEY BUCKNELL • TYLER BURBACH • RYAN BURGHARD • KENZIE BUSEKIST • CHRIS BUTLER • ALLISON CAMM • CORRY CAOUETTE • JENNA CARLSON • TAYLOR CARLSON • KATHY CARROLL • MARY ANN CASTILLO • SAM CASTNER • JOANNA CASTRO • ERIN CERRETTA • CLAIRE CHAVEZ • SAMANTHA CHEEK • BRYAN CHRISTIANCY • VIK CHRISTY • JARED CHULUFAS • BRIANNE CLARK • ALAYNA CLOUSTON • SAM COLE • ALYSSA CONN • KELSEY COOK • MEAGAN COOK • HEATHER COSTA-GREGER • JENNIFER COTHRAN • CHASE CRADDOCK • KARLA CRAM • AINSLEE CURTIS • PAT DABNEY • KATHLEEN DAMME • JAKE DANIEL • ROB DAVIS • TYLER DEMPSAY • ZOE DEOUDES • SAM DESH • JENNIFER DIETZE • RAYLIE DINTERMAN • CASSY DODD • JOE DOLDO • RYAN DONOHUE • JOHN DORN • AUSTIN EDSTROM • TJ EHLERS • SARA EHNES • ZANE EHNES • WILLIAM ENGLAND • MATT ENGLER • JOE EPPERSON • RAYNA ERBST • ANDY ESSINK • MAGGIE ESSINK • HANNA ESTEP • KAYLA EVANS • JILLIAN FAST • ASHLEY FELKER • BEKI FERGUSON • BOBBIE FICKEN • TRAVIS FICKEN • HOLLY FIGUEROA • COLEMAN FLEMING-DUMAS • ALIYA FLORES • SARAH FRYDA • CHRISTINA FUENTES • MICHELLE GARCIA RUBIO • JEFF GILL • DAVE GILSDORF • MATT GINTING • CANDI GLOVER • EDDIE GONZALES • LUCAS GOODDING • AISLINN GOODRICH • TOYA GORLEY • JULIA GOTTSCHALK • LYDIA GROSSENBACHER • LUPITA GUERRERO • MARTY HAGER • KATIE HAIFLEY • DAN HALVERSON • RACHEL HAMILTON • HAILEY HANLIN • ANDRIA HANNULA • JON HANSELING • DAVE HANSEN • COURTNEY HARPER • RYAN HARPHAM • SHANNON HASEMANN • KYLEE HASENAUER • RYAN HATT • BRITT HAYES • SHANNON HAYES • MIKE HAYS • SCOTT HEALD • MARYPAT HEINEMAN • BRET HERMSEN • ALAN HEYMAN • DEB HINDS • CARMEN HINSETH • DANNY HIPSKIND • KAITLYN HOPKINS • KIM HOULE • HELEN HRDY • KATIE HUNKE • BRANDON HURLEY • JESSICA JAHEN • TODD JARCHOW • ERIC JEWETT • JEAN JOHNSON • MARIAH JOHNSON • TOM JOHNSON • TIFFANY JOHNSON • JAMIE JORGENSON • KATHY KALKWARF • RYAN KALKWARF • MEL KAMM • WHITNEY KEIRNS • KEVIN KELLY • MADDY KELLY • CHRISTY KESSLER • STEVE KETT • TRIET KHUC • KATE KIMMONS • ABBY KINCANON • ALICIA KING • SHAWNELLE KING • ANNA KORKOSHKO • BILL KOSSACK • PETE KOSTELNICK • KAYCE KOVANDA • DEVIN KOZICKI • GLENN KRAMER • JUSTIN KUBICK • BILLY KUEHN • TESSA LACKEY • HEATHER LANNIN • LINDSAY LAUG • BRIDGET LEAKE • RICHARD LIERMAN • SHERI LIFE • ANNE LOETHEN • SCOTT LOGAN • GRANT LONGORIA-SHINN • MICHELLE LOPEZ • AMANDA LOSEKE • ADRIENNE LURVEY • MANASA MADABHUSHI • LINDA MAGIN • NATHAN MARRA • JAKE MASTERA • COREY MATEJKA • BRIDGET MATTHIESSEN • JENNIFER MCCREADY • JEN MCHARGUE • ALLIE MENGHINI • PARKER MERWICK • JASON MESSERLI • AMBER MEYER • EMILIO MEZA • AGATA MICHALSKA GARDNER • AMANDA MICKLE • ERIN MILES • MATTHEW MILLER • LISA MINCHOW • SHEENA MOMMENS • ANDY MONNICH • ALEX MOORE • BIL MOORE • KEN MORTON • ZEB MOSEMAN • LAURA MOULTON • MATT MULKEY • KATHY MUMMERT • PETE MUNDT • ANA MUNOZ • LUANNE MURPHY • ANDREW NELSON • ASHLEY NELSON • PAM NELSON • TAYLOR NEUHALFEN • EMMA NEWCOMB • LAURYN NEWTON • GRACE NG • HIEN NGUYEN • JENNIFER NGUYEN • COURTNEY NORE • KESHIA NORRIS • TIM O'BRIEN • LAURA OLINGER • DREW OLIVER • HUNTER OLSON • TIM OTTERSBURG • JEFF PABIAN • RAY PAGE • JUSTIN PALMER • CATE PARRISH • SHANE PATTERSON • CONNIE PAUTZ • HEATHER PEARSON • JORDAN PEDERSEN • KATHRYN PEISERT • MICHELLE PETERS • DANA PETERSEN • ELIZABETH PHILLIPS • INDIA PICKREL • SARA PICKREL • JUNE PLEMONS • RACHEL POLLREIS • BAILEY PONS • ELLIOT PRESNELL • JONA RAASCH • VINITHA RAMNATHAN • CYDNEE RAND • JASON RAU • ANGIE RAUNER • ARIELLE RAYMOND • ASHLEY READ • RYAN REAL • ELIZABETH REID • LUISA RESTREPO • DESIREE REUTZEL • AULII REYES • KYLE RICHARDSON • MELISSA RILEY • REGGIE RILEY • DYLAN RITCHIE • SAMANTHA ROACH • ANDRE RODRIGUES FERREIRA • T RODRIGUEZ • JOSH ROTHBARD • ALEXIS RUMBLE • JOHN RUSCH • KATIE RUST • TIFFANY RYCK • JUDD SALEM • DELAINA SANDEN • EMMA SAUNDERS • MAKENNA SCHMELING • KELSEY SCHNEIDER • WES SCHOENFELDER • RANA SCHREIBER • JUSTIN SCHUERMAN • ASHLEY SCHULTZ • APRIL SCHULZ • HANNAH SCHWANEBECK • TAWNA SCHWARZ • JOSH SCHWEIZER • CALI SCOTT • MAGGIE SEXSON • ABBY SHARP • MARY SHAW • EVAN SHEAFF • KENZY SHOWALTER • RYAN SIEDHOFF • MICHELLE SILVA • LAURA SIMMONS • TED SMIDBERG • JAY SMITH • ANNE SORENSEN • LILY SOUCIE • DREW SOUKUP • DEVIN SPECHT • JEN SPENCER • CARLA STEADMAN • AMBER STEFFEN • ANDY STEFFEN • JENELLE STEIN • DEANN STEPHAN • JAKE STEPHENS • JACKIE STEVENS • LISA STOLZENBURG • LINDSAY STONER • RYAN STONER • COURTNEY STORSTEEN • MELISSA SUMMERS • NATALIE SUMMERS • WILL SWISTON • ADAM TANNER • JON TANNER • MEGAN TARUC • BLAINE TAYLOR • JAKE TEGLER • ALLISON THOMAS • SEAN THOMAS • JAMES TOBEY • HANNAH TUCKER • MARCI VANDER TUIG • MIKE VAUGHN • SABRINA VELS • GUNTER VOELKER • MARY VOLKMER • VICKI VOPALENSKY • NIC VOSTAL • KAYLA WAGNER • CALEB WALKER-PARKER • DUSTIN WARNER • MAXIA WEBB • VICTORIA WEHRMAN • JOSH WEIDENFELLER • TIFFANY WEITZENKAMP • ANDIE WESTLING • JENNY WIESELER • KAREN WILKEN • MINON WILKINSON • TANNER WILKINSON • BRINN WILLIAMS • MELISSA WILLIAMS • ROB WIRTH • KENDALL WITT • JESSIE WOLFE • JARED WOOTEN • IKE YANCEY • JOSH YEOMAN • ALISHA YORK • NATALIA YUNGE OSSENKOP • KIRSTEN ZIMMERMAN • JP ZUHUR

A company can be described in a variety of ways including the industry it serves, its product, service, or even size. However, at its core, every organization is a collection of its associates.

• **Mike Hays**, *CEO and Fellow Owner*

Company Profile

A company can be described in a variety of ways including the industry it serves, its product, service, or even size. However, at its core, every organization is a collection of its associates. Listed below is who we are.

Jenn Abrom
Emily Adamson Koemans
Alexis AguileraOrtiz
Taher Ahmed
Lindsey Akiyama
Drew Allen
Karen Althouse
Tracy Alward
Mike Anderson
Kathy Anstine
Hannah Arington
Vaida Armanaviciute
Susan Armbruster
Rachel Ayalon
Michelle Bachman
Desarie Ball
Cindy Ballow
Emily Barker
Jackie Barnhart
Jennifer Baron
Steve Barton
Anna Bates
Amanda Beardsley
Lauren Beaubien
Nick Beiermann
Jocelyn Belden
Sara Bennett
Tim Betlach
Dan Biggs
Tracy Black
Stephanie Blodgett
Margaret Blueford
Kasy Bodfield
Jeff Bogner
Ava Bohlender
Ryan Bondegard
Kassandra Braaten
Lindsey Bradley
Nick Brandt
Nicki Bratten
Erin Brodhagen
Tyler Brothers
Tony Brown
Sandrina Brown
Dawn Brunke Helmstadter
Haley Bucknell
Tyler Burbach
Ryan Burghard
Kenzie Busekist
Chris Butler
Allison Camm
Corry Caouette
Jenna Carlson
Taylor Carlson
Kathy Carroll
Mary Ann Castillo
Sam Castner
Joanna Castro
Erin Cerretta
Claire Chavez
Samantha Cheek
Bryan Christiancy
Vik Christy
Jared Chulufas
Brianne Clark
Alayna Clouston
Sam Cole
Alyssa Conn
Kelsey Cook
Meagan Cook
Heather Costa-Greger
Jennifer Cothran
Chase Craddock

Karla Cram
Ainslee Curtis
Pat Dabney
Kathleen Damme
Jake Daniel
Rob Davis
Tyler Dempsay
Zoe Deoudes
Sam Desh
Jennifer Dietze
Raylie Dinterman
Cassy Dodd
Joe Doldo
Ryan Donohue
John Dorn
Austin Edstrom
TJ Ehlers
Sara Ehnes
Zane Ehnes
William England
Matt Engler
Joe Epperson
Rayna Erbst
Andy Essink
Maggie Essink
Hanna Estep
Kayla Evans
Jillian Fast
Ashley Felker
Beki Ferguson
Bobbie Ficken
Travis Ficken
Holly Figueroa
Coleman Fleming-Dumas
Aliya Flores
Sarah Fryda
Christina Fuentes
Michelle Garcia Rubio
Jeff Gill
Dave Gilsdorf
Matt Ginting
Candi Glover
Eddie Gonzales
Lucas Goodding
Aislinn Goodrich
Toya Gorley
Julia Gottschalk
Lydia Grossenbacher
Lupita Guerrero
Marty Hager
Katie Haifley
Dan Halverson
Rachel Hamilton
Hailey Hanlin
Andria Hannula
Jon Hanseling
Dave Hansen
Courtney Harper
Ryan Harpham
Shannon Hasemann
Kylee Hasenauer
Ryan Hatt
Britt Hayes
Shannon Hayes
Mike Hays
Scott Heald
Marypat Heineman
Bret Hermsen
Alan Heyman
Deb Hinds
Carmen Hinseth
Danny Hipskind
Kaitlyn Hopkins

Kim Houle
Helen Hrdy
Katie Hunke
Brandon Hurley
Jessica Jahen
Todd Jarchow
Eric Jewett
Jean Johnson
Mariah Johnson
Tom Johnson
Tiffany Johnson
Jamie Jorgenson
Kathy Kalkwarf
Ryan Kalkwarf
Mel Kamm
Whitney Keirns
Kevin Kelly
Maddy Kelly
Christy Kessler
Steve Kett
Triet Khuc
Kate Kimmons
Abby Kincanon
Alicia King
Shawnelle King
Anna Korkoshko
Bill Kossack
Pete Kostelnick
Kayce Kovanda
Devin Kozicki
Glenn Kramer
Justin Kubick
Billy Kuehn
Tessa Lackey
Heather Lannin
Lindsay Laug
Bridget Leake
Richard Lierman
Sheri Life
Anne Loethen
Scott Logan
Grant Longoria-Shinn
Michelle Lopez
Amanda Loseke
Adrienne Lurvey
Manasa Madabhushi
Linda Magin
Nathan Marra
Jake Mastera
Corey Matejka
Bridget Matthiessen
Jennifer McCready
Jen McHargue
Allie Menghini
Parker Merwick
Jason Messerli
Amber Meyer
Emilio Meza
Agata Michalska Gardner
Amanda Mickle
Erin Miles
Matthew Miller
Lisa Minchow
Sheena Mommens
Andy Monnich
Alex Moore
Bil Moore
Ken Morton
Zeb Moseman
Laura Moulton
Matt Mulkey
Kathy Mummert
Pete Mundt

Ana Munoz
Luanne Murphy
Andrew Nelson
Ashley Nelson
Pam Nelson
Taylor Neuhalfen
Emma Newcomb
Lauryn Newton
Grace Ng
Hien Nguyen
Jennifer Nguyen
Courtney Nore
Keshia Norris
Tim O'Brien
Laura Olinger
Drew Oliver
Hunter Olson
Tim Ottersburg
Jeff Pabian
Ray Page
Justin Palmer
Cate Parrish
Shane Patterson
Connie Pautz
Heather Pearson
Jordan Pedersen
Kathryn Peisert
Michelle Peters
Dana Petersen
Elizabeth Phillips
India Pickrel
Sara Pickrel
June Plemons
Rachel Pollreis
Bailey Pons
Elliot Presnell
Jona Raasch
Vinitha Ramnathan
Cydnee Rand
Jason Rau
Angie Rauner
Arielle Raymond
Ashley Read
Ryan Real
Elizabeth Reid
Luisa Restrepo
Desiree Reutzel
Aulii Reyes
Kyle Richardson
Melissa Riley
Reggie Riley
Dylan Ritchie
Samantha Roach
Andre Rodrigues Ferreira
T Rodriguez
Josh Rothbard
Alexis Rumble
John Rusch
Katie Rust
Tiffany Ryck
Judd Salem
Delaina Sanden
Emma Saunders
Makenna Schmeling
Kelsey Schneider
Wes Schoenfelder
Rana Schreiber
Justin Schuerman
Ashley Schultz
April Schulz
Hannah Schwanebeck
Tawna Schwarz
Josh Schweizer

Cali Scott
Maggie Sexson
Abby Sharp
Mary Shaw
Evan Sheaff
Kenzy Showalter
Ryan Siedhoff
Michelle Silva
Laura Simmons
Ted Smidberg
Jay Smith
Anne Sorensen
Lily Soucie
Drew Soukup
Devin Specht
Jen Spencer
Carla Steadman
Amber Steffen
Andy Steffen
Jenelle Stein
DeAnn Stephan
Jake Stephens
Jackie Stevens
Lisa Stolzenburg
Lindsay Stoner
Ryan Stoner
Courtney Storsteen
Melissa Summers
Natalie Summers
Will Swiston
Adam Tanner
Jon Tanner
Megan Taruc
Blaine Taylor
Jake Tegler
Allison Thomas
Sean Thomas
James Tobey
Hannah Tucker
Marci Vander Tuig
Mike Vaughn
Sabrina Vels
Gunter Voelker
Mary Volkmer
Vicki Vopalensky
Nic Vostal
Kayla Wagner
Caleb Walker-Parker
Dustin Warner
Maxia Webb
Victoria Wehrman
Josh Weidenfeller
Tiffany Weitzenkamp
Andie Westling
Jenny Wieseler
Karen Wilken
Minon Wilkinson
Tanner Wilkinson
Brinn Williams
Melissa Williams
Rob Wirth
Kendall Witt
Jessie Wolfe
Jared Wooten
Ike Yancey
Josh Yeoman
Alisha York
Natalia Yunge Ossenkop
Kirsten Zimmerman
JP Zuhur

Annual Meeting

The annual meeting of shareholders will be held on May 7, 2025, at 3:00 p.m. Central Time, live via the Internet at www.virtualshareholdermeeting.com/nrc2025.

Dear Fellow Owners,

As we look ahead to the future of NRC Health, our commitment remains steadfast: to empower healthcare organizations to deliver hyper-personalized experiences for every customer and caregiver. Through our vision "Know Me" we are leading a transformation in healthcare, ensuring that every person, at every touchpoint, is treated as unique.

The Future of NRC Health: Moving from Measurement to Outcomes

The foundation of Know Me is built on a fundamental truth: patients are more than medical cases; they are individuals with unique values, experiences, and preferences. This philosophy extends beyond patients to caregivers and employees, fostering deeper engagement and well-being across the healthcare ecosystem.

Our data confirms that personalization is not just a moral imperative but a business one. Healthcare organizations that treat customers as unique individuals achieve a Net Promoter Score of 94 which is near perfection compared to a negative -39 for those that do not. The connection between personalized experience and loyalty, a business imperative for every health system board, is undeniable.

However, to fully realize our vision, we must go beyond measuring experiences to directly impacting outcomes. This strategic shift will transform NRC Health from an intermediary of data to an active driver of patient and staff well-being. In doing so, we will generate meaningful societal impact, deeper professional fulfillment for our associates, and material long-term value for our shareholders.

Leadership for the Next Phase: Welcoming Trent Green as CEO

To lead NRC Health into this next phase of growth, we are excited to welcome Trent Green as our new Chief Executive Officer.

Trent brings to NRC Health a deep understanding of healthcare operations, a passion for patient and caregiver experiences, and a proven track record of scaling personalized care solutions as CEO of Amazon One Medical.

Beyond his industry expertise, Trent is a relationship-driven leader who values collaboration, trust, and the mission-driven work that defines NRC Health. His leadership will ensure that we continue to build strong partnerships with our healthcare clients while driving the innovation required to shape the future of personalized care.

Continued Commitment to Shareholder Alignment

True shareholder alignment is only achieved when a CEO has meaningful ownership in the company they lead. I trust you will rest easily, as I do, knowing that our new CEO is a significant shareholder in NRC Health, ensuring his long-term alignment with fellow owners throughout his leadership.

With a steadfast focus on impact and outcomes, Trent is committed to building a business of purpose and profitable growth. Thank you for your continued trust and investment in NRC Health alongside my family and Trent's family.

Michael D. Hays
Fellow Owner

National Research Corporation

D/B/A NRC Health

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 7, 2025

To the Shareholders of
    National Research Corporation:

    NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of National Research Corporation will be held on Wednesday, May 7, 2025, at 3:00 P.M., Central Time, via the Internet at www.virtualshareholdermeeting.com/NRC2025, for the following purposes:

        1.   To elect two directors to hold office until the 2028 annual meeting of shareholders and until their successors are duly elected and qualified.

        2.   To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2025.

        3.   To conduct a non-binding, advisory vote to approve the compensation of our Named Executive Officers as disclosed in the accompanying proxy statement.

        4.   To approve the National Research Corporation 2025 Omnibus Incentive Plan (the "2025 Omnibus Incentive Plan").

        5.   To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

    The close of business on March 20, 2025, has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

    A proxy for the meeting and a proxy statement are enclosed herewith.

                 By Order of the Board of Directors
                 NATIONAL RESEARCH CORPORATION

                 /s/ Helen Hrdy
                 Helen Hrdy
                 Chief Operating Officer

Lincoln, Nebraska
April 10, 2025

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting To Be Held on May 7, 2025. The National Research Corporation proxy statement for the 2025 Annual Meeting of Shareholders and the 2024 Annual Report to Shareholders are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

YOU MAY ALSO VOTE ON THE INTERNET BY COMPLETING THE ELECTRONIC VOTING INSTRUCTION FORM FOUND AT <u>WWW.PROXYVOTE.COM</u> OR BY TELEPHONE USING A TOUCH-TONE TELEPHONE AND CALLING 1-800-690-6903. VOTE BY 11:59 P.M. ET ON MAY 6, 2025.

TABLE OF CONTENTS

Page

[This page intentionally left blank]

NATIONAL RESEARCH CORPORATION
D/B/A NRC Health
1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 7, 2025

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation, doing business as NRC Health ("NRC Health," the "Company," "we," "our," "us" or similar terms), beginning on or about April 10, 2025, in connection with a solicitation of proxies by the Board for use at the Annual Meeting of Shareholders to be held on Wednesday, May 7, 2025, at 3:00 P.M., Central Time, virtually via the Internet at www.virtualshareholdermeeting.com/NRC2025, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to vote their shares during the Annual Meeting. Participation at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to us in writing or in open meeting. You may also vote on the internet by completing the electronic voting instruction form found at www.proxyvote.com or by telephone using a touch-tone telephone and calling 1-800-690-6903. Vote by 11:59 p.m. ET on May 6, 2025. Instructions on how to vote while participating in the Annual Meeting live via the Internet are posted at www.virtualshareholdermeeting.com/NRC2025.

A proxy, in the enclosed form, which is properly executed, duly returned to us and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted as follows:

- FOR the two persons nominated for election as directors referred to herein;

- FOR the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2025;

- FOR the non-binding, advisory vote to approve the compensation of the individuals named in the Summary Compensation Table set forth below in this proxy statement (such group of individuals are sometimes referred to as our Named Executive Officers);

- FOR approval of the Omnibus Incentive Plan; and

- On such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy.

Other than the election of two directors, the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2025, the non-binding, advisory vote to approve the compensation of our Named Executive Officers, and approval of the Omnibus Incentive Plan, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of our common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 20, 2025 (the "Record Date"), are entitled to vote at the Annual

Meeting. On that date, we had outstanding and entitled to vote 22,785,421 shares of Common Stock, each of which is entitled to one vote per share. The presence at the Annual Meeting, via live webcast or by proxy, of a majority of the votes entitled to be cast shall constitute a quorum for the purpose of transacting business at the Annual Meeting. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum.

Information Regarding Participation in the Annual Meeting via the Internet

We will be hosting the Annual Meeting live via the Internet. You will not be able to attend the Annual Meeting in person. Any shareholder can listen to and participate in the Annual Meeting live via the Internet at www.virtualshareholdermeeting.com/NRC2025. The Annual Meeting webcast will begin promptly at 3:00 P.M., Central Time. We encourage you to access the Annual Meeting webcast prior to the start time. Online check-in will begin, and shareholders may begin submitting written questions, at 15 minutes prior P.M., Central Time, and you should allow ample time for the check-in procedures.

You will need the 16-digit control number included on your proxy card or voting instruction form, or included in the e-mail to you if you received the proxy materials by e-mail, in order to be able to vote your shares or submit questions during the Annual Meeting. Instructions on how to connect to the Annual Meeting and participate via the Internet, including how to demonstrate proof of stock ownership, are posted at www.virtualshareholdermeeting.com/NRC2025. If you do not have your 16-digit control number, you will be able to access and listen to the Annual Meeting but you will not be able to vote your shares or submit questions during the Annual Meeting. Our virtual meeting platform vendor will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting or submitting questions. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting login page.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Bylaws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2028 annual meeting of shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the two persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected.   However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a majority of the votes cast at the Annual Meeting (assuming a quorum is present) in an uncontested election. Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominees for Election at the Annual Meeting

Term expiring at the 2028 Annual Meeting

Donald M. Berwick, 78, has served as a director of the Company since October 2015. Dr. Berwick is the former President and Chief Executive Officer of the Institute for Healthcare Improvement, which he co-founded and led for almost 20 years, and where he now serves as President Emeritus and Senior Fellow. He is also currently a Lecturer in the Department of Health Care Policy at Harvard Medical School. From July 2010 to December 2011, Dr. Berwick served as the Administrator of the Centers for Medicare and Medicaid Services as an appointee of President Barack Obama. Dr. Berwick previously served on the faculty of the Harvard Medical School and the Harvard School of Public Health (from 1974 to 2010). He was also vice chair of the U.S. Preventive Services Task Force (from 1990 to 1995), the first "Independent Member" of the Board of Trustees of the American Hospital Association (from 1996 to 1999) and the chair of the National Advisory Council of the Agency for Healthcare Research and Quality (from 1995 to 1999). Dr. Berwick's expertise as a professional, administrator, lecturer and educator in the field of healthcare led to the conclusion that he should serve as a director of the Company.

Stephen H. Lockhart, 66, has served as a director of the Company since May 2021. Dr. Lockhart served as senior vice president and chief medical officer for Sutter Health Network, a not-for-profit system of hospitals, physician organizations, and research institutions in Northern California, from 2015 to 2021. Prior to that role, Dr. Lockhart served as Sutter Health Network's regional chief medical officer for the East Bay Region from 2010 to 2015. From 2008 to 2010, Dr. Lockhart served as the chief administrative officer at the St. Luke's campus of Sutter's California Pacific Medical Center. In 2017, Dr. Lockhart was named to California Governor Brown's Advisory Committee on Precision Medicine as part of California's effort to use advanced computing and technology to better understand, treat, and prevent disease. Dr. Lockhart serves on the board of Molina Healthcare, Inc. (NYSE: MOH), a health plan provider under Medicaid and Medicare programs and in state insurance marketplaces. Dr. Lockhart also serves on the boards of the ECRI Institute, Recreational Equipment, Inc., the David and Lucile Packard Foundation, and is chairman of Parks California – a nonprofit dedicated to supporting California's parks and public lands. Dr. Lockhart's 36 years of experience in the healthcare industry and his background as medical provider and administrator in a large healthcare system led to the conclusion that he should serve as a director of the Company.

THE BOARD UNANIMOUSLY RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2026 Annual Meeting

Parul Bhandari, 49, has served as a director of the Company since May 2022. Ms. Bhandari has more than 20 years of experience driving growth and innovation at the world's leading technology and business development companies. Since 2012, she has held various leadership roles at Microsoft Corporation (NASDAQ: MSFT). Currently, Ms. Bhandari is the Director, Partner Strategy, Worldwide Media and Communications at Microsoft, where she contributes to global partner recruiting, enablement and engagement. Previously, Ms. Bhandari was focused on leading Data and AI for Microsoft's Worldwide Public Sector. Prior to joining Microsoft, Ms. Bhandari served as Vice President of Business Development and Alliances for the management consulting firm Acelsior, teaming with large defense contractors. Ms. Bhandari has served as a director of Timberland Bancorp, Inc. (NASDAQ: TSBK) since 2021. Ms. Bhandari also served as a director of Cartica Acquisition Corp (NASDAQ: CITE), a blank check company, from January 2022 to May 2023. Ms. Bhandari's expertise as an accomplished technology leader, leveraging data and AI, as well as her experience driving industry solutions and engaging in digital transformation initiatives, led to the conclusion that she should serve as a director of the Company.

Penny A. Wheeler, 66, has served as a director of the Company since May 2021. From 2015 to 2021, Dr. Wheeler served as the chief executive officer of Allina Health, a not-for-profit healthcare system serving over 1.5 million individuals in Minnesota and western Wisconsin. Prior to that role she served as chief clinical officer since 2006. For 20 years, Dr. Wheeler has also served as a board certified obstetrician/gynecologist where she spent considerable time interacting with, and caring for, patients and the community. In 2015, Minnesota Governor Mark Dayton appointed Dr. Wheeler to the Taskforce for Health Care Financing, and Dr. Wheeler has been named as one of the top 25 women in health care by Modern Healthcare magazine. Dr. Wheeler also serves on the board of Portico Healthnet, a not-for-profit organization dedicated to helping uninsured Minnesotans receive affordable health coverage and care, St. Thomas University, and the University of Minnesota Foundation. She is also on the Board of Cedar Cares, an organization that eases the patient billing experience through customized engagement. Dr. Wheeler's past leadership experiences in the healthcare industry led to the conclusion that she should serve as a director of the Company.

Terms expiring at the 2027 Annual Meeting

Michael D. Hays, 70, has served as Chief Executive Officer and a director since he founded the Company in 1981. He also served as President of the Company from 1981 to 2004, from July 2008 to July 2011, and from October 2020 to present. Prior to founding the Company, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization). Mr. Hays' background as founder of the Company, and his long and successful tenure as Chief Executive Officer and a director, led to the conclusion that he should serve as a director of the Company.

John N. Nunnelly, 72, has served as a director of the Company since December 1997, and lead director since May 2012. Mr. Nunnelly is a retired Group President from McKesson Corporation, a leader in pharmaceutical distribution and healthcare information technology. During his 28-year career at McKesson, Mr. Nunnelly served in a variety of other positions, including Vice President of Strategic Planning and Business Development, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support. These responsibilities included leading several business units, including one with over $360 million in annual revenue. In addition, he was involved in managing a number of mergers and acquisitions. Mr. Nunnelly has also served as an adjunct professor at the University of Massachusetts, School of Nursing, advising students and faculty on matters pertaining to healthcare information technology. These experiences and Mr. Nunnelly's expertise as a professional and educator in the field of healthcare information technology led to the conclusion that he should serve as a director of the Company.


CORPORATE GOVERNANCE


Independent Directors and Annual Meeting Attendance

Of the six directors currently serving on the Board, the Board has determined that Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, John N. Nunnelly, and Penny A. Wheeler are "independent directors" as that term is defined in the listing standards of The NASDAQ Stock Market.

Directors are typically expected to attend our annual meeting of shareholders each year. For the 2025 Annual Meeting, such attendance will be through the Internet via live webcast. Each of the directors attended our 2024 annual meeting of shareholders.

Currently, we do not have a chairman, and the Board does not have a policy on whether the roles of chief executive officer and chairman should be separate. The Board has, however, designated a lead director since 2007, with Mr. Nunnelly serving as the lead director since May 2012. In February 2025, our Board of Directors appointed Trent Green as our Chief Executive Officer and to serve as a director, both effective June 1, 2025. Mr. Green brings more than 25 years of healthcare leadership experience, most recently serving as Chief Executive Officer of Amazon One Medical and previously as Chief Operating Officer of Legacy Health. Upon the effectiveness of Mr. Green's appointment as Chief Executive Officer, Mr. Hays will transition to the role of Chairman.

The lead director is an independent director who is appointed by the independent directors and who works closely with the chief executive officer. In addition to serving as the principal liaison between the independent directors and the chief executive officer in matters relating to the Board as a whole, the primary responsibilities of the lead director are as follows:

- Preside at all meetings of the Board at which the chief executive officer is not present, including any executive sessions of the independent directors, and establish agendas for such executive sessions in consultation with the other directors and the chief executive officer;

- Advise the chief executive officer as to the quality, quantity, and timeliness of the flow of information from management that is necessary for the independent directors to effectively perform their duties;

- Have the authority to call meetings of the independent directors as appropriate; and

- Be available to act as the spokesperson for the Company if the chief executive officer is unable to act as the spokesperson.

Committees

The Board held six meetings and one independent directors meeting in 2024. All incumbent directors attended at least 75% of the aggregate of the meetings of the Board and the committees on which they served (during the periods for which they served) during 2024.

The Board has a standing Audit Committee, Compensation and Talent Committee (the "Compensation Committee"), Nominating Committee, and Strategic Planning Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. We make available copies of each of these charters free of charge on our website located at www.nrchealth.com/investor-relations/corporate-governance/. The contents of our website are not incorporated by reference into this proxy statement.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing our systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; our accounting and financial reporting processes; the audits of our financial statements; and oversight of the risks and exposures relating to data privacy, information security, and cybersecurity. The Audit Committee presently consists of John N. Nunnelly (Chairperson), Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that John N. Nunnelly qualifies as an "audit committee financial expert," as Mr. Nunnelly (i) meets the Audit Committee member independence criteria under applicable SEC rules, (ii) is independent, as independence for Audit Committee members is defined under applicable NASDAQ listing standards, and (iii) has sufficient knowledge, experience and sophistication in financial and auditing matters under relevant SEC and NASDAQ rules. The Audit Committee held six meetings in 2024.

The Compensation Committee determines compensation programs for our executive officers, reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. The Compensation Committee presently consists of Stephen H. Lockhart (Chairperson), Donald M. Berwick, Parul Bhandari, John N. Nunnelly, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market and the Securities and Exchange Commission for compensation committee members. The Compensation Committee held two meetings in 2024. From time to time, with the last time being in 2015, the Compensation Committee or our management has engaged a nationally recognized compensation consultant to assist us in our review of our compensation and benefits programs, including the competitiveness of pay levels against similarly sized companies, executive compensation design issues, market trends and technical considerations. The Compensation Committee, however, did not use this information in setting the compensation of our executive officers in 2024 and does not use a peer group given the absence of any publicly traded peers.

The Nominating Committee presently consists of Donald M. Berwick (Chairperson), Parul Bhandari, Stephen H. Lockhart, John N. Nunnelly, and Penny A. Wheeler, each of whom meets the independence standards of The NASDAQ Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held one meeting in 2024.

The Strategic Planning Committee assists the Board in reviewing and, as necessary, altering, our strategic plan, reviewing industry trends and their effects, if any, on us and assessing our products, services and offerings and the viability of such portfolio in meeting the needs of the markets that we serve. John N. Nunnelly (Chairperson), Donald M. Berwick, Parul Bhandari, Stephen H. Lockhart, and Penny A. Wheeler are the current members of the Strategic Planning Committee. The Strategic Planning Committee did not meet in 2024.

Board Oversight of Risk

The full Board is responsible for the oversight of our operational and strategic risk management process. The Board relies on its Audit Committee to address significant financial risk exposures facing us and the steps management has taken to monitor, control, and report such exposures, with appropriate reporting of these risks to be made to the full Board. The Audit Committee also inquires of, and receives regular reports from, management, our independent accountants, and our internal auditor about significant risks and exposures, including risks and exposures relating to data privacy, information security, and cybersecurity, and assesses the steps management has taken to minimize such risks and exposures, with appropriate reporting of these risks to be made to the full Board. The Board relies on its Compensation Committee to address significant risk exposures facing us with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Board's role in our risk oversight has not affected the Board's leadership structure.

Majority Vote Policy

As a matter of robust and effective corporate governance, our Bylaws require that for directors to be elected (or reelected) to serve on the Company's Board, in an uncontested election, they must receive support from holders of a majority of shares voted. Pursuant to our Bylaws, if a director does not receive at least a majority of the votes cast in an uncontested election, such director is required to submit his or her offer of resignation for consideration by the Board. Following submission of such offer of resignation and within sixty days following certification of the shareholder's vote, the Nominating Committee shall recommend to the Board the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board accept a resignation offer, the Nominating Committee may consider all factors believed to be relevant by the Nominating Committee's members, including without limitation: (1) any stated reasons for the director not receiving the required majority vote and whether the underlying cause or causes are curable; (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Nominating Committee in evaluating potential candidates for the Board as such factors relate to each director who has so offered his or her resignation; (3) the length of service of such director; (4) the effect of such resignation on the Company's compliance with any law, rule, regulation, stock exchange listing standards, or contractual obligations; (5) such director's contributions to the Company; and (6) any other factors that the Nominating Committee believes are in the best interest of the Company. Following submission of the Nominating Committee's recommendation and within ninety days of certification of the shareholder's vote, the Board shall act on the Nominating Committee's recommendation and publicly disclose their decision and reasons therefor. In determining whether to accept any resignation offer, the Board shall take into account the factors considered by the Nominating Committee and any additional information and factors the Board believes relevant.

Proxy Access

In accordance with our Bylaws, eligible shareholders who have continuously owned at least 3% of our outstanding Common Stock for at least the three immediately preceding years may submit director nominees for inclusion in our proxy materials. Up to 20 eligible shareholders may aggregate their holdings together to reach the 3% ownership threshold. The number of director nominees nominated by an eligible shareholder or a group of eligible shareholders may not be more than 20% of the total number of directors of the Company, but not less than two. Notice of nominations must be received no earlier than 150 days and no later than 120 days prior to the anniversary of the date the Company mailed its proxy for the immediately preceding annual meeting of shareholders, provided that if the current year's annual meeting is not scheduled to be held within a period that commences 30 days before the anniversary date of the immediately preceding annual meeting of shareholders and ending within 30 days after such anniversary, notice of nominations must be given by the later of the close of business on the date which is 180 days prior to the date of the current year's annual meeting or the 10th day following the date the current year's annual meeting is first publicly announced or disclosed.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. Our Bylaws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the second Wednesday in the month of April, in order to be timely notice by the shareholder must be received not earlier than the 90th day prior to the date of such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to us. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint, and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity, and values.

- A director must have the ability to exercise sound business judgment.

- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology, or public interest.

- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.

- A director must be independent of any particular constituency, be able to represent all shareholders of the Company, and be committed to enhancing long-term shareholder value.

- A director must have sufficient time available to devote to activities of the Board and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of NASDAQ.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational, and other similar institutions.

Composition

As noted above, in identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that, among other things, the Board is comprised of directors who have broad and diverse backgrounds, because the Board believes that directors should be selected so that the Board is a diverse body. The Nominating Committee implements this policy by considering how potential directors' backgrounds would contribute to the diversity of the Board. Currently, half of our Board is comprised of gender or ethnic minorities.

Compensation Committee Interlocks and Insider Participation

Dr. Berwick, Ms. Bhandari, Dr. Lockhart, Mr. Nunnelly, and Dr. Wheeler served on the Compensation Committee during 2024. None of such individuals were our officers or employees at any time during 2024 or as of the date of this Proxy Statement, nor was any such individual a former officer of the Company. In 2024, no member of our Compensation Committee had any relationship or transaction with us that would require disclosure as a "related person transaction" under Item 404 of Securities and Exchange Commission Regulation S-K in this Proxy Statement under the section entitled *Transactions with Related Persons*.

During 2024, none of our executive officers served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on our Compensation Committee. Additionally, during 2023, none of our executive officers served as a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a member of our Board or Compensation Committee.

Transactions with Related Persons

The Company had no related person transactions during 2024, and none are currently proposed, in which we were a participant and in which any related person had a direct or indirect material interest. Our Board has adopted written policies and procedures regarding related person transactions. For purposes of these policies and procedures:

- A "related person" means any of our directors, executive officers, nominees for director, any holder of 5% or more of the Common Stock, or any of their immediate family members; and

- A "related person transaction" generally is a transaction (including any indebtedness or a guarantee of indebtedness) in which we were or are to be a participant and the amount involved exceeds $120,000, and in which a related person had or will have a direct or indirect material interest.

Each of our executive officers, directors or nominees for director is required to disclose to the Audit Committee certain information relating to related person transactions for review, approval or ratification by the Audit Committee. Disclosure to the Audit Committee should occur before, if possible, or as soon as practicable after the related person transaction is effected, but in any event as soon as practicable after the executive officer, director or nominee for director becomes aware of the related person transaction. The Audit Committee's decision whether to approve or ratify a related person transaction is to be made in light of the Audit Committee's determination that consummation of the transaction is not or was not contrary to our best interests. Any related person transaction must be disclosed to the full Board.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to NRC Health, Board of Directors (or, at the shareholder's option, to a specific director), c/o Michelle Bachman, Executive Secretary, 1245 Q Street, Lincoln, Nebraska 68508. Ms. Bachman will ensure that the communication is delivered to the Board or the specified director, as the case may be.

Information About Our Executive Officers

Set forth below is certain information regarding our current executive officers (other than our CEO and President, Mr. Hays, for whom information is set forth above under *Directors Continuing in Office*).

Helen L. Hrdy, 60, has served as our Chief Operating Officer since October 2024. Prior to that position, Ms. Hrdy served as our Chief Customer Officer from January 2024 to October 2024 and our Chief Growth Officer from January 2020 to January 2024 and Senior Vice President, Customer Success, from January 2012 to January 2020. Prior to this Ms. Hrdy held various positions of increasing responsibility with the Company since 2000.

Andrew Monnich, 49, has served as our Chief Corporate Development Officer since January 2024. For over the past 20 years, Mr. Monnich has worked in product and corporate development roles across the healthcare, financial services, and education industries, including for the Company as Senior Vice President – Strategy and Corporate Development from 2011 to 2013, as Managing Director and Co-Founder of Connect from 2013 to 2016, when Connect was acquired by the Company, and as Chief Strategy Officer at Practicing Excellence from July 2018 to August 2020. Most recently Mr. Monnich has worked as a consultant; developing, defining, and implementing strategies that help businesses make lasting improvements to their innovation and performance.

Our executive officers are elected by and serve at the discretion of the Board. There are no family relationships between any of our directors or executive officers. There are no arrangements or understandings between any of our executive officers and any other person pursuant to which any of our executive officers was or is to be selected as an officer.

2024 DIRECTOR COMPENSATION

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive

- an annual fixed fee of $75,000 for the lead director and $50,000 for each other director;
- (ii) a cash payment of up to $50,000 (payable in two $25,000 increments), contingent on each director's participation in each of the two in-person meetings for the year, to be paid in $25,000 increments upon the condition being met) (the "Director Cash Payment");
- (iii) a grant of an option to purchase shares of our Common Stock with a target grant date fair value of approximately $50,000, rounded to the nearest whole share and computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("FASB ASC Topic 718"), or successor rule, contingent on each director's participation in two in-person meetings for the year (the "Director Equity Award"); and

- (iv) pursuant to the National Research Corporation 2004 Non-Employee Director Stock Plan, as amended (the "2004 Director Stock Plan"), each director who is not an associate (i.e., employee) of the Company also receives an annual grant of an option to purchase shares of our Common Stock on the date of each Annual Meeting of Shareholders with a target grant date fair value of approximately $100,000, rounded to the nearest whole share and computed in accordance with FASB ASC Topic 718, or successor rule, an exercise price equal to the fair market value of our Common Stock on the date of grant, a schedule to vest the day immediately preceding the next Annual Meeting.

Directors are also reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof. Mr. Nunnelly has served as our lead director since May 2012.

The options granted to our directors during 2024 were granted in accordance with our Board's standard practice of making annual options grants effective on the date of the annual meeting of shareholders. The timing of the grants was not tied to the timing of any release of material nonpublic information.

The following table sets forth information regarding the compensation received by each of our directors during 2024:

Director	Fees Earned or Paid in Cash [1]	Option Awards [2]	Total
Donald M. Berwick	$ 75,000	$ 100,008	$ 175,008
Parul Bhandari	$ 75,000	$ 100,008	$175,008
Stephen H. Lockhart	$ 75,000	$ 100,008	$ 175,008
John N. Nunnelly	$ 100,000	$ 100,008	$ 200,008
Penny A. Wheeler	$ 75,000	$ 100,008	$ 175,008

[1] Includes $25,000 for the earned portion of the Director Cash Payment.

[2] Represents the aggregate grant date fair value of option awards granted during the year, computed in accordance with FASB ASC Topic 718. See Note 9 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024, for a discussion of assumptions made in the valuation of share-based compensation. As of December 31, 2024, the outstanding option awards for each director were as follows: Dr. Berwick – 51,659 options; Ms. Bhandari – 42,448 options; Dr. Lockhart – 44,481 options; Mr. Nunnelly – 55,238 options; and Dr. Wheeler – 44,481 options. No shares were earned for the Director Equity Award.

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance, and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2024 Annual Report on Form 10-K with the Company's management and independent registered public accounting firm. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on the audited financial statements in conformity with U.S. generally accepted accounting principles and on the Company's internal control over financial reporting.

The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed under the applicable requirements of the Public Company Accounting Oversight Board regarding communications with audit committees. In addition, the Company's independent registered public accounting firm provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm the firm's independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. The Audit Committee has considered whether the provision of the services relating to the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in *Miscellaneous – Independent Registered Public Accounting Firm* was compatible with maintaining the independence of the independent registered public accounting firm and determined that such services did not adversely affect the independence of the firm.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, for filing with the Securities and Exchange Commission.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

AUDIT COMMITTEE

John N. Nunnelly, Chairperson
Donald M. Berwick
Parul Bhandari
Stephen H. Lockhart
Penny A. Wheeler

PRINCIPAL SHAREHOLDERS

       The following table sets forth certain information regarding the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") of Common Stock as of the Record Date (i.e., March 20, 2025) by: (1) each director and director nominee; (2) each of the executive officers named in the Summary Compensation Table; (3) all of the directors and executive officers as a group; and (4) each person (or group as that term is defined in Exchange Act Section 13(d)(3)) known to the Company to be the beneficial owner of more than 5% of the Common Stock. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of the Record Date, there were 22,785,421 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares Beneficially Owned	
	Shares	% [1]
Directors and Named Executive Officers [2]		
Michael D. Hays	1,415,535[3]	6.2%
Helen L. Hrdy	87,264[4]	*
Kevin R. Karas	59,965[4]	*
Linda Stacy	--	*
Christophe Louvion	--	*
Jason Hahn	--	*
Donald M. Berwick	51,659[4]	*
Parul Bhandari	42,448[4]	*
Stephen H. Lockhart	44,481[4]	*
John N. Nunnelly	87,904[4]	*
Penny A. Wheeler	44,481[4]	*
All directors, nominees, and executive officers as a group (twelve persons)	1,833,737[5]	8.1%
Other Holders		
Common Property Trust [6]	8,609,601	37.8%
Amandla LLC [6]	4,755,317	20.9%
Common Property Trust LLC [6]	3,854,284	16.9%
Patrick E. Beans [7]	10,585,664	46.5%
Kayne Anderson Rudnick Investment Management LLC [8]	3,059,916	13.4%
BlackRock, Inc. [9]	1,205,714	5.3%

---

* Denotes less than 1%.

[1]   In accordance with applicable rules under the Exchange Act, the number of shares indicated as beneficially owned by a person includes shares of common stock that such person has the right to acquire within 60 days of March 20, 2025, including shares underlying options that are currently exercisable or will be exercisable within 60 days of March 20, 2025. Shares of common stock underlying stock options that are currently exercisable or will be exercisable within 60 days of March 20, 2025 are deemed to be outstanding for purposes of computing the percentage ownership of the person holding such options, but are not deemed outstanding for purposes of computing the percentage ownership of any other person.

[2]   The address of all directors and officers is 1245 Q Street, Lincoln, Nebraska 68508.

(3) Includes: (i) 11,009 shares of Common Stock held directly by Mr. Hays; (ii) 76,095 shares of Common Stock held by Mr. Hays' wife (Mr. Hays disclaims beneficial ownership of the shares held by his wife); (iii) 29,710 shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 20, 2025; and (iv) an aggregate of 1,298,721 shares of Common Stock held directly by various irrevocable trusts (the "Irrevocable Trusts") created by Mr. Hays for the benefit of various family members (the "Irrevocable Trust Shares"), that Mr. Hays has the right to reacquire at any time by substituting other property having equivalent value therefor (such that Mr. Hays shares beneficial ownership of the Irrevocable Trust Shares with the trusts that hold such shares directly). Excludes: (i) 4,755,317 shares of Common Stock held directly by Amandla LLC ("Amandla"), a limited liability company wholly owned by Common Property Trust ("CPT"), an irrevocable trust created by Mr. Hays for the benefit of various family members, and 3,854,284 shares of Common Stock held by Common Property Trust LLC ("CPT LLC"), a limited liability company wholly owned by CPT (collectively, the "CP Trust Shares"); and (ii) 47,110 shares of Common Stock (the "1999 Trust Shares") held directly by a trust created by Mr. Hays for the benefit of various family members (the "1999 Trust"). Mr. Hays has the power to replace the manager of Amandla and CPT LLC (currently Patrick E. Beans), who has direct voting and dispositive power with respect to the CP Trust Shares, at any time, subject to certain limitations as to the identity of the replacement manager. As a result, Mr. Hays may be deemed to be the beneficial owner of the CPT Trust Shares, however, Mr. Hays disclaims beneficial ownership of all CP Trust Shares. In addition, Mr. Hays has the power to replace the trustee of the 1999 Trust (currently Patrick E. Beans), who has direct voting and dispositive power with respect to the 1999 Trust Shares, at any time, subject to certain limitations as to the identity of the replacement trustee. As a result, Mr. Hays may be deemed to be the beneficial owner of the 1999 Trust Shares, however, Mr. Hays disclaims beneficial ownership of the 1999 Trust Shares. Also see footnotes (7) and (8).

(4) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 20, 2025, as follows: Ms. Hrdy, 47,848 shares, Mr. Karas, 59,965 shares; Dr. Berwick, 51,659 shares; Ms. Bhandari, 42,448 shares; Dr. Lockhart, 44,481 shares; Mr. Nunnelly, 55,238 shares; and Dr. Wheeler, 44,481 shares.

(5) Includes 375,830 shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 20, 2024.

(6) CPT is: (i) the 100% owner of Amandla, which is the direct owner of 4,755,317 shares of Common Stock; and (ii) the 100% owner of CPT LLC, which is the direct owner of 3,854,284 shares of Common Stock (such that CPT and Amandla share beneficial ownership of the Common Stock held directly by Amandla; and CPT and CPT LLC share beneficial ownership over the shares of Common Stock held directly by CPT LLC). The address for CPT is 20 Montchanin Road, Suite 100, Greenville, DE 19807. The address of Amandla and CPT LLC is 709 Pier 2, Lincoln, NE 68528. Also see footnote (8).

(7) Includes: (i) 32,503 shares of Common Stock held by Mr. Beans directly; (ii) the CP Trust Shares (Mr. Beans is the manager of Amandla and CPT LLC); (iii) the Irrevocable Trust Shares (Mr. Beans is the Special Holdings Direction Advisor and Protector of the Irrevocable Trusts); (iv) the 1999 Trust Shares (Mr. Beans is the trustee of the 1999 Trust); (v) an aggregate of 312,629 shares of Common Stock (the "Burr Oak Shares") held directly by various limited liability companies (the "Burr Oak LLCs") that are 100% owned by certain of the Irrevocable Trusts (the "Burr Oak Irrevocable Trusts") (Mr. Beans is the Special Manager of the Burr Oak LLCs); and (vi) 285,100 shares of Common Stock (the "Foundation Shares") held by a charitable foundation formed by Mr. Hays (Mr. Beans is one of two members of the Special Holdings Direction Advisor Committee for such foundation). As a result, Mr. Beans shares beneficial ownership over: (w) the CP Trust Shares with CPT, Amandla and CPT LLC; (x) the Irrevocable Trust Shares with the Irrevocable Trusts and Mr. Hays; (y) the Burr Oak Shares with the Burr Oak LLCs and the Burr Oak Irrevocable Trusts; and (z) the Foundation Shares with the other member of the Special Holdings Direction Advisor Committee for such foundation (Mr. Beans disclaims beneficial ownership of the Foundation Shares). Mr. Bean's address is 709 Pier 2, Lincoln, NE 68528.

(8) The number of shares owned set forth above in the table is as of or about September 30, 2024 as reported by Kayne Anderson Rudnick Investment Management LLC ("Kayne Anderson") in its amended Schedule 13G filed with the Securities and Exchange Commission on November 13, 2024. The address for Kayne Anderson is 2000 Avenue of the Stars, Suite 1110, Los Angeles, California 90067. Kayne Anderson reports sole voting power with respect to 551,974 of these shares; sole dispositive power with respect to 587,078 of these shares; and shared voting and dispositive power with respect to 2,472,838 of these shares. The amended Schedule 13G further provides that the shares noted as beneficially owned by Kayne Anderson include: (i) 2,472,838 shares beneficially owned by Virtus Investment Advisers, Inc., One Financial Plaza, Hartford, Connecticut 06103, for which such person has shared voting and dispositive power, and (ii) 2,008,009 shares beneficially owned by Virtus Equity Trust, on behalf of Virtus KAR Small Cap Growth Fund, 101 Munson Street, Greenfield, Massachusetts 01301, for which such person has shared voting and dispositive power.

(9) The number of shares owned set forth above in the table is as of or about December 31, 2024 as reported by BlackRock, Inc. ("BlackRock") in its Schedule 13G filed with the Securities and Exchange Commission on February 4, 2025. BlackRock reports sole voting power with respect to 1,175,137 of these shares and sole dispositive power with respect to 1,205,714 of these shares. The address for BlackRock is 50 Hudson Yards, New York, New York 10001.

PROPOSAL NO. 2 – RATIFICATION OF THE APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2025.

We are asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm. Although ratification is not required, our Board is submitting the appointment of KPMG LLP to our shareholders for ratification because we value our shareholders' views on our independent auditors and as a matter of good corporate practice. In the event that our shareholders fail to ratify the appointment, the Audit Committee will consider it as a direction to consider the appointment of a different firm. Even if the appointment is ratified, the Audit Committee in its discretion may select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

Representatives of KPMG LLP are expected to participate in the Annual Meeting via the live webcast with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2025 must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" ratification and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Executive Compensation Philosophy

Key features of our compensation program include the following:

✓ Direct link between pay and performance that aligns business strategies with shareholder value creation

✓ Annual say-on-pay votes

✓ No excessive perquisites for executives

✓ Appropriate balance between short- and long-term compensation that discourages short-term risk taking at the expense of long-term results

We recognize the importance of maintaining sound principles for the development and administration of our executive compensation and benefit programs. Specifically, we design our executive compensation and benefit programs to advance the following core principles:

• <u>Competitive Pay for Our Market</u>. We strive to compensate our executive officers at levels to ensure that we continue to attract and retain a highly competent and committed management team.

• <u>Align with Shareholders</u>. We seek to align the interests, perspectives and decision-making of our executive officers with the interests of our shareholders primarily through equity grants.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

Named Executive Officers

For the year ended December 31, 2024, our named executive officers (collectively, the "Named Executive Officers or NEOs") were as follows:

Name	Position
Michael D. Hays	Chief Executive Officer and President
Helen L. Hrdy	Chief Operating Officer[1]
Kevin R. Karas	Former Senior Vice President-Finance, Chief Financial Officer, Treasurer, and Secretary[2]
Linda Stacy	Former Principal Financial Officer, Principal Accounting Officer, and Secretary[3]
Jason Hahn	Former Chief Revenue Officer[4]
Christophe Louvion	Former Chief Product Technology Officer[5]

[1] Ms. Hrdy served as our Chief Growth Officer until January 16, 2024. Ms. Hrdy was promoted to Chief Customer Officer on January 16, 2024 and to Chief Operating Officer on October 14, 2024.

[2] During 2024, Mr. Karas served as our Senior Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary until his retirement on March 31, 2024.

(3) Ms. Stacy served as our Vice President of Finance until March 31, 2024, our Principal Accounting Officer from March 31, 2024 until December 31, 2024, and as our Principal Financial Officer and Secretary from May 7, 2024 until December 31, 2024. Also, Ms. Stacy served as our Interim Principal Financial Officer from February 26, 2025 until March 31, 2025.

(4) Mr. Hahn served as our Chief Revenue Officer from January 16, 2024 until March 13, 2025.

(5) Mr. Louvion served as our Chief Product Technology Officer from January 16, 2024 until January 17, 2025.

Role of the Compensation Committee

The Board appoints the Compensation Committee, which consists entirely of directors who are "non-employee directors" for purposes of the Exchange Act. The following individuals are members of the Compensation Committee:

- Stephen H. Lockhart (Chairperson)

- Donald M. Berwick

- Parul Bhandari

- John N. Nunnelly

- Penny A Wheeler

The Compensation Committee is responsible for discharging the Board's responsibilities with respect to all significant aspects of our compensation policies, programs and plans, and accordingly the Compensation Committee determines compensation programs for our executive officers or recommends such programs to the full Board for approval. The Compensation Committee also reviews management's recommendations as to the compensation to be paid to other key personnel and administers our equity-based compensation plans. Periodically, the Compensation Committee reviews and determines our compensation and benefit programs, with the objective of ensuring the executive compensation and benefits programs are consistent with our compensation philosophy. The Compensation Committee has authority to carry out the foregoing responsibilities under its charter and may delegate such authority to subcommittees.

In determining compensation levels for our Named Executive Officers in 2024, the Compensation Committee did not engage any compensation consultant to provide advice concerning executive officer compensation.

One objective of the Compensation Committee in setting compensation for our executive officers, other than Mr. Hays, is to establish base salary at a level that will attract and retain highly-qualified individuals. The Compensation Committee's considerations in setting Mr. Hays' base salary are described below. For our executive officers other than Mr. Hays, we also consider individual performance, level of responsibility, skills and experience, and internal comparisons among executive officers in determining base salary levels.

The Compensation Committee administers our annual and long-term cash and equity incentives. The Compensation Committee considers internal comparisons and other existing compensation awards or arrangements in making compensation decisions and recommendations. In its decision-making process, the Compensation Committee receives and considers the recommendations of Mr. Hays as to executive compensation programs for all of the other officers. In its decision-making process for the long-term incentives for our executive officers, the Compensation Committee considers relevant factors, including the awards previously given to the executive officer and any long-term strategic plans.

In fulfilling its objectives as described above, the Compensation Committee took the following steps in determining 2024 compensation levels for our Named Executive Officers:

- Considered the preference of Mr. Hays to maintain a relatively low base salary and determined his total compensation;

- Considered the performance of our other executive officers with assistance from Mr. Hays;

- Considered compensation levels necessary to attract and retain highly-qualified executive officers;

- Considered the Company's three-year strategic growth plan; and

- Determined total compensation for our Named Executive Officers based on recommendations by Mr. Hays (as to the other officers) and the Compensation Committee's consideration of the Company's and the individual officer's performance, as well as the compensation levels necessary to attract and retain highly-qualified executive officers.

2024 Say on Pay Vote

In May 2024 (after the 2024 executive compensation actions described in this Compensation Discussion and Analysis had taken place), we held our annual non-binding, advisory shareholder vote on the compensation of our Named Executive Officers at our annual shareholders' meeting, and, consistent with the recommendation of the Board, our shareholders approved our executive compensation, with more than 98% of votes cast in favor. Despite the positive vote results, the Compensation Committee decided to make significant changes to our executive compensation programs for 2025 due to the hiring of a new Chief Executive Officer, effective June 1, 2025, and to tightly align the economic interest of our new Chief Executive Officer and other executive officers with the performance of our stock, as described in more detail under the heading *Compensation Decisions with Respect to 2025* below.

Total Compensation

In 2024, we compensated our executive officers through programs that emphasize performance-based incentive compensation in the form of cash and equity-based awards. To that end, we structured total executive compensation to ensure that there is an appropriate balance between a focus on our long-term versus short-term performance. We believe that the total compensation paid or awarded to the executive officers during 2024 was consistent with our financial performance and the individual performance of each of our executive officers. We also believe that this total compensation was reasonable in its totality and is consistent with our compensation philosophies described above.

Compensation of Mr. Hays

The Compensation Committee reviews annually the salary and total compensation levels of Mr. Hays. While Mr. Hays' salary and overall compensation are significantly below the median level paid to chief executive officers of companies of similar size, he requested that his base salary and targeted overall compensation remain unchanged. The Compensation Committee has not proposed an increase in his salary or overall compensation since 2005, which remains at $127,400.

Elements of Compensation

Base Salary

The objective of the Compensation Committee is to establish base salary, when aligned with performance incentives, to continue to attract and retain the best talent (with the exception of Mr. Hays' salary as noted above). We have historically attempted to minimize base salary increases in order to limit our executive compensation expense if we do not meet our objectives for financial growth under our incentive compensation program.

Mr. Hays' annualized base salary of $127,400 has remained unchanged since 2005. The 2024 annualized base salaries of our other Named Executive Officers are set forth below:

	Base Salary
Helen L. Hrdy	$400,000
Kevin R. Karas	$285,000
Linda Stacy	$250,000
Jason Hahn	$400,000
Christophe Louvion	$400,000

Base salaries paid to our Named Executive Officers represented the following percentages of their total compensation (as calculated for purposes of the Summary Compensation Table), which represents a low percentage for Ms. Hrdy and Messrs. Hahn and Louvion that were charged with executing our three year strategic plan.

	Base Salary as a Percentage of Total Compensation
Michael D. Hays	69%
Helen L. Hrdy	26%
Kevin R. Karas	18%
Linda Stacy	97%
Jason Hahn	25%
Christophe Louvion	20%

For 2024, base salaries as a percentage of total compensation reflect the fact that no bonuses were earned under the 2024 short-term cash incentive program, as discussed below.

Short-Term Cash Incentive

During 2024, certain of our Named Executive Officers were eligible to earn a cash bonus under the 2024 short-term cash incentive plan (the "2024 Short-Term Cash Plan"). We intended for our 2024 Short-Term Cash Plan to provide an incentive to meet our minimum total recurring contract value, excluding project based and other non-recurring revenue ("TRCV") goals for 2024, while maintaining a certain Adjusted EBITDA Margin. "Adjusted EBITDA" means net income, plus net interest expense (or minus net interest income), plus book income taxes, plus depreciation, plus amortization, plus or minus adjustments for non-recurring, extraordinary, or other gains, losses, revenues, or expenses as may be determined by the Compensation Committee. "Adjusted EBITDA Margin" means Adjusted EBITDA as a percentage of total revenue minus any non-recurring revenue excluded from Adjusted EBITDA.

The 2024 Short-Term Cash Plan provided the opportunity to earn cash compensation for meeting the short-term performance goals of the Company.

Under the 2024 Short-Term Cash Plan, Mr. Hays was eligible to earn a cash bonus of up to $63,700 and each of Ms. Hrdy and Messrs. Hahn and Louvion was eligible to earn a cash bonus of up to $200,000 upon attainment of certain TRCV goals measured as of December 31, 2024, as follows (with linear interpolation between the goals):

Named Executive Officer	Threshold (TRCV of $144 million)	Target (TRCV of $149 million)	Maximum (TRCV of $154 million)
Michael D. Hays	$31,850	$47,775	$63,700
Helen L. Hrdy	$100,000	$150,000	$200,000
Jason Hahn	$100,000	$150,000	$200,000
Christophe Louvion	$100,000	$150,000	$200,000

The amount of any bonus earned could be reduced by the Compensation Committee if the Adjusted EBITDA Margin for the year ended December 31, 2024 was less than 25%. The Compensation Committee determined that TRCV as of December 31, 2024 was below the threshold at $133 million. Therefore, no bonuses were earned under the 2024 Short-Term Cash Plan.

Mr. Karas and Ms. Stacy did not participate in the 2024 Short-Term Cash Plan.

Long-Term Cash Incentive

Certain of our Named Executive Officers were eligible to participate in the 2024 long-term cash incentive plan (the "2024 Long-Term Cash Plan"). The 2024 Long-Term Cash Plan was approved in connection with the adoption of a three-year strategic growth plan and the hiring and promotion of individuals to serve as Chief Customer Officer, Chief Revenue Officer, Chief Corporate Development Officer, and Chief Product Technology Officer.

We intended for our 2024 Long-Term Cash Plan to provide an incentive to meet our long-term TRCV goals, while maintaining a certain Adjusted EBITDA Margin. .

Under the 2024 Long-Term Cash Plan, Ms. Hrdy and Messrs. Hahn and Louvion were eligible to earn, a payout under the 2024 Long-Term Cash Plan as follows: (i) if the Company's TRCV as of December 31, 2026 is less than $170 million, then the payout would be $0 or (ii) if the Company's TRCV as of December 31, 2026 is equal to or greater than $170 million, then the payout would be $2,000,000 plus $0.10476 per dollar of TRCV exceeding $170 million, up to the maximum payout of $8,862,000. The amount of any payout earned may be reduced by the Compensation Committee if the Adjusted EBITDA Margin for the year ended December 31, 2026 is less than 33%. The Compensation Committee had the option to make any payout earned in equity, instead of cash.

Messrs. Hays and Karas and Ms. Stacy did not participate in the 2024 Long-Term Cash Plan. As described in more detail under the heading *Compensation Decisions with Respect to 2025* below, Ms. Hrdy's participation in the 2024 Long-Term Cash Plan was terminated without payout in consideration for compensation granted to Ms. Hrdy in April 2025. As described in more detail under the heading

Potential Payments Upon Termination or Change in Control below, due to Mr. Hahn's termination on March 13, 2025 and Mr. Louvion's resignation on January 17, 2025, neither Mr. Hahn nor Mr. Louvion will receive any payout under the 2024 Long-Term Cash Plan.

Long-Term Equity Incentive

Certain of our Named Executive Officers were eligible to participate in the 2024 long-term equity incentive plan (the "2024 Long-Term Equity Plan"). Like the 2024 Long-Term Cash Plan, the 2024 Long-Term Equity Plan was approved in connection with the adoption of a three-year strategic growth plan and the hiring and promotion of individuals to serve as Chief Customer Officer, Chief Revenue Officer, Chief Corporate Development Officer, and Chief Product Technology Officer.

We intended for our 2024 Long-Term Equity Plan to provide an incentive to meet our long-term TRCV goals. If earned, the value of the stock option will be dependent on the future market value of the Common Stock, which we believe helps to align the economic interests of participants in the 2024 Long-Term Equity Plan with the interests of our shareholders.

Under the 2024 Long-Term Equity Plan, on January 19, 2024, each of Ms. Hrdy and Messrs. Hahn and Louvion received an option to purchase 100,000 shares of Common Stock, and Mr. Hays received an option to purchase 4,833 shares of the Company's Common Stock (each such option, a "2024 Option"). The Compensation Committee desired to provide Mr. Hays one-half of his salary in the 2024 Option, so it was determined by dividing $63,700 by the closing price of the Company's Common Stock on January 18, 2024 and then multiplying by three. The award of 100,000 to each of Ms. Hrdy and Messrs. Hahn and Louvion was based upon their overall compensation package (and the desired percentage of equity in relation to the overall package) and their expected contribution to attaining our three-year strategic plan. Each of the 2024 Options will vest upon achievement of a minimum TRCV of $170 million measured as of December 31, 2026 (the "2024 Equity Performance Goal"). The 2024 Options were granted under the National Research Corporation 2006 Equity Incentive Plan (the "2006 Equity Plan"), have exercise prices equal to the closing price of the Common Stock on January 18, 2024, and are subject to termination, forfeiture, and acceleration provisions.

Mr. Karas and Ms. Stacy did not participate in the 2024 Long-Term Equity Plan. At the time they were awarded, the 2024 Long-Term Equity Plan and the 2024 Long-Term Cash Plan were intended to cover the entire three-year period for Ms. Hrdy and Messrs. Hahn and Louvion and no additional equity awards or long-term cash incentives were anticipated to be awarded to these individuals for periods prior to 2027. As described in more detail under the heading *Compensation Decisions with Respect to 2025* below, Ms. Hrdy's 2024 Option was forfeited in consideration for compensation granted to Ms. Hrdy in April 2025. Since Mr. Hahn was terminated without cause, his 2024 Option will continue to be eligible for vesting and will vest if (and only if) the 2024 Equity Performance Goal is satisfied and, in such event, the shares earned will be prorated for the portion of the period of his employment at the Company between January 19, 2024 and December 31, 2026. Due to Mr. Louvion's resignation on January 17, 2025, his rights to the 2024 Option terminated.

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information. Similarly, we do not time the release of material nonpublic information about the Company for the purpose of affecting the value of executive compensation.

Karas Retirement Transition Agreement

On February 8, 2024, Mr. Karas notified the Company of his decision to retire effective March 31, 2024. In connection with his retirement, Mr. Karas entered into a Retirement Transition Agreement (the "Karas Retirement Transition Agreement"), which provides for (i) one year of base salary continuation payments from April 1, 2024 through March 31, 2025 and (ii) continued payment of health insurance benefits from April 1, 2024 through March 31, 2025.

Mr. Louvion's Signing Bonus

Upon joining as our Chief Product Technology Officer, Mr. Louvion received a $350,000 cash signing bonus.

Other Benefits

To assist our associates in preparing financially for retirement, we maintain a 401(k) plan for all associates over 21 years of age, including our executive officers. Pursuant to the 401(k) plan, we match 25% of the first 6% of compensation contributed by our associates up to allowable Internal Revenue Service limitations. We also maintain group life, health, dental and vision insurance programs for all of our salaried associates, and our Named Executive Officers are eligible to participate in these programs on the same basis as all other eligible associates. In 2024, we also continued to provide an associate empowerment benefit ("AEB") giving associates the option of a $2,000 401k contribution, Health Savings account contribution or lifestyle spending (cash option), a benefit that was first provided in 2022.

Other Polices and Considerations

Employee, Officer, and Director Hedging

We do not have practices or policies regarding the ability of employees (including officers) or directors of the Company, or any of their designees, to purchase financial instruments, or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of our equity securities. Our officers and Named Executive Officers have not historically engaged in any such hedging transactions and as of the Record Date none of our officers or Named Executive Officers were party to any such hedging transactions.

Clawback Policy

The Company's Clawback Policy covers our current and former officers subject to Section 16 of the Exchange Act, and any other senior executive otherwise designated by the Compensation Committee or the Board, including all of our Named Executive Officers (each a "Covered Executive"). Under the Clawback Policy, if there is a restatement of our financial results, certain incentive-based compensation paid or awarded to current and former officers subject to Section 16 of the Exchange Act will be subject to repayment or return if the amount of such compensation was calculated based upon the achievement of financial results that were the subject of the restatement and the amount of such compensation that would have been received by the such executives had the financial results been properly reported would have been lower than the amount actually awarded.

Additionally, the Clawback Policy permits the Compensation Committee to seek recovery of equity compensation, severance compensation, and cash incentive-based compensation previously paid to a Covered Executive if the Compensation Committee determines that the (i) the Company is required to undertake an accounting restatement due to the Company's material noncompliance, as a result of misconduct by a the Covered Executive, with any financial reporting requirement under the U.S. federal securities laws, (ii) a Covered Executive engages in misconduct, or (iii) a Covered Executive breaches in any material respect a restrictive covenant set forth in any agreement between the Covered Executive and the Company, including but not limited to, a breach in any material respect of a confidentiality provision.

Insider Trading Policy

The Company has an insider trading policy governing the purchase, sale, gifting, and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. In addition to our insider trading policy, the Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and NASDAQ listing standards applicable to the Company. A copy of our insider trading policy was filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2024.

Potential Payments Upon Termination or Change in Control

Mr. Hays and Ms. Hrdy are employed at will and do not have an employment agreement.

Ms. Hrdy was party to a Long-Term Incentive Award Notice and Severance Agreement (a "Severance Agreement"), which has since been terminated and replaced as described under described in more detail under the heading *Compensation Decisions with Respect to 2025*. The Severance Agreement had provided for the following:

- In the event of termination without cause, resignation with good reason, death, or disability (as defined in Section 22(e) of the Internal Revenue Code of 1986, as amended (the "Code")) prior to December 31, 2026, payout (the "Alternate Payout") under the 2024 Long-Term Cash Plan determined as follows: (i) if the Company's TRCV as of the most recent week ended prior to such termination is less than $170 million, then the Alternate Payout will be $0 or (ii) if the Company's TRCV as of the most recent week ended prior to such termination is equal to or greater than $170 million, then the Payout will be $2.0 million plus $0.10476 per dollar of TRCV exceeding $170 million, up to the maximum payout of $8,862,000. The amount of the Alternate Payout may be reduced by the Compensation Committee if the Adjusted EBITDA Margin for the most recent twelve calendar months ended prior to such termination is less than the interpolated Adjusted EBITDA Margin goal, which is equal to the Adjusted EBITDA Margin for the most recent twelve calendar months that would apply using straight line interpolation between 25% at the end of 2024 and 33% at the end of 2026.

- In the event of termination without cause or resignation with good reason prior to December 31, 2026, (i) one year of base salary continuation payments at the base salary in effect as of the termination, plus (ii) a lump sum payment equal to the actual cash bonus earned for the year in which such termination occurred, prorated for the number of days during the year served prior to termination as a percentage of the entire calendar year (the "Severance Payments").

- In the event of termination without cause or resignation with good reason between the date 45 days prior to the execution of a definitive agreement in contemplation of a change in control and continuing until payout under the 2024 Long-Term Cash Plan, a cash payout of $8,862,000 (representing the maximum amount under the 2024 Long-Term Cash Plan), paid promptly after (i) the consummation of a change in control or (ii) the date of such termination (if due otherwise).

Payment of the Alternate Payout and the Severance Payments was conditioned on the execution of a general release of claims. The Severance Agreement included non-competition, non solicitation, non-interference, and non-disclosure provisions that run through the one-year anniversary of the date of termination. Any breach of such restrictive covenants would result in forfeiture of any then-unpaid portion of the Alternate Payout or Severance Payments.

The award agreements for the 2024 Options (the "2024 Option Award Agreements") provide for the following:

- In the event of termination without cause, resignation with good reason, death, or disability (as defined in Section 22(e) of the Code) prior to the complete vesting of the 2024 Option, the 2024 Option will continue to be eligible for vesting and will vest if (and only if) the 2024 Equity Performance Goal is satisfied and, in such event, the shares earned will be prorated for the portion of the period of employment at the Company between January 19, 2024 and December 31, 2026.

- In the event termination without cause or resignation with good reason between the date 45 days prior to the execution of a definitive agreement in contemplation of a change in control and continuing until it is determined whether the 2024 Equity Performance Goal is satisfied, the 2024 Equity Performance Goal will be deemed to have been attained and any restrictions on the 2024 Option will lapse as of the change in control.

The 2024 Option Award Agreements include non-competition, non solicitation, non-interference, and non-disclosure provisions that run through the one-year anniversary of the date of termination. Any breach of such restrictive covenants would result in forfeiture of any then-unexercised portion of the 2024 Option.

The option award agreements for currently outstanding options, other than the 2024 Options, provide for acceleration of vesting upon death or disability.

The following table summarizes the benefits that would have been payable upon termination of employment in various circumstances, assuming the triggering event occurred on December 31, 2024:

Name/Form of Compensation	Termination without Cause or Resignation with Good Reason in connection with a Change in Control	Termination without Cause or Resignation with Good Reason	Death or Disability
Michael D. Hays			
Accelerated Vesting of 2024 Option[1]	—	—	—
Accelerated Vesting of Options other than the 2024 Option[1]	—	—	—
Total	—	—	—
Helen L. Hrdy			
Accelerated Vesting of 2024 Option[1]	—	—	—
Accelerated Vesting of Options other than the 2024 Option[1]	—	—	—
Payout under 2024 Long-Term Cash Plan	$8,862,000	—[2]	—[2]
Salary Continuation	$400,000	$400,000	—
Annual Bonus[3]	—	—	—
Total	**$9,262,000**	**$400,000**	—

[1] Accelerated options were out-of-the-money on December 31, 2024.

[2] The Company's TRCV as of the most recent week ended prior to December 31, 2024 was less than $170 million.

[3] No bonuses were earned under the 2024 Short-Term Cash Plan.

As described in more detail under the heading *Compensation Decisions with Respect to 2025* below, Ms. Hrdy's Severance Agreement and participation in the 2024 Long-Term Cash Plan were terminated and her 2024 Option was forfeited in consideration for compensation granted to Ms. Hrdy in April 2025. In April 2025, Ms. Hrdy received a new severance agreement that provides for one year of continued payment of her then-current annual base salary in the event of her termination without cause or resignation with good reason after April 7, 2028.

The amounts payable to Mr. Karas in connection with his retirement are described above under the heading *Karas Retirement Transition Agreement*. Ms. Stacy did not receive any severance or other similar payments in connection with her resignation.

Mr. Hahn had a Severance Agreement and 2024 Option Award Agreement. Due to his termination without cause on March 13, 2025, Mr. Hahn will receive one year of base salary continuation payments (a total of $400,000) under the Severance Agreement. Since there was no cash bonus plan for 2025 in effect as of March 13, 2025, Mr. Hahn will not receive any cash bonus payment under the Severance Agreement. Mr. Hahn will not receive any payout under the 2024 Long-Term Cash Incentive Plan, as the Company's TRCV as of the most recent week ended prior to his termination was less than $170 million. Since Mr. Hahn was terminated without cause, his 2024 Option will continue to be eligible for vesting and will vest if (and only if) the 2024 Equity Performance Goal is satisfied and, in such event, the shares earned will be prorated for the portion of the period of his employment at the Company between January 19, 2024 and December 31, 2026.

While Mr. Louvion had a Severance Agreement and 2024 Option Award Agreement, because he resigned without good reason, he did not receive any benefits under the Severance Agreement or 2024 Option Award Agreement. Upon his resignation on January 17, 2025, Mr. Louvion's 2024 Option was forfeited and his participation in the 2024 Long-Term Cash Plan terminated without payout.

Compensation Decisions with Respect to 2025

In February 2025, the Board appointed Trent Green, the former Chief Executive Officer of Amazon One Medical and Chief Operating Officer of Legacy Health, as our Chief Executive Officer, effective June 1, 2025 (the "Green Effective Date"). Upon the effectiveness of Mr. Green's appointment as Chief Executive Officer, Mr. Hays will transition to the role of Chairman of the Board. The Compensation Committee approved a compensation package for Mr. Green in connection with his appointment as Chief Executive Officer, including: (i) an annualized base salary of $1,250,000; (ii) a grant of 500,000 shares of Common Stock (the "Green Shares"), subject to the following restrictions: (a) we have the option to repurchase the Green Shares for $1.00 if Mr. Green is terminated for cause or resigns without good reason prior to the third anniversary of the Green Effective Date, (b) prior to the third anniversary of the Green Effective Date, the Green Shares may not be transferred, except (1) with our consent or (2) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (c) after the third anniversary of the Green Effective Date, only fifty (50%) percent of the Green Shares may be transferred during Mr. Green's employment by the Company; (iii) a cash signing bonus equal to the value of the Green Shares (based on the closing price of Common Stock on the trading day prior to the Green Effective Date) multiplied by 66 2/3%; and (iv) in the event of Mr. Green's termination without cause or resignation with good reason after the third anniversary of the Green Effective Date, he will be entitled to one year of continued payment of his then-current annual base salary. The Green Shares are expected to be issued under the 2025 Omnibus Incentive Plan. The compensation package discussed above is meant to align Mr. Green's compensation with our shareholders' interests and perspectives, as Mr. Hays as Chief Executive Officer has been so aligned with shareholders through the significant number of shares owned by trusts for the benefit of his family.

In light of the appointment of Mr. Green as our Chief Executive Officer and changes to our strategic plan associated with his appointment, the Compensation Committee, with assistance from Mr. Hays, reevaluated the compensation packages of our executive officers (other than Mr. Green and Mr. Hays). Similar to the compensation package offered to Mr. Green, the Compensation Committee desired to align the compensation of such executive officers with our shareholders' interests and perspectives through stock ownership. In April 2025, the Compensation Committee approved a new compensation program for Ms. Hrdy, including: (i) a grant of 100,000 shares of Common Stock (the "Hrdy Shares") under the 2006 Equity Incentive Plan on April 7, 2025 (the "Hrdy Grant Date"), subject to the following restrictions: (a) we have the option to repurchase the Hrdy Shares for $1.00 if Ms. Hrdy is terminated for cause or resigns without good reason prior to the third anniversary of the Hrdy Grant Date, (b) prior to the third anniversary of the Hrdy Grant Date, the Hrdy Shares may not be transferred, except (1) with our consent or (2) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (c) after the third anniversary of the Hrdy Grant Date, only fifty (50%) percent of the Hrdy Shares may be transferred during Ms. Hrdy's employment by the Company; (ii) a cash bonus equal to the value of the Hrdy Shares (based on the closing price of Common Stock on the trading day prior to the Hrdy Grant Date) multiplied by 66 2/3%; and (iii) in the event of Ms. Hrdy's termination without cause or resignation with good reason after the third anniversary of the Hrdy Grant Date, she will be entitled to one year of continued payment of her then-current annual base salary. In consideration for foregoing compensation, Ms. Hrdy's Severance Agreement and participation in the 2024 Long-Term Cash Plan were terminated and her 2024 Option was forfeited. Ms. Hrdy's annualized base salary remained at $400,000. The compensation changes described above also were made for Andrew Monnich, our Chief Corporate Development Officer. The Compensation Committee did not change the compensation of Mr. Hays.

Risk Assessment of Compensation Policies and Practices

The Board relies on the Compensation Committee to address risk exposures facing us with respect to compensation, with appropriate reporting of these risks to be made to the full Board. The Compensation Committee, as part of its periodic review of compensation and benefit programs, assesses the potential risks arising from our compensation policies and practices and considers safeguards against incentives to take excessive risks. Based on its most recent review, the Compensation Committee has concluded that the risks arising from our compensation policies and practices for its associates are not reasonably likely to have a material adverse effect on us.

REPORT OF THE COMPENSATION AND TALENT COMMITTEE

The Compensation and Talent Committee has reviewed and discussed the preceding Compensation Discussion and Analysis with management and, based on such review and discussion, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's proxy statement.


Stephen H. Lockhart, Chairperson
Donald M. Berwick
Parul Bhandari
John N. Nunnelly
Penny A. Wheeler


EXECUTIVE COMPENSATION TABLES

2024 Summary Compensation Table

Set forth below is information regarding compensation earned by or paid or awarded to the Named Executive Officers. The identification of such Named Executive Officers is determined based on the individual's total compensation for 2024, as reported below in the Summary Compensation Table.

The following table sets forth information concerning the total compensation of each of our Named Executive Officers with respect to 2024, 2023, and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Michael D. Hays Chief Executive Officer, President	2024	$ 127,400	--	$ 55,000[4]	--	$ 2,462[5]	$ 184,862
	2023	$ 127,400	--	$ 64,455	--	$ 3,711	$ 195,566
	2022	$ 127,400	--	$ 49,527	--	$ 4,246	$ 181,173
Helen L. Hrdy Chief Operating Officer[1]	2024	$ 397,788	$ 3,539[2]	$ 1,138,000[4]	--	$ 6,559[6]	$ 1,545,886
	2023	$ 285,000	--	$ 144,181	--	$ 6,507	$ 435,688
	2022	$ 285,000	--	$ 110,792	--	$ 6,305	$ 402,097
Kevin R. Karas Former Senior Vice President- Finance, Chief Financial Officer, Treasurer, and Secretary[1]	2024	$ 76,731	--	--	--	$ 347,862[7]	$ 424,593
	2023	$ 285,000	--	$ 144,181	--	$ 7,417	$ 436,598
	2022	$ 285,000	--	$ 110,792	--	$ 7,814	$ 403,606
Linda Stacy Former Principal Accounting Officer, Principal Financial Officer, and Secretary and Current Principal Financial Officer[1]	2024	$245,395	--	--	--	$ 7,481[6]	$ 252,876
Jason Hahn Former Chief Revenue Officer[1]	2024	$ 384,615	--	$ 1,138,000[4]	--	$ 4,231[8]	$ 1,526,846
Christophe Louvion Former Chief Product Technology Officer[1]	2024	$ 376,923	$ 350,000[3]	$ 1,138,000[4]	--	$ 7,571[6]	$ 1,872,494

[1]   Ms. Hrdy served as our Chief Growth Officer until January 16, 2024. Ms. Hrdy was promoted to Chief Customer Officer on January 16, 2024 and to Chief Operating Officer on October 14, 2024. During 2024, Mr. Karas served as our Senior Vice President – Finance, Chief Financial Officer, Treasurer, and Secretary until his retirement on March 31, 2024. Ms. Stacy served as our Vice President of Finance until March 31, 2024, our Principal Accounting Officer from March 31, 2024 until December 31, 2024, and as our Principal Financial Officer and Secretary from May 7, 2024 until December 31, 2024. Also, Ms. Stacy served as our Interim Principal Financial Officer from February 26, 2025 until March 31, 2025. Mr. Hahn served as our Chief Revenue Officer from January 16, 2024 until March 13, 2025. Mr. Louvion served as our Chief Product Technology Officer from January 16, 2024 until January 17, 2025.

[2]   Represents a cash anniversary bonus awarded to Ms. Hrdy.

[3]   Upon joining as our Chief Product Technology Officer, Mr. Louvion received a $350,000 cash signing bonus.

[4]   Represents grant date fair value 2024 Options granted under the 2024 Long-Term Equity Plan, as set forth in the *Grants of Plan-Based Awards Table* below.

[5]   Represents 401(k) matching contributions and health saving account matching contributions.

[6]   Represents 401(k) matching contributions, health saving account matching contributions, and lifestyle spending AEB benefit.

[7]   Represents 401(k) matching contributions, health saving account matching contributions, lifestyle spending AEB benefit, payout of his personal time off ($35,250) and the following amounts payable under the Karas Retirement Transition Agreement: (i) $285,000 in base

salary continuation, which is equal to his annual base salary in effect as of the date of his separation and is payable for a period of twelve months following his retirement ($208,269 of this amount was paid during 2024) and (ii) $25,210 in continued payment of health insurance benefits ($18,423 of this amount was paid during 2024). The Karas Retirement Transition Agreement is discussed in more detail under the heading *Karas Retirement Transition Agreement* above.

(8)   Represents 401(k) matching contributions.

Grants Of Plan-Based Awards in 2024

We maintain the 2006 Equity Plan pursuant to which grants may be made to our executive officers. The following table sets forth information regarding all such incentive plan awards that were made to the Named Executive Officers in 2024.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Michael D. Hays	—(1)	$31,850	$47,775	$63,700	--	--	--	--	--
	01/19/24(2)	--	--	--	--	4,833	--	$39.54	$55,000
Helen L. Hrdy	—(1)	$100,000	$150,000	$200,000	--	--	--	--	--
	01/19/24(2)	--	--	--	--	100,000	--	$39.54	$1,138,000
	—(3)	$2,000,000	$5,431,000	$8,862,000	--	--	--	--	--
Kevin R. Karas	--	--	--	--	--	--	--	--	--
Linda Stacy	--	--	--	--	--	--	--	--	--
Jason Hahn	—(1)	$100,000	$150,000	$200,000	--	--	--	--	--
	01/19/24(2)	--	--	--	--	100,000	--	$39.54	$1,138,000
	—(3)	$2,000,000	$5,431,000	$8,862,000	--	--	--	--	--
Christophe Louvion	—(1)	$100,000	$150,000	$200,000	--	--	--	--	--
	01/19/24(2)	--	--	--	--	100,000	--	$39.54	$1,138,000
	—(3)	$2,000,000	$5,431,000	$8,862,000	--	--	--	--	--

(1) Represents potential payouts under the 2024 Short-Term Cash Plan. The material terms of the 2024 Short-Term Cash Plan are discussed in more detail under the heading *2024 Short-Term Cash Plan* above. No payouts were earned under the 2024 Short-Term Cash Plan.

(2) Represents the 2024 Options under the 2024 Long-Term Equity Plan. The FASB ASC Topic 718 grant date fair value of the 2024 Options of $11.38 per share was calculated using a Black-Scholes valuation model. The material terms of the 2024 Options are discussed in more detail under the heading *2024 Long-Term Equity Plan* above. See Note 9 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2024 for a discussion of assumptions made in the valuation of share-based compensation. Since Mr. Hahn was terminated without cause, his 2024 Option will continue to be eligible for vesting and will vest if (and only if) the 2024 Equity Performance Goal is satisfied and, in such event, the shares earned will be prorated for the portion of the period of his employment at the Company between January 19, 2024 and December 31, 2026. Upon his resignation on January 17, 2025, Mr. Louvion's 2024 Option was forfeited.

(3) Represents potential payouts under the 2024 Long-Term Cash Plan. The material terms of the 2024 Long-Term Cash Plan are discussed in more detail under the heading *2024 Long-Term Cash Plan* above. As described in more detail under the heading *Compensation Decisions with Respect to 2025* above, Ms. Hrdy's participation in the 2024 Long-Term Cash Plan was terminated without payout in consideration for compensation granted to Ms. Hrdy in April 2025. Mr. Hahn will not receive any payout under the 2024 Long-Term Cash Incentive Plan, as the Company's TRCV as of the most recent week ended prior to his termination on March 13, 2024 was less than $170 million. Upon his resignation on January 17, 2025, Mr. Louvion's participation in the 2024 Long-Term Cash Plan terminated without payout.

Outstanding Equity Awards at December 31, 2024

The following table sets forth information on outstanding option awards held by the Named Executive Officers on December 31, 2024, including the number of shares underlying exercisable, unexercisable, and unearned portions of each stock option, the exercise price and expiration date of each outstanding option.

Option Awards

Name	No. of Securities Underlying Unexercised Options (Exercisable) (#)	No. of Securities Underlying Unexercised Options (Unexercisable) (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option Exercise Price ($)	Option Expiration Date
Michael D. Hays	10,014[1][2]	-	-	$ 13.17	01/06/25
	9,145 [1][3]	-	-	$ 15.23	01/05/26
	7,478 [1][4]	-	-	$ 18.80	01/04/27
	5,193 [1][5]	-	-	$ 36.80	01/03/28
	4,990 [1][6]	-	-	$ 38.30	01/03/29
	-	2,904 [1][7]	-	$ 65.80	01/03/30
	-	4,452 [1][8]	-	$ 42.92	01/05/31
	-	4,523 [1][9]	-	$ 42.25	01/04/32
	-	4,909 [1][10]	-	$ 38.93	01/04/33
	-	-	4,833[1][11]	$ 39.54	01/19/34
Helen L. Hrdy	12,346 [1][3]	-	-	$ 15.23	01/05/26
	12,619 [1][4]	-	-	$ 18.80	01/04/27
	8,764 [1][5]	-	-	$ 36.80	01/03/28
	8,420 [1][6]	-	-	$ 38.30	01/03/29
	-	5,699 [1][7]	-	$ 65.80	01/03/30
	-	9,960 [1][8]	-	$ 42.92	01/05/31
	-	10,118 [1][9]	-	$ 42.25	01/04/32
	-	10,981 [1][10]	-	$ 38.93	01/04/33
	-	-	100,000[1][11][12]	$ 39.54	01/19/34
Kevin R. Karas	20,458 [1][3]	-	-	$ 15.23	01/05/26
	16,728 [1][4]	-	-	$ 18.80	01/04/27
	11,617 [1][5]	-	-	$ 36.80	01/03/28
	11,162 [1][6]	-	-	$ 38.30	01/03/29
Jason Hahn	-	-	100,000[1][11][13]	$ 39.54	01/19/34
Linda Stacy	-	-	-	-	-
Christophe Louvion	-	-	100,000[1][11][14]	$ 39.54	01/19/34

[1] Option to purchase shares of Common Stock.

[2] Options vest in full on the fifth anniversary of the grant date. These options vested on January 6, 2020.

[3] Options vest in full on the fifth anniversary of the grant date. These options vested on January 5, 2021.

[4] Options vest in full on the fifth anniversary of the grant date. These options vested on January 4, 2022.

[5] Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2023.

(6)   Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2024.

(7)   Options vest in full on the fifth anniversary of the grant date. These options vested on January 3, 2025.

(8)   Options vest in full on the fifth anniversary of the grant date. These options will vest on January 5, 2026.

(9)   Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2027.

(10)   Options vest in full on the fifth anniversary of the grant date. These options will vest on January 4, 2028.

(11)   Represents a 2024 Option granted pursuant to 2024 Long-Term Equity Plan. The material terms of the 2024 Long-Term Equity Plan are discussed in more detail under the heading *2024 Long-Term Equity Plan* above.

(12)   As described in more detail under the heading *Compensation Decisions with Respect to 2025* above, Ms. Hrdy's 2024 Option was forfeited in consideration for compensation granted to Ms. Hrdy in April 2025.

(13)   Since Mr. Hahn was terminated without cause, his 2024 Option will continue to be eligible for vesting and will vest if (and only if) the 2024 Equity Performance Goal is satisfied and, in such event, the shares earned will be prorated for the portion of the period of his employment at the Company between January 19, 2024 and December 31, 2026.

(14)   Mr. Louvion's 2024 Option was forfeited upon his resignation on January 17, 2025.

Option Exercises and Stock Vested in 2024

	Option Awards	
Name	**Number of Shares Acquired on Exercise (#)[1]**	**Value Realized on Exercise ($)[2]**
Michael D. Hays	2,904	$ 60,287
Helen L. Hrdy	-	-
Kevin R. Karas	-	-
Linda Stacy	-	-
Jason Hahn	-	-
Christophe Louvion	-	-

(1)   Shares of Common Stock.

(2)   Amounts represent the product of the number of shares acquired on exercise multiplied by the excess of market price at exercise over the exercise price per share.

Pay Versus Performance

					Value of initial fixed $100 investment based on:			
Year	**Summary Compensation Table Total for PEO**	**Compensation Actually Paid to PEO [1]**	**Average Summary Compensation Table Total for Non-PEO NEOs**	**Average Compensation Actually Paid to Non-PEO NEOs [2]**	**Total Shareholder Return**	**Peer group Total Shareholder Return[3]**	**Net Income**	**Revenue**
							(in thousands)	
2024	$ 184,862	$ (43,480)	$1,124,539	$ 296,563	$ 29.28	$ 142.93	$ 24,783	$ 143,060
2023	$ 195,566	$ 202,165	$ 428,157	$ 443,660	$ 64.34	$ 128.14	$ 30,971	$ 148,580
2022	$ 181,173	$ 184,526	$ 410,113	$ 418,936	$ 59.60	$ 109.59	$ 31,800	$ 151,568
2021	$ 217,094	$ 207,809	$ 490,467	$ 469,883	$ 64.98	$ 137.74	$ 37,466	$ 147,954
2020	$ 254,504	$ (329,929)	$ 524,435	$ (1,183,288)	$ 65.91	$ 119.96	$ 37,260	$ 133,277

(1)   Mr. Hays was the Principal Executive Officer ("PEO") for 2024, 2023, 2022, 2021, and 2020. The following amounts were deducted and added to determine the compensation actually paid to the PEO:

Year	Summary Compensation Table Total for PEO	Deduct Stock and Option Awards Reported in the Summary Compensation Table	Add Awards Granted During the Covered FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the End of the Covered FY for Awards Granted in a Prior FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the Vesting Date for Awards Granted in a Prior FY that Vested During the Covered FY	Compensation Actually Paid to PEO
2024	$ 184,862	$ (55,000)	$ 1,406	$ (179,760)	$ 5,012	$ (43,480)
2023	$ 195,566	$ (64,455)	$ 70,289	$ (4,749)	$ 5,514	$ 202,165
2022	$ 181,173	$ (49,527)	$ 54,018	$ (2,257)	$ 1,119	$ 184,526
2021	$ 217,094	$ (49,595)	$ 45,549	$ (7,756)	$ 2,517	$ 207,809
2020	$ 254,504	$ (60,258)	$ 18,190	$ (564,781)	$ 22,416	$ (329,929)

(2) Mr. Hahn, Ms. Hrdy, Mr. Karas, Ms. Stacy, and Mr. Louvion were Non-PEO Named Executive Officers ("NEOs") during 2024. Ms. Hrdy, Mr. Karas, and Jona S. Raasch (our former Chief Operating Officer) were Non-PEO NEOs during 2023, 2022, 2021, and 2020. Steven D. Jackson, our former President, was a non-PEO NEO during 2020. The following average amounts were deducted and added to determine the average compensation actually paid to the non-PEO NEOs:

Year	Average Summary Compensation Table Total for Non-PEO NEOs	Deduct Stock and Option Awards Reported in the Summary Compensation Table	Add Awards Granted During the Covered FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the End of the Covered FY for Awards Granted in a Prior FY that are Outstanding and Unvested as of the End of the Covered FY	Add Change in Fair Value as of the Vesting Date for Awards Granted in a Prior FY that Vested During the Covered FY	Subtract Awards Granted in a Prior FY that Failed to Meet the Applicable Vesting Conditions During the Covered FY	Add Dividends Paid on Awards in the Covered FY Prior to the Vesting Date that are Not Otherwise Included in Total Compensation for the Covered FY	Average Compensation Actually Paid to Non-PEO NEOs
2024	$ 1,124,539	$ (682,800)	$ 17,457	$ (79,628)	$ 3,933	$ (86,939) [4]	-	$ 296,563
2023	$ 428,157	$ (146,711)	$ 159,990	$ (9,317)	$ 11,541	-	-	$ 443,660
2022	$ 410,113	$ (112,737)	$ 122,960	$ (3,742)	$ 2,342	-	-	$ 418,936
2021	$ 490,467	$ (112,904)	$ 103,693	$ (16,358)	$ 4,985	-	-	$ 469,883
2020	$ 524,435	$ (134,221)	$ 29,808	$ (869,318)	$ (98,275)	$ (637,647) [5]	$ 1,930	$ (1,183,288)

(3) Utilizes the Russell 2000 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Form 10-K for the year ended December 31, 2024. Because of the uniqueness of our markets and products and lack of publicly traded peers, we do not believe that a combination of peer issuers can be selected on an industry or line-of-business basis to provide a meaningful basis for comparing shareholder return. Accordingly, the Russell 2000 Index, which is comprised of issuers with generally similar market capitalizations to that of the Company, is included in the table as permitted by applicable regulations. The comparison assumes $100 was invested for the period starting December 31, 2019, through the end of the listed year in the Company and in the Russel 2000 Index, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(4) Represents options held by Mr. Karas that were forfeited upon his retirement in March 2024.

(5) Represents options held by Mr. Jackson that were forfeited upon his resignation in October 2020.

The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the cumulative total shareholder return of the Company and the Russell 2000 Index for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the Company's net income for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



The relationship between the compensation actually paid to the PEO and the average compensation actually paid to the non-PEO NEOs and the Company's revenue for 2024, 2023, 2022, 2021, and 2020 is represented by the graph below:



The following tabular list includes the financial performance measures which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the Company's NEO's for 2024 to Company performance.


Important Financial Measures

Net Income
Revenue
Total Recurring Contract Value
Adjusted EBITDA Margin


CEO Pay Ratio

As required by Item 402(u) of Regulation S-K promulgated under the Exchange Act, we are providing the following information about the ratio of the median annual total compensation of our associates (i.e., employees) and the annual total compensation of Michael D. Hays, our Chief Executive Officer. For the year ended December 31, 2024:

- the median of the annual total compensation of all associates of the Company was reasonably estimated to be $85,490; and

- the annual total compensation of Mr. Hays was $184,862.

- Based on this information, the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual total compensation of all other associates is estimated to be 2.16 to 1.

We identified the median associate by examining total cash compensation (i.e., base wages plus cash bonuses and/or commissions) for 2024 of all individuals employed by us on December 31, 2024 (other than Mr. Hays), whether full-time, part-time or on a seasonal basis. We annualized total cash compensation for all permanent associates who were hired after January 1, 2024, as permitted by the rules of the Securities and Exchange Commission.

To calculate the 2024 annual total compensation of our median associate for purposes of this disclosure, we added together all of the elements of our median associate's compensation for 2024 in the same way that we calculate the annual total compensation of our Named Executive Officers in the Summary Compensation Table. To calculate Mr. Hays' annual total compensation, we used the amount reported in the "Total" column of our 2024 Summary Compensation Table. To calculate our ratio, we divided Mr. Hays' annual total compensation by the annual total compensation of our median associate.

PROPOSAL NO. 3 – NON-BINDING, ADVISORY VOTE ON EXECUTIVE COMPENSATION

This proposal provides our shareholders with the opportunity to cast a vote either for or against a non-binding, advisory resolution to approve the compensation of our Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the accompanying compensation tables and narrative discussion in this proxy statement. We are required to hold this vote by Section 14A of the Exchange Act. As discussed in the Compensation Discussion and Analysis above, beginning on page 16, we have designed our executive compensation and benefit programs for our executive officers, including our Named Executive Officers, to advance the following core principles:

- Competitive Pay for Our Market. We strive to compensate our executive officers at levels to ensure that we continue to attract and retain a highly competent, committed management team.

- Align with Shareholders. We seek to align the interests, perspectives and decision-making of our executive officers with the interests of our shareholders primarily through equity grants.

We believe that a focus on these principles will benefit us and, ultimately, our shareholders in the long term by ensuring that we can attract and retain highly-qualified executive officers who are committed to our long-term success.

The Board invites you to carefully review the Compensation Discussion and Analysis beginning on page 16 and the tabular and other disclosures on compensation beginning on page 27, and cast a non-binding, advisory vote either for or against the following resolution:

"Resolved, that shareholders approve, on a non-binding, advisory basis, the compensation of the Company's Named Executive Officers as disclosed in the Compensation Discussion and Analysis section and the compensation tables and narrative discussion contained in this Proxy Statement."

While the vote does not bind the Board to any particular action, the Board values the input of our shareholders, and will take into account the outcome of this vote in considering future compensation arrangements.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the non-binding, advisory resolution to approve the Company's executive compensation program must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" the non-binding, advisory resolution and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMEND A VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THIS PROXY STATEMENT.

PROPOSAL NO. 4 – APPROVAL OF THE NATIONAL RESEARCH CORPORATION 2025 OMNIBUS INCENTIVE PLAN

Summary

- The Board is asking for stockholder approval of our National Research Corporation 2025 Omnibus Incentive Plan (the "2025 Omnibus Incentive Plan"). Equity compensation is critical for the Company to attract, motivate and retain employees, directors, officers, consultants, advisors, and independent contractors (collectively, "Participants") through competitive compensation packages, and it aligns our executives' and stockholders' short- and long-term interests by creating a strong and direct link between executive pay and stockholder return.

- The Compensation Committee believes the shares of Common Stock remaining under 2006 Equity Plan and the 2004 Director Stock Plan (together, the "Predecessor Plans") are insufficient to fulfill the Company's objectives. If stockholders do not approve the 2025 Omnibus Incentive Plan, the Company will have approximately 467,097 remaining shares under the 2006 Equity Plan and approximately 616,402 remaining shares under the 2004 Director Stock Plan for future awards and may need to resort to greater cash compensation to remain competitive.

Introduction

On April 4, 2025, the Board adopted the 2025 Omnibus Incentive Plan. If approved by our stockholders, the 2025 Omnibus Incentive Plan will be effective as of the date of the Annual Meeting. The 2025 Omnibus Incentive Plan is intended to replace the Predecessor Plans. If the 2025 Omnibus Incentive Plan is approved by our stockholders, no further awards would be made after such date under the Predecessor Plans. If the 2025 Omnibus Incentive Plan is not approved by our stockholders, the Predecessor Plans will remain in full force and effect, and our ability to grant equity awards to attract, motivate and retain new and existing Participants would be limited. In that event, to remain competitive, the Company may be required to adopt additional cash or equity related compensation programs.

The Compensation Committee believes the 2025 Omnibus Incentive Plan is needed to (i) recruit talent to fill open positions on our management team as they arise and (ii) continue to make equity-based awards to Participants, which tie a portion of total compensation to equity awards and align with stockholder interests.

In deciding to adopt the 2025 Omnibus Incentive Plan, the Board considered, among other factors:

- the number of shares of Common Stock currently available for issuance under the Predecessor Plans;

- the number of shares of Common Stock necessary to attract, motivate and retain qualified Participants;

- our current three-year average burn rate of approximately 0.38%, calculated based upon performance-based awards vested in the year (versus granted) and time-based awards granted in the year, divided by our weighted average basic common shares outstanding;

- the number of shares of Common Stock outstanding, the dilutive effects of awards, and our projected burn rate; and

- the effect of the price of our Common Stock on the number of shares needed to maintain a portion of our compensation packages for key employees that is expected to be granted in the form of equity.

In addition to the factors above, the Board also considered the following factors, among others, when determining whether to approve the 2025 Omnibus Incentive Plan:

- the Compensation Committee's belief that equity-based grants to employees are a highly effective recruiting and retention tool that allows key employees to share in the ownership of our Company and contribute to our revenue and earnings growth by aligning the long-term interests of our management and key employees with those of our stockholders;

- the Compensation Committee's belief that if additional shares are not available for future awards, we would be required to increase the use of cash awards, which could have an adverse impact on our ability to attract, motivate and retain qualified Participants and our results of operations; and

- the provisions in the 2025 Omnibus Incentive Plan designed to protect stockholders' interests, as described below.

Provisions Designed to Protect Stockholders

The 2025 Omnibus Incentive Plan and our governance and compensation policies contain a number of provisions that we believe are designed to protect stockholder interests and support governance best practices, including:

- prohibition of share recycling related to exercise of stock options, shares available for issuance upon the grant of SARs and shares forfeited for tax withholding obligations with respect to stock options and SARs;

- prohibition of the repricing of stock options and SARs without stockholder approval;

- prohibition of the issuance of stock options or SARs with an exercise price less than the fair market value of the Common Stock on the grant date;

- limiting the maximum term of a stock option and SARs to ten years;

- administration by the Compensation Committee, which is comprised entirely of independent directors;

- the Compensation Committees' ability to exercise negative discretion to eliminate or reduce the size of an award if appropriate;

- no "evergreen" design, with the 2025 Omnibus Incentive Plan providing a fixed number of shares available for issuance;

- robust transfer restrictions;

- annual limit on cash and equity compensation payable under the 2025 Omnibus Incentive Plan; and

- awards subject to the Company's Clawback Policy.

Equity Shares Under All Plans

To provide a complete picture of the overall share pool, below are equity plan share data as of fiscal year end, and updated data as of April 7, 2025:

	December 31, 2024	April 7, 2025
Total shares subject to outstanding options[1]	875,154	516,196
Weighted average exercise price of outstanding options	$37.30	$37.51
Weighted average remaining duration of outstanding options	5.27 years	5.92 years
Unvested shares of restricted stock outstanding	--	--[3]
Total shares remaining for future grants[2]	994,520	1,083,499

(1) Includes (i) 404,833 unvested performance-based options as of December 31, 2024, and 104,833 as of April 7, 2025, (ii) 147,610 unvested time-based options as of December 31, 2024, and 143,189 as of April 7, 2025, and (iii) 322,711 vested, exercisable options as of December 31, 2024, and 268,174 as of April 7, 2025.

(2) Includes (i) 378,118 shares remaining for future grants under the 2006 Equity Plan as of December 31, 2024, and 467,097 as of April 7, 2025, and (ii) 616,402 shares remaining for future grants under the 2004 Director Stock Plan as of December 31, 2024, and 616,402 as of April 7, 2025.

(3) Does not include 200,000 shares of restricted stock that are vested, but are subject to certain transfer restrictions.

Historical Equity Award Granting Practices – Burn Rate

In determining the number of shares by which to increase the pool of shares authorized for issuance under the 2025 Omnibus Incentive Plan, we considered a number of factors, including the burn rate. We believe calculating the Company's burn rate based upon performance-based awards vested in the year (versus granted) and time-based awards granted in the year, divided by our weighted average (basic) common shares outstanding, provides a more accurate depiction of our burn rate. The following table summarizes our awards to all employees over the last three years. Our current three-year average burn rate is approximately 0.38% for fiscal years 2022 through 2024.

Fiscal Year	Time-Based Options Granted	Performance-Based Options Granted	Performance-Based Options Earned/ Vested	Full Value Awards Granted	Weighted Average Basic Common	Burn Rate %[1]
2024	54,530	404,833	--	--	23,703,725	0.23%
2023	96,359	--	--	--	24,539,826	0.39%
2022	127,227	--	--	--	24,922,199	0.51%
Average						0.38%

(1) Based upon performance-based awards vested in the year (versus granted) and time-based awards granted in the year, divided by our weighted average (basic) common shares outstanding.

Description of the 2025 Omnibus Incentive Plan

On April 4, 2025, the Board adopted the 2025 Omnibus Incentive Plan. If approved by our stockholders, 2025 Omnibus Incentive Plan will be effective as of the date of the Annual Meeting. The principal provisions of the 2025 Omnibus Incentive Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2025 Omnibus Incentive Plan. The 2025 Omnibus Incentive Plan is attached as Appendix A to this Proxy Statement. You are urged to read the actual text of the 2025 Omnibus Incentive Plan in its entirety.

The purposes of the 2025 Omnibus Incentive Plan are to: (i) provide our employees with an opportunity to acquire Common Stock in a manner that reinforces our performance goals and provides an incentive to continue employment with us and work toward our long-term growth, development and financial success; (ii) attract, motivate and retain qualified Participants by providing them with long-term incentives and reward such Participants by the issuance of equity grants so that these employees and directors will contribute to and participate in our long-term performance; and (iii) align our executives' and stockholders' short- and long-term interests by creating a strong and direct link between executive pay and stockholder return. In furtherance of these purposes, the 2025 Omnibus Incentive Plan authorizes the grant of stock options and restricted stock, subject to applicable law, to our employees, directors, officers, consultants, advisors, and independent contractors.

The 2025 Omnibus Incentive Plan allows the Compensation Committee to link compensation to performance over a period of time by granting Awards (as defined in the 2025 Omnibus Incentive Plan) that have multiple-year vesting schedules. Awards with multiple-year vesting schedules, such as option grants, provide balance to the other elements of our compensation program that otherwise link compensation to our short-term performance. Awards with multiple-year vesting schedules create an incentive for executive officers to increase stockholder value over an extended period of time because the value received from such Awards is based upon the growth of the stock price.

Subject to certain equitable adjustments as provided in the 2025 Omnibus Incentive Plan, the maximum number of shares of Common Stock available for grant of Awards under the 2025 Omnibus Incentive Plan is 5,000,000 shares.

Types of Awards

A description of the Awards that may be made pursuant to the 2025 Omnibus Incentive Plan follows. Such descriptions are qualified in their entirety by reference to the text of the 2025 Omnibus Incentive Plan. All terms used but not otherwise defined herein shall have the meanings ascribed to them in the 2025 Omnibus Incentive Plan.

Stock Options. Pursuant to the 2025 Omnibus Incentive Plan, the Compensation Committee may grant Awards in the form of stock options to purchase shares of Common Stock, which stock options may be non-qualified or incentive stock options for federal income tax purposes. Stock options granted under the 2025 Omnibus Incentive Plan vest and become exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee. Any stock option granted in the form of an incentive stock option must satisfy the requirements of Section 422 of the Code. Other than in connection with Substitute Awards (as defined in the 2025 Omnibus Incentive Plan), the exercise price per share of Common Stock for any stock option cannot be less than 100% of the fair market value of a share of Common Stock, as determined by the Compensation Committee, on the day that the stock option is granted. For purposes of the 2025 Omnibus Incentive Plan, the fair market value means the closing price of the Common Stock on the principal national securities exchange on which the Common Stock is then listed or admitted to trading, and the closing price shall be the last reported sale price, regular way, on such date (or, if no sale takes place on such date, the last reported sale price, regular way, on the next preceding date on which such sale took place), as reported by such exchange. If the Common Stock is not then so listed or admitted to trading on a national securities exchange, then Fair Market Value shall be the value determined by the Compensation Committee in good faith and in a manner that complies with Sections 409A and 422 of the Code. In addition, the term of the stock option may not exceed ten years. The type (incentive or non-qualified), vesting, exercise price and other terms of each stock option will be set forth in the Award Notice for such stock option.

A stock option may be exercised by paying the exercise price in cash or its equivalent and/or, to the extent permitted by the Compensation Committee and applicable law, shares of Common Stock, a combination of cash and shares of Common Stock, or through the delivery of irrevocable instruments to a broker to sell the shares obtained upon the exercise of the stock option and to deliver to us an amount equal to the exercise price. The Compensation Committee may provide that an option shall be deemed to be exercised at the close of business on the scheduled expiration date of such option if at such time the option remains exercisable and, if so exercised, would result in a payment to the holder.

Stock Appreciation Rights. The Compensation Committee may grant Awards in the form of stock appreciation rights, either in tandem with a stock option ("Tandem SARs") or independent of a stock option ("Freestanding SARs"). The exercise price of a stock appreciation right is an amount determined by the Compensation Committee, but, except in connection with Substitute Awards, in no event is such amount less than 100% of the fair market value of a share of Common Stock on the date that the stock appreciation right was granted or, in the case of a Tandem SAR, the exercise price of the related stock option (subject to the requirements of Section 409A of the Code and except in the case of Substitute Awards). A SAR shall have a term not greater than ten years.

A Tandem SAR may be granted either at the time of grant of the related stock option or at any time thereafter during the term of the related stock option. A Tandem SAR is exercisable to the extent its related stock option is exercisable. Each Tandem SAR will entitle the holder of such stock appreciation right to surrender the related stock option and to receive an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the stock option exercise price per share of Common Stock, times (ii) the number of shares of Common Stock covered by the stock option that is surrendered. Upon the exercise of a stock option as to some or all of the shares of Common Stock covered by such stock option, the related Tandem SAR is automatically cancelled to the extent of the number of shares of Common Stock covered by the exercise of the stock option.

Each Freestanding SAR will entitle the holder of such stock appreciation right upon exercise to an amount equal to (i) the excess of (A) the fair market value on the exercise date of one share of Common Stock over (B) the exercise price, times (ii) the number of shares of Common Stock covered by the Freestanding SAR and as to which the stock appreciation right is exercised.

The type (Tandem SAR or Freestanding SAR), exercise price, vesting and other terms of each stock appreciation right will be set forth in the Award Notice for such stock appreciation rights. The Compensation Committee may provide that a SAR shall be deemed to be exercised at the close of business on the scheduled expiration date of such SAR if at such time the SAR remains exercisable and, if so exercised, would result in a payment to the holder.

Payment of stock appreciation rights may be made in shares of Common Stock or in cash or a combination of shares of Common Stock and cash, as determined by the Compensation Committee.

Other Stock-Based Awards. The Compensation Committee may grant Awards in the form of Stock Awards (for either unrestricted or restricted shares of Common Stock), Restricted Stock Unit Awards, and other Awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, Common Stock. Such other stock-based Awards will be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares of Common Stock (or the equivalent cash value of such shares of Common Stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Performance Units. The Compensation Committee may grant Awards in the form of performance units, which are units valued by reference to designated criteria established by the Compensation Committee other than Common Stock. Performance units will be in such form, and dependent on such conditions, as the Compensation Committee determines, including, without limitation, the right to receive a designated payment upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives. The form, applicable conditions and other terms of each performance unit will be set forth in the Award Notice for such performance unit.

Performance Awards. Performance Awards may take the form of Stock Awards, Restricted Stock Unit Awards or performance units that are conditioned upon the satisfaction of enumerated Performance Criteria during a stated Performance Period, which Awards, in addition to satisfying the requirements otherwise applicable to that type of Award generally, also satisfy the requirements of Performance Awards under the 2025 Omnibus Incentive Plan. Performance Awards may be paid in cash, shares of Common Stock, other property, or any combination thereof, in the sole discretion of the Compensation Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Compensation Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

Performance Awards may be based upon one or more of the following performance criteria: revenues (including, without limitation, recurring contract value), revenue growth, net revenues, cost reductions and savings (or limits on cost increases), improvement in or attainment of expense levels, operating income, operating margin, net margin, gross margin, contribution margin, income before taxes, net income, net sales, sales growth, earnings, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation, and amortization (EBITDA), earnings before interest, taxes, depreciation, amortization, and rent (EBITDAR), adjusted net income, net profit or profit margins (including, without limitation, profitability of an identifiable business unit or product), operating profits, before tax, ratio of operating earnings to capital spending, earnings per share, diluted earnings per share, adjusted earnings per share, adjusted diluted earnings per share, working capital measures, accounts receivable collection or days sales outstanding, assets, return on assets or net assets, return on revenues, debt-to-equity or debt-to-capitalization (in each case with or without lease adjustment), leverage measures, productivity and efficiency measures, cash position, return on equity, return on stockholders' equity, return on capital (including return on total capital or return on invested capital), cash flow return on investment, total stockholder return, cash flow measures (including, without limitation, free cash flow), market share, stockholder return, equity, stockholders' equity, economic value added models (or an equivalent metric), Common Stock price per share, attainment of strategic or operational initiatives, book, economic book or intrinsic book value (including, without limitation, book value per share), appreciation in or maintenance of the price of the Common Stock or any other publicly traded securities of the Company, or other stockholder return measures, credit rating, borrowing levels, enterprise value, improvements in capital structure, implementation or completion of critical projects, economic, social, and governance metrics, customer satisfaction, employee satisfaction, management development, succession planning, completion of acquisitions or divestitures (either with or without specified size) or any other metric as may be selected by the Committee and may be applied (i) for the Company on a consolidated basis, (ii) for any one or more Subsidiaries, as applicable, (iii) for any other business unit(s) division(s), or segment(s) of the Company, (iv) for the Participant, and/or (v) for any initiatives, goals, or strategic plans of the Company, any one or more Subsidiaries, or any other business unit(s) division(s), or segment(s) of the Company. In addition, the Committee may establish, as additional Performance Criteria, the attainment by a Participant of one or more personal objectives and/or goals that the Committee deems appropriate, including, but not limited to, implementation of Company policies, negotiation of significant corporate transactions, development of long-term business goals or strategic, or the exercise of specific areas of managerial responsibility. Each of the Performance Criteria may be expressed on an absolute and/or relative basis with respect to one or more peer group companies or indices (as such may be established from time to time), and may include comparisons with past performance of the Company (including one or more divisions thereof, if any) and/or the current or past performance of other companies. For any Performance Period, the Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including, without limitation, restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, asset write-downs, litigation or claim judgments or settlements, non-cash amortization, compensation, or other items permitted to be excluded under the Company's credit agreement in effect from time to time, acquisitions or divestitures, reorganization or change in the corporate structure or capital structure of the Company, an event either not directly related to the operations of the Company, division, business segment or business unit or not within the reasonable control of management, foreign exchange gains and losses, a change in the fiscal year of the Company, the refinancing or repurchase of bank loans or debt securities, unbudgeted capital expenditures, the issuance or repurchase of equity securities and other changes in the number of outstanding shares, conversion of some or all of convertible securities to Common Stock, any business interruption event, in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business condition, the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or the effect of changes in other laws or regulatory rules affecting reported results.

For each Performance Period, the Compensation Committee designates, in its sole discretion, which Participants are eligible for Performance Awards for such period, the length of the Performance Period, the types of Performance Awards to be issued, the performance criteria to be used to establish performance goals, the kind or level of performance goals and other relevant matters.

After the close of each Performance Period, the Compensation Committee will determine whether the performance goals for the cycle have been achieved. The Compensation Committee has the discretion to increase or decrease the payout under any such Award to the extent it determines appropriate.

The Award Notice for each Performance Award will set forth or make reference to the Performance Period, performance criteria, performance goals, performance formula, performance pool and other terms applicable to such Performance Award.

Administration

The Compensation Committee or such other committee as may be designated by the Board of Directors, which consists of at least two individuals who are intended to qualify as "non-employee directors" within the meaning of the Exchange Act and an "independent director" for purpose of the rules of the principal national securities exchange on which the Common Stock is then listed or admitted to trading, will administer the 2025 Omnibus Incentive Plan. The Compensation Committee may allocate all or any portion of its responsibilities and powers under the 2025 Omnibus Incentive Plan to any one or more of its members, the Company's CEO or other senior members of management as the Compensation Committee deems appropriate; however, only the Compensation Committee, or another committee consisting of two or more individuals who qualify both as "non-employee directors" and "independent directors" may select and grant Awards to Participants who are subject to Section 16 of the Exchange Act.

The Compensation Committee will have broad authority in its administration of the 2025 Omnibus Incentive Plan, including, but not limited to, the authority to interpret the 2025 Omnibus Incentive Plan; to establish rules and regulations for the operation and administration of the 2025 Omnibus Incentive Plan; to select the persons to receive Awards; to determine the type, number, terms, conditions, limitations and restrictions of Awards (or the waiver or lapse of such restrictions), including, without limitation, terms regarding vesting, exercisability, payment and the effect of certain events, such as a change in control of the Company or the Participant's death, disability, retirement or termination as a result of breach of any agreement; to create additional forms of Awards consistent with the terms of the 2025 Omnibus Incentive Plan; and to take all other action it deems necessary or advisable to administer the 2025 Omnibus Incentive Plan.

Awards under the 2025 Omnibus Incentive Plan may be made in the form of stock options, stock appreciation rights, stock awards, restricted stock units, performance awards, performance units, any other form established by the Compensation Committee pursuant to the 2025 Omnibus Incentive Plan, or a combination thereof. Each award will be subject to the terms, conditions, restrictions and limitations of the 2025 Omnibus Incentive Plan and the applicable Award Notice.

Share Counting and Maximum Awards

Any shares of Common Stock related to Awards under the 2025 Omnibus Incentive Plan (i) that terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares or the payment of cash or other consideration in respect thereof or (ii) are exchanged with the Compensation Committee's permission for Awards not involving shares of Common Stock, will become available again under the 2025 Omnibus Incentive Plan. Further, in the event that withholding tax liabilities arising from an Award other than an option or stock appreciation right are satisfied by the tendering of shares of Common Stock (either actually or by attestation) or by the withholding of shares of Common Stock by the Company, the shares so tendered or withheld shall be added to the shares available for Awards under the 2025 Omnibus Incentive Plan; provided that any shares withheld above the applicable minimum statutory rate shall not be added back to the available share pool of the 2025 Omnibus Incentive Plan and shall not again be available for awards under the 2025 Omnibus Incentive Plan. In addition, the following shares of Common Stock will not be added to the shares authorized for grant under the 2025 Omnibus Incentive Plan: (i) shares tendered by a Participant or withheld by the Company in payment of the purchase price of an option or to satisfy any tax withholding obligation with respect to options or SARs; (ii) shares subject to a SAR that are not issued in connection with its stock settlement on exercise thereof; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

Subject to the Compensation Committee's authority to adjust Awards upon specified events described under the heading *Adjustments Upon Certain Events* below, the maximum number of shares of Common Stock subject to all Awards (including incentive stock options) that are denominated in shares and granted to any one Participant under the 2025 Omnibus Incentive Plan during any calendar year is 1,000,000 shares of Common Stock. During any calendar year no Participant may be granted Awards that are denominated in cash under which more than $5,000,000 may be earned for each twelve (12) months in the vesting or Performance Period. Each of the limitations in this section shall be multiplied by two (2) with respect to Awards granted to a Participant during the first calendar year in which the Participant commences employment with the Company. The shares of Common Stock available for issuance under the 2025 Omnibus Incentive Plan may be authorized and unissued shares or treasury shares, including shares purchased in open market or private transactions.

Substitute Awards, defined in the 2025 Omnibus Incentive Plan as Awards granted or shares of Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or with which the Company merges, shall not reduce the shares authorized for grant under the 2025 Omnibus Incentive Plan or the applicable limitations on grants to a Participant under the 2025 Omnibus Incentive Plan, nor shall shares subject to a Substitute Award be added to the shares available for Awards under the 2025 Omnibus Incentive Plan. Additionally, in the event that a company acquired by the Company or with which the Company merges has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted) may be used for Awards under the 2025 Omnibus Incentive Plan and shall not reduce the shares authorized for grant under the 2025 Omnibus Incentive Plan (and shares subject to such Awards shall not be added to the shares available for Awards under the 2025 Omnibus Incentive Plan); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or merger, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or merger. The terms of Substitute Awards may vary from the terms set forth in the 2025 Omnibus Incentive Plan to the extent the Compensation Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted.

The Compensation Committee has the exclusive power and authority, consistent with the provisions of the 2025 Omnibus Incentive Plan, to establish the terms and conditions of any Award and to waive any such terms or conditions as described under the heading *Administration* above.

Payment Terms

Awards may be paid in cash, shares of Common Stock, a combination of cash and shares of Common Stock or in any other permissible form, as the Compensation Committee determines. Payment of Awards may include such terms, conditions, restrictions and/or limitations, if any, as the Compensation Committee deems appropriate, including, in the case of Awards paid in shares of Common Stock, restrictions on transfer of such shares and provisions regarding the forfeiture of such shares under certain circumstances.

At the discretion of the Compensation Committee, a Participant may defer payment of any Award, salary, bonus compensation, Board of Directors compensation, dividend or dividend equivalent on vested Awards, or any portion thereof. If permitted by the Compensation Committee, a deferral must be made in accordance with any administrative guidelines established by the Compensation Committee for such purpose. Such deferred items may be credited with interest (at a rate determined by the Compensation Committee) or invested by the Company and, with respect to those deferred awards denominated in the form of Common Stock, credited with dividends or dividend equivalents, provided such Awards have vested. All deferrals must be in compliance with Section 409A of the Code.

The Company is entitled to deduct from any payment to a Participant under the 2025 Omnibus Incentive Plan the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to the Company such tax prior to and as a condition of the making of such payment. Subject to certain limitations, the Compensation Committee may allow a Participant to pay the amount of taxes required by law to be withheld from an Award by withholding any shares of Common Stock to be paid under such Award or by permitting the Participant to deliver to the Company shares of Common Stock having a fair market value equal to the amount of such taxes (or, to the extent permitted by the Compensation Committee, such greater amount reflecting the Participant's actual taxes on such Award). However, any shares of Common Stock that may be withheld above the applicable minimum statutory rate will not be added back to the share pool and will not again be available for Awards under the 2025 Omnibus Incentive Plan.

Dividends

Subject to the provisions of the 2025 Omnibus Incentive Plan and any Award Notice, the recipient of an Award may, if so determined by the Compensation Committee, be entitled to dividends or dividend equivalents, subject to such terms, conditions, restrictions, and/or limitations, if any, as the Compensation Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such time(s) as the Compensation Committee shall determine. All dividends or dividend equivalents which are not paid currently may, at the Compensation Committee's discretion, accrue interest, be reinvested into additional shares of Common Stock or, in the case of dividends or dividend equivalents credited in connection with Stock Awards, be credited as additional Stock Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award.

Transfer Restrictions

Except as otherwise provided in an Award Notice or elsewhere in the 2025 Omnibus Incentive Plan, no Awards or any other payment under the 2025 Omnibus Incentive Plan will be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment or pledge, nor will any Award be payable to or exercisable by anyone other than the Participant to whom it was granted. To the extent and under such terms and conditions as determined by the Compensation Committee, a Participant may assign or transfer an Award without consideration to a Permitted Assignee, which is defined as (i) the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or stockholders or (iv) for charitable donations; provided that such Permitted Assignee will be bound by and subject to all of the terms and conditions of the 2025 Omnibus Incentive Plan and the Award Notice relating to the transferred Award and will execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant will remain bound by the terms and conditions of the 2025 Omnibus Incentive Plan.

Adjustments Upon Certain Events; Prohibition on Repricing

In the event that there is a stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of Common Stock or other corporate exchange, or any distribution to stockholders of Common Stock or other property or securities or any extraordinary cash dividends (other than regular cash dividends) or any transaction similar to the foregoing or other transaction that results in a change to the Company's capital structure, the 2025 Omnibus Incentive Plan provides that the Compensation Committee will make substitutions and/or adjustments to the maximum number of shares available for issuance under the 2025 Omnibus Incentive Plan , the maximum Award payable, the number of shares to be issued pursuant outstanding Awards, the option prices, exercise prices or purchase prices of outstanding Awards and/or any other affected terms of an Award or the 2025 Omnibus Incentive Plan as the Compensation Committee, in its sole discretion, deems equitable or appropriate. Except for such adjustments, repricing of any stock options and/or stock appreciation rights by the Compensation Committee is prohibited unless such action is approved by our stockholders. "Reprice," as used in the 2025 Omnibus Incentive Plan, means the reduction, directly or indirectly, in the per-share exercise price of an outstanding stock option(s) and/or stock appreciation right(s) issued under the 2025 Omnibus Incentive Plan by amendment, cancellation or substitution (for cash or another Award, except in connection with a change in control of the Company), or any other action with respect to an option or SAR that would be treated as a repricing under the rules and regulations of the principal national securities exchange on which the Common Stock is then listed or admitted to trading.

Termination and Amendment

The Compensation Committee may suspend or terminate the 2025 Omnibus Incentive Plan at any time for any reason with or without prior notice. In addition, the Compensation Committee may, from time to time for any reason and with or without prior notice, amend the 2025 Omnibus Incentive Plan in any manner, but may not, without stockholder approval, adopt any amendment which would require the vote of the stockholders of the Company if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws or regulations, including, but not limited to, the listing requirements of the stock exchanges or quotation systems on which the securities of the Company are listed. No amendment may materially and adversely affect any of the rights of such Participant under any Award theretofore granted to such Participant under the 2025 Omnibus Incentive Plan.

Securities Act Registration

The shares of Common Stock issuable under the 2025 Omnibus Incentive Plan will be registered on Form S-8 as soon as practicable, subject to our stockholders' approval of the 2025 Omnibus Incentive Plan.

Clawback/Forfeiture

Awards are subject to the Company's Clawback Policy. The material terms of the Company's Clawback Policy are described under the heading *Clawback Policy* in the Compensation Discussion and Analysis above.

Eligibility

Participants in the 2025 Omnibus Incentive Plan will be selected by the Compensation Committee from the employees, directors, officers, consultants, advisors, and independent contractors of the Company and its Subsidiaries. The selection of those persons within a particular class who will receive Awards is entirely within the discretion of the Compensation Committee. Only employees, however, are eligible to receive "incentive stock options" within the meaning of Section 422 of the Code.

The Compensation Committee has not determined how many persons are likely to participate in the 2025 Omnibus Incentive Plan over time. The Compensation Committee intends, however, to grant most Awards to those persons who are in a position to have a significant direct impact on our growth, profitability and success. As of April 7, 2025, approximately 400 employees, which includes 3 executive officers, and 5 non-employee directors were eligible to participate in the Predecessor Plans. The number of active engagements with consultants, advisors, and independent contractors varies from time to time, and the Compensation Committee has not historically made grants to these individuals under Predecessor Plans.

Federal Income Tax Status of 2025 Omnibus Incentive Plan Awards

The following is only a summary of the effect of federal income taxation upon us and the Participants under the 2025 Omnibus Incentive Plan. It does not purport to be complete and does not discuss all of the tax consequences of a Participant's death or the provisions of the income tax laws of any state, municipality or foreign country in which the Participants may reside.

Incentive Stock Options. A Participant is not treated as receiving taxable income upon either the grant of an incentive stock option (an "ISO") or upon the exercise of an ISO. However, the difference between the exercise price and the fair market value on the date of exercise is an item of tax preference at the time of exercise in determining liability for the alternative minimum tax, assuming that the shares of Common Stock is either transferable or is not subject to a substantial risk of forfeiture under Section 83 of the Code. If at the time of exercise, the Common Stock is both nontransferable and is subject to a substantial risk of forfeiture, the difference between the exercise price and the fair market value of the Common Stock (determined at the time the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture) will be a tax preference item in the year in which the Common Stock becomes either transferable or not subject to a substantial risk of forfeiture.

If shares of Common Stock acquired by the exercise of an ISO is not sold or otherwise disposed of within two years from the date of its grant and is held for at least one year after the date such Common Stock is transferred to the Participant upon exercise, any gain or loss resulting from its disposition is treated as long-term capital gain or loss. If such Common Stock is disposed of before the expiration of the above-mentioned holding periods, a "disqualifying disposition" occurs. If a disqualifying disposition occurs, the Participant realizes ordinary income in the year of the disposition in an amount equal to the difference between the fair market value of the Common Stock on the date of exercise and the exercise price, or the selling price of the Common Stock and the exercise price, whichever is less. The balance of the Participant's gain on a disqualifying disposition, if any, is taxed as capital gain.

We are not entitled to any tax deduction as a result of the grant or exercise of an ISO, or on a later disposition of the Common Stock received, except that in the event of a disqualifying disposition, we are entitled to a deduction equal to the amount of ordinary income realized by the Participant.

Non-Qualified Stock Options. A Participant does not recognize any taxable income upon the grant of a non-qualified stock option (a "NSO"), and we are not entitled to a tax deduction by reason of such grant. Upon exercise of a NSO, the Participant recognizes ordinary income generally measured by the excess of the then fair market value of the shares of Common Stock over the exercise price, and we are entitled to a corresponding tax deduction. Upon a disposition of shares of Common Stock acquired upon exercise of a NSO by the Participant, any difference between the sale price and the exercise price, to the extent not recognized as ordinary income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period. Such subsequent disposition by the Participant of the shares of Common Stock has no tax consequence to us.

Stock Appreciation Rights. No income is realized by a Participant at the time a stock appreciation right is awarded, and no deduction is available to us at such time. A Participant realizes ordinary income upon the exercise of the stock appreciation right in an amount equal to the fair market value of the shares of Common Stock received by the Participant from such exercise.

Unrestricted Stock-Based Award. Upon the grant of an unrestricted stock-based Award, a Participant will realize taxable income equal to the fair market value at such time of the shares of Common Stock received by the Participant under such Award (less the purchase price therefor, if any).

Restricted Stock-Based Award. Upon the grant of a restricted stock-based Award, no income will be realized by a Participant (unless a Participant timely makes an election to accelerate the recognition of the income to the date of the grant), and we will not be allowed a deduction at that time. When the Award vests and is no longer subject to a substantial risk of forfeiture for income tax purposes, the Participant will realize taxable ordinary income in an amount equal to the fair market value at such time of the shares of Common Stock received by the Participant under such Award (less the purchase price therefor, if any), and we will be entitled to a corresponding deduction at such time, subject to limitations under Section 280G the Code. If a Participant does make a timely election to accelerate the recognition of income, then the Participant will recognize taxable ordinary income in an amount equal to the cash and the fair market value at the time of grant of the shares of Common Stock to be received by the Participant under such Award (less the purchase price therefor, if any), and we will be entitled to a corresponding deduction at such time, subject to limitations under Section 280G of the Code. Participants will only be eligible to make such an election on restricted stock-based Awards that constitute an Award of "property" within the meaning of Section 83 of the Code (e.g., shares of restricted stock) as of the grant date.

Performance Units and Performance Awards. A Participant receiving a performance unit or a Performance Award will not recognize income, and we will not be allowed a deduction, at the time such Award is granted. When a Participant receives payment of a performance unit or Performance Award, the amount of the fair market value of any shares of Common Stock received will be ordinary income to the Participant.

Effect of Deferral on Taxation of Awards. If the Compensation Committee permits a Participant to defer the receipt of payment of an Award and such Participant makes an effective election to defer the payment of the Award in accordance with the administrative guidelines established by the Compensation Committee, the Participant will not realize taxable income until the date the Participant becomes entitled to receive such payment pursuant to the terms of the deferral election, and we will not be entitled to a deduction until such time, subject to limitations under Section 280G of the Code, assuming the deferral arrangement complies with Section 409A of the Code. Any interest or dividends paid on, or capital gains resulting from, the investment by us of the amount deferred during the deferral period will be taxable to us in the year recognized. At the time the Participant becomes entitled to receive the deferred payment, the Participant will recognize taxable income in an amount equal to the actual payment to be received, including any interest or earnings credited on the amount deferred during the deferral period. Section 409A of the Code generally establishes rules that must be followed with respect to covered deferred compensation arrangements in order to avoid the imposition of an additional 20% penalty tax (plus interest) on the employee or other service provider who is entitled to receive the deferred compensation.

Limitation on Income Tax Deduction

Under Section 162(m) of the Code, compensation paid to any publicly held corporation's "covered employees" that exceeds $1 million per taxable year for any covered employee is generally non-deductible. Awards granted under the 2025 Omnibus Incentive Plan will be subject to the deduction limit under Section 162(m) of the Code and will not be eligible to qualify for the performance-based compensation exception under Section 162(m) of the Code pursuant to the transition relief provided by the Tax Cuts and Jobs Act.

No person connected with the 2025 Omnibus Incentive Plan in any capacity, including, but not limited to, the Company and its directors, officers, agents, and employees, makes any representation, commitment or guarantee that any tax treatment, including, but not limited to, federal, state, and local income, estate and gift tax treatment, will be applicable with respect to the tax treatment of any Award, any amounts deferred under the 2025 Omnibus Incentive Plan, or paid to or for the benefit of a Participant under the 2025 Omnibus Incentive Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the 2025 Omnibus Incentive Plan.

New Plan Benefits

No benefits or amounts have been granted, awarded, or received under the 2025 Omnibus Plan. Because the benefits conveyed under the 2025 Omnibus Incentive Plan will be at the discretion of the Compensation Committee, it is not possible to determine in advance what benefits Participants will receive under the 2025 Omnibus Incentive Plan; provided, however, that the Green Shares discussed under the heading *Compensation Decisions with Respect to 2025* in the Compensation Discussion and Analysis above are expected to be issued under the 2025 Omnibus Incentive Plan.

Equity Compensation Plan Information

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2024.

Plan Category Common Shares	Number of Securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[1]	470,321	$ 35.38	994,520[2]
Equity compensation plans not approved by security holders	—	—	—
Total	470,321	$ 35.38	994,520

(1) Includes our 2006 Equity Plan and 2004 Director Stock Plan.

(2) Under the 2006 Equity Plan, we had authority to award up to 337,879 additional shares of restricted Common Stock provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Incentive Plan, which totaled 378,118, shares of Common Stock as of December 31, 2024. The 2004 Stock Director Plan provides for granting options for 3,000,000 shares of Common Stock. Option awards through December 31, 2024 totaled 2,383,598 shares of Common Stock.

Assuming a quorum is present at the Annual Meeting, the number of votes cast for the approval of the 2025 Omnibus Incentive Plan must exceed the number of votes cast against it. Abstentions and broker non-votes will be counted as present in determining whether there is a quorum; however, they will not constitute a vote "for" or "against" ratification and will be disregarded in the calculation of votes cast. A broker non-vote occurs when a broker submits a proxy card with respect to shares that the broker holds on behalf of another person but declines to vote on a particular matter, either because the broker elects not to exercise its discretionary authority to vote on the matter or does not have authority to vote on the matter.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THE 2025 OMNIBUS INCENTIVE PLAN AS DISCLOSED IN THIS PROXY STATEMENT. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" APPROVAL OF THE 2025 OMNIBUS INCENTIVE PLAN AS DISCLOSED IN THIS PROXY STATEMENT.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP acted as the independent registered public accounting firm for us in 2024. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of our independent registered public accounting firm.

The fees to KPMG LLP for the fiscal years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Audit Fees[1]	$535,275	$509,500
Audit-Related Fees[2]	133,000	126,000
Tax Fees[3]	120,142	122,548
All Other Fees	--	--
Total	$788,417	$758,048

---

[1] Audit of annual financial statements, review of financial statements included in Form 10-Q and other services normally provided in connection with statutory and regulatory filings, including out-of-pocket expenses.

[2] Information security audit services, including out-of-pocket expenses.

[3] Tax consultations and tax return preparation including out-of-pocket expenses. Of this amount, $101,077 and $89,859 related to tax return preparation services and $19,065 and $32,689 related to tax consulting services in 2024 and 2023, respectively.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by our independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. In 2024, the Audit Committee pre-approved all services provided by our independent registered public accounting firm, and no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

MISCELLANEOUS

Expenses

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. Such individuals will not be paid any additional compensation for such solicitation. We will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Multiple Shareholders Sharing the Same Address

Pursuant to the rules of the Securities and Exchange Commission, services that deliver our communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of our annual report to shareholders and proxy statement, unless we have received contrary instructions from one or more of the shareholders. Upon written or oral request, we will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. For future deliveries of annual reports to shareholders and/or proxy statements, shareholders may also request that we deliver multiple copies at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the annual report to shareholders and/or proxy statement may also request delivery of a single copy. Shareholders may notify us of their requests by calling or writing Michelle Bachman, Executive Secretary, NRC Health, at (402) 475-2525 or 1245 Q Street, Lincoln, Nebraska 68508.

Shareholder Proposals

Matters for Inclusion in the Proxy Materials for the 2026 Annual Meeting of Shareholders

Matters for inclusion in the proxy materials for the 2026 Annual Meeting of Shareholders, other than nominations of directors, must be received by the Company by the close of business on December 11, 2025. All proposals must comply with Rule 14a-8 under the Exchange Act.

Matters for Consideration at the 2026 Annual Meeting of Shareholders, but not for Inclusion in the Proxy Materials

Matters for consideration at the 2026 Annual Meeting of Shareholders, but not for inclusion in the proxy materials, must be received by the Company no earlier than January 8, 2026, and no later than February 7, 2026. In the event, however, that the date of the 2026 Annual Meeting of Shareholders, is advanced by more than 30 days or delayed by more than 60 days from the second Wednesday in the month of April, in order to be timely notice by the shareholder must be received no earlier than the 90th day prior to the date of such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. The proposal must meet all the requirements set forth in our Bylaws.

Nominations of Individuals for Election as Directors at the 2026 Annual Meeting of Shareholders Using Proxy Access

Our Bylaws include a proxy access provision. Shareholders who meet the requirements set forth in our Bylaws may submit director nominations for inclusion in the proxy materials. Proxy access nominations for the 2026 Annual Meeting of Shareholders must be received by the Company no earlier than November 11, 2025 and no later than December 11, 2025. However, if the date of the 2026 Annual Meeting of Shareholders is more than thirty days before or after May 7, 2026, then the deadline for submitting any such proxy access nominations is the later of the close of business on the date that is 180 days prior to the date of the 2026 Annual Meeting of Shareholders or the tenth day following the date that such date of the 2026 Annual Meeting of Shareholders is first publicly announced or disclosed. Proxy access nominations must meet all the requirements set forth in our Bylaws and include the additional information required by Rule 14a-19(b) under the Exchange Act.

Nominations of Individuals for Election as Directors at the 2026 Annual Meeting of Shareholders (other than through Proxy Access)

Under our Bylaws, notice by shareholders who intend to nominate directors at the 2026 Annual Meeting of Shareholders (other than through proxy access as described above) must be received by the Company no earlier than January 8, 2026, and no later than February 7, 2026. In the event, however, that the date of the 2026 Annual Meeting of Shareholders, is advanced by more than 30 days or delayed by more than 60 days from the second Wednesday in the month of April, in order to be timely notice by the shareholder must be received no earlier than the 90th day prior to the date of such annual meeting and not later than the close of business on the later of (i) the 60th day prior to such annual meeting and (ii) the 10th day following the day on which public announcement of the date of such meeting is first made. The notice of director nomination must meet all the requirements set forth in our Bylaws.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

/s/ Helen Hrdy
Helen Hrdy
Chief Operating Officer

April 10, 2025

Appendix A

**NATIONAL RESEARCH CORPORATION
2025 OMNIBUS INCENTIVE PLAN**

**ARTICLE I
PURPOSE AND EFFECTIVE DATE**

Section 1.1.   Purpose. The purpose of the Plan is to provide motivation to selected Employees, Directors and Consultants to put forth their efforts toward the success of the Company.

Section 1.2.   Background and Effective Date. The Plan was approved by the Board on April 4, 2025 (the "Adoption Date"). This Plan will become effective upon the date of the approval by the Company's stockholders at the 2025 Annual Meeting of Stockholders (the "Effective Date"). If stockholder approval of this Plan is not obtained at the 2025 Annual Meeting of Stockholders, the Predecessor Plans (as defined below), will remain in full force and effect.

Section 1.3.   Successor Plan. This Plan shall serve as the successor to the National Research Corporation 2006 Equity Incentive Plan and the National Research Corporation 2004 Non-Employee Director Stock Plan, as amended (collectively, the "Predecessor Plans"). From and after the Effective Date, no further awards will be granted under the Predecessor Plans and the Predecessor Plans shall remain in effect only so long as awards granted thereunder remain outstanding. All awards granted under a Predecessor Plan will remain subject to the terms of such Predecessor Plan.

**ARTICLE II
DEFINITIONS AND CONSTRUCTION**

Section 2.1.   Certain Defined Terms. As used in this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

(a)   "Award" means any form of stock option, stock appreciation right, Stock Award, Restricted Stock Unit Award, performance unit, Performance Award, or other incentive Award granted under the Plan, whether singly, in combination, or in tandem, to a Participant by the Committee pursuant to such terms, conditions, restrictions, and/or limitations, if any, as the Committee may establish by the Award Notice or otherwise.

(b)   "Award Notice" means the document establishing the terms, conditions, restrictions, and/or limitations of an Award in addition to those established by this Plan and by the Committee's exercise of its administrative powers. The Committee will establish the form of the document in the exercise of its sole and absolute discretion.

(c)   "Board" means the Board of Directors of the Company.

(d)   "CEO" means the Chief Executive Officer of the Company.

(e)   "Code" means the Internal Revenue Code of 1986, as amended from time to time, including the regulations thereunder and any successor provisions and the regulations thereto.

(f)   "Committee" means the Compensation and Talent Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan; provided, that the Committee shall consist of two or more Directors, all of whom are both a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act and an "independent director" for purposes of the rules of the principal national securities exchange on which the Common Stock is then listed or admitted to trading, to the extent required by such rules.

       (g)   "<u>Common Stock</u>" means the common stock, par value $.001 per share, of the Company.

       (h)   "<u>Company</u>" means National Research Corporation, a Delaware corporation and its Subsidiaries.

       (i)   "<u>Consultants</u>" means the consultants, advisors, and independent contractors retained by the Company.

       (j)   "<u>Director</u>" means a Non-Employee member of the Board.

       (k)   "<u>Employee</u>" means any person employed by the Company on a full or part-time basis.

       (l)   "<u>Exchange Act</u>" means the Securities Exchange Act of 1934, as amended from time to time, including the rules thereunder and any successor provisions and the rules thereto.

       (m)   "<u>Fair Market Value</u>" means the closing price of the Common Stock on the principal national securities exchange on which the Common Stock is then listed or admitted to trading, and the closing price shall be the last reported sale price, regular way, on such date (or, if no sale takes place on such date, the last reported sale price, regular way, on the next preceding date on which such sale took place), as reported by such exchange. If the Common Stock is not then so listed or admitted to trading on a national securities exchange, then Fair Market Value shall be the value determined by the Committee in good faith and in a manner that complies with Sections 409A and 422 of the Code.

       (n)   "<u>Grant Date</u>" means the first date on which all necessary Committee action has been taken to approve the grant of the Award as provided in the Plan, or such later date as is determined and specified as part of the authorization process.

       (o)   "<u>Participant</u>" means either an Employee, Director, or Consultant to whom an Award has been granted under the Plan.

       (p)   "<u>Performance Awards</u>" means the Stock Awards and performance units granted pursuant to Article VII.

       (q)   "<u>Performance Criteria</u>" means the one or more criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period. The Performance Criteria that may be used to establish such Performance Goal(s)may be expressed in terms of the attainment of specified levels of one or any variation or combination of the following: revenues (including, without limitation, recurring contract value), revenue growth, net revenues, cost reductions and savings (or limits on cost increases), improvement in or attainment of expense levels, operating income, operating margin, net margin, gross margin, contribution margin, income before taxes, net income, net sales, sales growth, earnings, earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation, and amortization (EBITDA), earnings before interest, taxes, depreciation, amortization, and rent (EBITDAR), adjusted net income, net profit or profit margins (including, without limitation, profitability of an identifiable business unit or product), operating profits, before tax, ratio of operating earnings to capital spending, earnings per share, diluted earnings per share, adjusted earnings per share, adjusted diluted earnings per share, working capital measures, accounts receivable collection or days sales outstanding, assets, return on assets or net assets, return on revenues, debt-to-equity or debt-to-capitalization (in each case with or without lease adjustment), leverage measures, productivity and efficiency measures, cash position, return on equity, return on stockholders' equity, return on capital (including return on total capital or return on invested capital), cash flow return on investment, total stockholder return, cash flow measures (including, without limitation, free cash flow), market share, stockholder return, equity, stockholders' equity, economic value added models (or an equivalent metric), Common Stock price per share, attainment of strategic or operational initiatives, book, economic book or intrinsic book value (including, without limitation, book value per share), appreciation in or maintenance of the price of the Common Stock or any other publicly traded securities of the Company, or other stockholder return measures, credit rating, borrowing levels, enterprise value, improvements in capital structure, implementation or completion of critical projects, economic, social, and governance metrics, customer satisfaction, employee satisfaction, management development, succession planning, completion of acquisitions or divestitures (either with or without specified size) or any other metric as may be selected by the Committee and may be applied (i) for the Company on a consolidated basis, (ii) for any one or more Subsidiaries, as applicable, (iii) for any other business unit(s) division(s), or segment(s) of the Company, (iv) for the Participant, and/or (v) for any initiatives, goals, or strategic plans of the Company, any one or more Subsidiaries, or any other business unit(s) division(s), or segment(s) of the Company. In addition, the Committee may establish, as additional Performance Criteria, the attainment by a Participant of one or more personal objectives and/or goals that the Committee deems appropriate, including, but not limited to, implementation of Company policies, negotiation of significant corporate transactions, development of long-term business goals or strategic, or the exercise of specific areas of managerial responsibility. Each of the Performance Criteria may be expressed on an absolute and/or relative basis with respect to one or more peer group companies or indices (as such may be established from time to time), and may include comparisons with past performance of the Company (including one or more divisions thereof, if any) and/or the current or past performance of other companies. For any Performance Period, the Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including, without limitation, restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, asset write-downs, litigation or claim judgments or settlements, non-cash amortization, compensation, or other items permitted to be excluded under the Company's credit agreement in effect from time to time, acquisitions or divestitures, reorganization or change in the corporate structure or capital structure of the Company, an event either not directly related to the operations of the Company, division, business segment or business unit or not within the reasonable control of management, foreign exchange gains and losses, a change in the fiscal year of the Company, the refinancing or repurchase of bank loans or debt securities, unbudgeted capital expenditures, the issuance or repurchase of equity securities and other changes in the number of outstanding shares, conversion of some or all of convertible securities to Common Stock, any business interruption event, in view of the Committee's assessment of the business strategy of the Company, performance of comparable organizations, economic and business condition, the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or the effect of changes in other laws or regulatory rules affecting reported results.

(r)   "Performance Formula" means, for a Performance Period, the one or more objective formulas (expressed as a percentage or otherwise) applied against the relevant Performance Goal(s) to determine, with regard to the Award of a particular Participant, whether all, some portion but less than all, or none of the Award has been earned for the Performance Period.

(s)   "Performance Goals" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(t)   "Performance Period" means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Award.

(u)   "Plan" means this 2025 Omnibus Incentive Plan, as amended from time to time.

(v)   "Restricted Stock Unit Award" means an Award granted pursuant to Article XI in the form of a right to receive shares of Common Stock on a future date.

(w)   "Stock Award" means an Award granted pursuant to Article X in the form of shares of Common Stock, restricted shares of Common Stock, and/or units of Common Stock.

(x)   "Subsidiary" means a corporation or other business entity in which the Company directly or indirectly has an ownership interest of twenty percent (20%) or more, except that with respect to incentive stock options, "Subsidiary" shall mean "subsidiary corporation" as defined in Section 424(f) of the Code.

(y)   "Substitute Awards" means Awards granted or shares of Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or with which the Company merges.

Section 2.2.   Other Defined Terms. Unless the context otherwise requires, all other capitalized terms shall have the meanings set forth in the other Articles and Sections of this Plan.

Section 2.3.   Construction. In any necessary construction of a provision of this Plan, the masculine gender may include the feminine, and the singular may include the plural, and vice versa.


ARTICLE III
ELIGIBILITY


Section 3.1.   In General. Subject to Section 3.2 and Article IV, all Employees, Directors, and Consultants are eligible to participate in the Plan. The Committee may select, from time to time, Participants from those Employees, Directors, and Consultants.

Section 3.2.   Incentive Stock Options. Only Employees shall be eligible to receive "incentive stock options" (within the meaning of Section 422 of the Code).


ARTICLE IV
PLAN ADMINISTRATION


Section 4.1.   Responsibility. The Committee shall have total and exclusive responsibility to control, operate, manage, and administer the Plan in accordance with its terms.

Section 4.2.   Authority of the Committee. The Committee shall have all the authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Plan. Without limiting the generality of the preceding sentence, the Committee shall have the exclusive right to:

(a)   determine eligibility for participation in the Plan;

(b)   select the Participants and determine the type of Awards to be made to Participants, the number of shares subject to Awards, and the terms, conditions, restrictions, and limitations of the Awards, including, but not by way of limitation, restrictions on the transferability of Awards and conditions with respect to continued employment, Performance Criteria, confidentiality, and non-competition;

(c)   interpret the Plan;

(d)   construe any ambiguous provision, correct any default, supply any omission, and reconcile any inconsistency of the Plan;

(e)   issue administrative guidelines as an aid to administer the Plan and make changes in such guidelines as it from time to time deems proper;

(f)   make regulations for carrying out the Plan and make changes in such regulations as it from time to time deems proper;

(g)   to the extent permitted under the Plan, grant waivers of Plan terms, conditions, restrictions, and limitations;

(h)   promulgate rules and regulations regarding treatment of Awards of a Participant under the Plan in the event of such Participant's death, disability, retirement, termination from the Company, or breach of any agreement by the Participant, or in the event of a change of control of the Company;

(i)   accelerate the vesting, exercise, or payment of an Award or the Performance Period of an Award when such action or actions would be in the best interest of the Company;

(j)   establish such other types of Awards, besides those specifically enumerated in Article V hereof, which the Committee determines are consistent with the Plan's purpose;

(k)   subject to Section 4.3, grant Awards in replacement of Awards previously granted under this Plan or any other executive compensation plan of the Company;

(l)   establish and administer the Performance Goals and certify whether, and to what extent, they have been attained;

(m)   determine the terms and provisions of any agreements entered into hereunder;

(n)   take any and all other action it deems necessary or advisable for the proper operation or administration of the Plan; and

(o)   make all other determinations it deems necessary or advisable for the administration of the Plan, including factual determinations.

The decisions of the Committee and its actions with respect to the Plan shall be final, binding, and conclusive upon all persons having or claiming to have any right or interest in or under the Plan.

Section 4.3.   Option Repricing. Except for adjustments pursuant to Section 6.2, the Committee shall not reprice any stock options and/or stock appreciation rights unless such action is approved by the Company's stockholders. For purposes of the Plan, the term "reprice" shall mean the reduction, directly or indirectly, in the per-share exercise price of an outstanding stock option(s) and/or stock appreciation right(s) issued under the Plan by amendment, cancellation or substitution (for cash or another Award, except in connection with a change in control), or any other action with respect to an option or SAR that would be treated as a "repricing" under the rules and regulations of the principal national securities exchange on which the Common Stock is then listed or admitted to trading.

Section 4.4.   Action by the Committee. Except as otherwise provided by Section 4.5, the Committee may act only by a majority of its members. Any determination of the Committee may be made, without a meeting, by a writing or writings signed by all of the members of the Committee.

Section 4.5.   Allocation and Delegation of Authority. The Committee may allocate all or any portion of its responsibilities and powers under the Plan to any one or more of its members, the CEO, or other senior members of management as the Committee deems appropriate, and may delegate all or any part of its responsibilities and powers to any such person or persons; provided, that any such allocation or delegation be in writing; provided, further, that only the Committee, or other committee consisting of two or more Directors, all of whom are both "Non-Employee Directors" within the meaning of Rule 16b-3 under the Exchange Act and "independent directors" for purposes of the rules of the principal national securities exchange on which the

Common Stock is then listed or admitted to trading, to the extent required by such rules, may select and grant Awards to Participants who are subject to Section 16 of the Exchange Act. The Committee may revoke any such allocation or delegation at any time for any reason with or without prior notice.

ARTICLE V
FORM OF AWARDS

Section 5.1.   In General. Awards may, at the Committee's sole discretion, be paid in the form of Performance Awards pursuant to Article VII, stock options pursuant to Article VIII, stock appreciation rights pursuant to Article IX, Stock Awards pursuant to Article X, Restricted Stock Unit Awards pursuant to Article XI, performance units pursuant to Article XII, any form established by the Committee pursuant to Section 4.2(j), or a combination thereof. The terms of Substitute Awards may vary from the terms set forth in the Plan to the extent the Committee deems appropriate to conform, in whole or in part, to the provisions of the awards in substitution for which they are granted. Each Award shall be subject to the terms, conditions, restrictions, and limitations of the Plan and the Award Notice for such Award. Awards under a particular Article of the Plan need not be uniform and Awards under two or more Articles may be combined into a single Award Notice. Any combination of Awards may be granted at one time and on more than one occasion to the same Participant.

Section 5.2.   Foreign Jurisdictions.

(a)   Special Terms. In order to facilitate the making of any Award to Participants who are employed or retained by the Company outside the United States as Employees, Directors, or Consultants (or who are foreign nationals temporarily within the United States), the Committee may provide for such modifications and additional terms and conditions ("Special Terms") in Awards as the Committee may consider necessary or appropriate to accommodate differences in local law, policy, or custom or to facilitate administration of the Plan. The Special Terms may provide that the grant of an Award is subject to (i) applicable governmental or regulatory approval or other compliance with local legal requirements and/or (ii) the execution by the Participant of a written instrument in the form specified by the Committee, and that in the event such conditions are not satisfied, the grant shall be void. The Special Terms may also provide that an Award shall become exercisable or redeemable, as the case may be, if an Employee's employment or Director or Consultant's relationship with the Company ends as a result of workforce reduction, realignment or similar measure and the Committee may designate a person or persons to make such determination for a location. The Committee may adopt or approve sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for purposes of implementing any Special Terms, without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, no such sub-plans, appendices or supplements to, or amendments, restatements, or alternative versions of, the Plan shall: (A) increase the limitations contained in Section 6.3; (B) increase the number of available shares under Section 6.1; or (C) cause the Plan to cease to satisfy any conditions of Rule 16b-3 under the Exchange Act.

(b)   Currency Effects. Unless otherwise specifically determined by the Committee, all Awards and payments pursuant to such Awards shall be determined in United States currency. The Committee shall determine, in its discretion, whether and to the extent any payments made pursuant to an Award shall be made in local currency, as opposed to United States dollars. In the event payments are made in local currency, the Committee may determine, in its discretion and without liability to any Participant, the method and rate of converting the payment into local currency.

ARTICLE VI
SHARES SUBJECT TO PLAN

Section 6.1.   Available Shares.

(a)   Subject to adjustment as provided in Section 6.2, the maximum number of shares of Common Stock which shall be available for grant of Awards under the Plan (including incentive stock options) shall not exceed 5,000,000. The shares of Common Stock available for issuance under the Plan may be authorized and unissued shares or treasury shares, including shares purchased in open market or private transactions. Shares subject to Awards shall be counted on a one-for-one basis.

(b) Any shares of Common Stock related to Awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of such shares or the payment of cash or other consideration in respect thereof, or are exchanged with the Committee's permission for Awards not involving Common Stock, shall be available again for grant under the Plan in accordance with Section 6.1(c) below. In the event that withholding tax liabilities arising from an Award other than an option or stock appreciation right are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of shares by the Company, the shares so tendered or withheld shall be added to the shares available for Awards under the Plan in accordance with Section 6.1(c) below. Notwithstanding anything to the contrary contained herein, the following shares shall not be added to the shares authorized for grant under paragraph (a) of this Section: (i) shares tendered by the Participant or withheld by the Company in payment of the purchase price of an option or to satisfy any tax withholding obligation with respect to options or stock appreciation rights, (ii) shares subject to a stock appreciation right that are not issued in connection with its stock settlement on exercise thereof, and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of options.

(c) Any shares that again become available for Awards under the Plan pursuant to this Section shall be added as one (1) share for every one (1) share granted.

Section 6.2. Adjustment Upon Certain Events. In the event that there is, with respect to the Company, a stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination, or transaction or exchange of Common Stock or other corporate exchange, or any distribution to stockholders of Common Stock or other property or securities or any extraordinary cash dividends (other than regular cash dividends), or any transaction similar to the foregoing or other transaction that results in a change to the Company's capital structure, then the Committee shall make substitutions and/or adjustments to the maximum number of shares available for issuance under the Plan, the maximum Award payable under Section 6.3, the number of shares to be issued pursuant to outstanding Awards, the option prices, exercise prices or purchase prices of outstanding Awards, and/or any other affected terms of an Award or the Plan as the Committee, in its sole discretion and without liability to any person, deems equitable or appropriate.

Section 6.3. Maximum Award Payable. Subject to Section 6.2, and notwithstanding any provision contained in the Plan to the contrary, the maximum number of shares of Common Stock subject to all Awards that are denominated in shares and granted to any one Participant under the Plan during any calendar year is 1,000,000 shares of Common Stock. During any calendar year no Participant may be granted Awards that are denominated in cash under which more than $5,000,000 may be earned for each twelve (12) months in the vesting or Performance Period. Each of the limitations in this section shall be multiplied by two (2) with respect to Awards granted to a Participant during the first calendar year in which the Participant commences employment with the Company.

Section 6.4. Substitute Awards. Substitute Awards shall not reduce the shares authorized for grant under the Plan or the applicable limitations on grants to a Participant under Section 6.3, nor shall shares subject to a Substitute Award be added to the shares available for Awards under the Plan as provided above. Additionally, in the event that a company acquired by the Company or with which the Company merges has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or merger to determine the consideration payable to the holders of common stock of the entities party to such acquisition or merger) may be used for Awards under the Plan and shall not reduce the shares authorized for grant under the Plan (and shares subject to such Awards shall not be added to the shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or merger, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or merger.

ARTICLE VII
PERFORMANCE AWARDS

Section 7.1.   Purpose. For purposes of Performance Awards issued to Employees, Directors, and Consultants, the provisions of this Article VII shall apply in addition to and, where necessary, in lieu of the provisions of Article X, Article XI, and Article XII. The provisions of this Article VII shall control over any contrary provision contained in Article X, Article XI, or Article XII.

Section 7.2.   Eligibility. For each Performance Period, the Committee will, in its sole discretion, designate which Employees, Directors, and Consultants will be Participants for such period. However, designation of an Employee, Director, or Consultant as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. The determination as to whether or not such Participant becomes entitled to an Award for such Performance Period shall be decided solely in accordance with the provisions of this Article VII. Moreover, designation of an Employee, Director, or Consultant as a Participant for a particular Performance Period shall not require designation of such Employee, Director, or Consultant as a Participant in any subsequent Performance Period, and designation of one Employee, Director, or Consultant as a Participant shall not require designation of any other Employee, Director, or Consultant as a Participant in such period or in any other period.

Section 7.3.   Discretion of Committee with Respect to Performance Awards. The Committee shall have the authority to determine which Employees, Directors, or Consultants shall be Participants of a Performance Award. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period, the type(s) of Performance Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goal(s), whether the Performance Goal(s) is (are) to apply to the Company or any one or more subunits thereof and the Performance Formula. For each Performance Period, with regard to the Performance Awards to be issued for such period, the Committee will exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence of this Section 7.3 and record the same in writing.

Section 7.4.   Payment of Performance Awards.

(a)   Condition to Receipt of Performance Award. Unless otherwise provided in the relevant Award Notice, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for a Performance Award for such Performance Period to vest.

(b)   Limitation. Unless otherwise provided in the relevant Award Notice, a Participant shall be eligible to receive a Performance Award for a Performance Period only to the extent that: (i) the Performance Goals for such period are achieved; and (ii) and the Performance Formula as applied against such Performance Goals determines that all or some portion of such Participant's Performance Award has been earned for the Performance Period; provided, however, that the Committee has the discretion to increase or decrease the payout under any such Award to the extent it determines appropriate notwithstanding the foregoing.

(c)   Certification. Following the completion of a Performance Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, to also calculate and certify in writing the amount of the Performance Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Award for the Performance Period.

(d)   Timing of Award Payments. The Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by Section 7.4(c). Performance Awards may be paid in cash, shares of Common Stock, other property, or any combination thereof, in the sole discretion of the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period or, in accordance with procedures established by the Committee, on a deferred basis subject to the requirements of Section 409A of the Code.

ARTICLE VIII
STOCK OPTIONS

Section 8.1.   In General. Awards may be granted in the form of stock options. These stock options may be incentive stock options within the meaning of Section 422 of the Code, non-qualified stock options (i.e., stock options which are not incentive stock options), or a combination of both.

Section 8.2.   Terms and Conditions of Stock Options. An option shall be exercisable in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee. Other than in connection with Substitute Awards, the price at which Common Stock may be purchased upon exercise of a stock option shall be not less than 100 percent of the Fair Market Value of the Common Stock, as determined by the Committee, on the Grant Date of the option. In addition, the term of a stock option may not exceed ten years. Notwithstanding the foregoing, in the event that on the last business day of the term of an option (other than an incentive stock option) (i) the exercise of the option is prohibited by applicable law or (ii) shares may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term of the option shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

Section 8.3.   Restrictions Relating to Incentive Stock Options. Stock options issued in the form of incentive stock options shall, in addition to being subject to the terms and conditions of Section 8.2, comply with Section 422 of the Code. Accordingly, the aggregate Fair Market Value (determined at the time the option was granted) of the Common Stock with respect to which incentive stock options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company) shall not exceed $100,000 (or such other limit as may be required by Section 422 of the Code).

Section 8.4.   Exercise. Upon exercise, the option price of a stock option may be paid in cash, or, to the extent permitted by the Committee, by tendering, through net settlement in shares or through either actual delivery of shares or by attestation, shares of Common Stock, a combination of the foregoing, or such other consideration as the Committee may deem appropriate. The Committee shall establish appropriate methods for accepting Common Stock, whether restricted or unrestricted, and may impose such conditions as it deems appropriate on the use of such Common Stock to exercise a stock option. Stock options awarded under the Plan may also be exercised by way of a broker-assisted stock option exercise program, if any, provided such program is available at the time of the option's exercise. Notwithstanding the foregoing or the provision of any Award Notice, a Participant may not pay the exercise price of a stock option using shares of Common Stock if, in the opinion of counsel to the Company, (i) the Participant is, or within the six months preceding such exercise was, subject to reporting under Section 16(a) of the Exchange Act, (ii) there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act, or (iii) there is a substantial likelihood that the use of such form of payment would result in accounting treatment to the Company under generally accepted accounting principles that the Committee reasonably determines is adverse to the Company.

Section 8.5.   Deemed Exercise. The Committee may provide that an option shall be deemed to be exercised at the close of business on the scheduled expiration date of such option if at such time the option by its terms remains exercisable and, if so exercised, would result in a payment to the holder of such option.

ARTICLE IX
STOCK APPRECIATION RIGHTS

Section 9.1.   In General. Awards may be granted in the form of stock appreciation rights ("SARs"). SARs entitle the Participant to receive a payment equal to the appreciation in a stated number of shares of Common Stock from the exercise price to the Fair Market Value of the Common Stock on the date of exercise. The "exercise price" for a particular SAR shall be defined in the Award Notice for that SAR. An SAR may be granted in tandem with all or a portion of a related stock option under the Plan ("Tandem SARs"), or may be granted separately ("Freestanding SARs"). A Tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. A SAR shall have a term not greater than ten years.   Notwithstanding the foregoing, in the event that on the last business day of the term of a SAR (x) the exercise of the SAR is prohibited by applicable law or (y) shares of Common Stock may not be purchased or sold by certain employees or directors of the Company due to the "black-out period" of a Company policy or a "lock-up" agreement undertaken in connection with an issuance of securities by the Company, the term shall be extended for a period of thirty (30) days following the end of the legal prohibition, black-out period or lock-up agreement.

Section 9.2.   Terms and Conditions of Tandem SARs. A Tandem SAR shall be exercisable to the extent, and only to the extent, that the related stock option is exercisable, and the "exercise price" of such a SAR (the base from which the value of the SAR is measured at its exercise) shall be the option price under the related stock option (subject to the requirements of Section 409A of the Code and except in the case of Substitute Awards). However, at no time shall a Tandem SAR be issued if the option price of its related stock option is less than the Fair Market Value of the Common Stock, as determined by the Committee, on the Grant Date of the Tandem SAR's grant. If a related stock option is exercised as to some or all of the shares covered by the Award, the related Tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the stock option exercise. Upon exercise of a Tandem SAR as to some or all of the shares covered by the Award, the related stock option shall be canceled automatically to the extent of the number of shares covered by such exercise. Moreover, all Tandem SARs shall expire not later than ten years from the Grant Date of the SAR.

Section 9.3.   Terms and Conditions of Freestanding SARs. Freestanding SARs shall be exercisable or automatically mature in accordance with such terms and conditions and at such times and during such periods as may be determined by the Committee. Except in connection with Substitute Awards, the exercise price of a Freestanding SAR shall be not less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the Grant Date of the Freestanding SAR. Moreover, all Freestanding SARs shall expire not later than ten (10) years from the Grant Date of the Freestanding SAR.

Section 9.4.   Deemed Exercise. The Committee may provide that a SAR shall be deemed to be exercised at the close of business on the scheduled expiration date of such SAR if at such time the SAR by its terms remains exercisable and, if so exercised, would result in a payment to the holder of such SAR.

Section 9.5.   Payment. Unless otherwise provided in an Award Notice, a SAR may be paid in cash, Common Stock or any combination thereof, as determined by the Committee, in its sole and absolute discretion, at the time that the SAR is exercised.

ARTICLE X
STOCK AWARDS

Section 10.1.   Grants. Awards may be granted in the form of Stock Awards. Stock Awards shall be awarded in such numbers and at such times as the Committee shall determine.

Section 10.2.   Performance Criteria. For Stock Awards conditioned, restricted and/or limited based on performance criteria, the length of the performance period, the performance objectives to be achieved during the performance period, and the measure of whether and to what degree such objectives have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion. Performance objectives may be revised by the Committee, at such times as it deems appropriate during the performance period, in order to take into consideration any unforeseen events or changes in circumstances.

Section 10.3.   Rights as Stockholders. During the period in which any restricted shares of Common Stock are subject to any restrictions, the Committee may, in its sole discretion, deny a Participant to whom such restricted shares have been awarded all or any of the rights of a stockholder with respect to such shares, including, but not by way of limitation, limiting the right to vote such shares or the right to receive dividends on such shares. Any dividends that are payable shall be subject to the requirements of Article XIV below.

Section 10.4.   Evidence of Award. Any Stock Award granted under the Plan may be evidenced in such manner as the Committee deems appropriate, including, without limitation, book-entry registration or issuance of a stock certificate or certificates, with such restrictive legends and/or stop transfer instructions as the Committee deems appropriate.

ARTICLE XI
RESTRICTED STOCK UNIT AWARDS

Section 11.1.   Grants. Awards may be granted in the form of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be awarded in such numbers and at such times as the Committee shall determine.

Section 11.2.   Rights as Stockholders. Until the shares of Common Stock to be received upon the vesting of such Restricted Stock Unit Award are actually received by a Participant, the Participant shall have no rights as a stockholder with respect to such shares.

Section 11.3.   Evidence of Award. A Restricted Stock Unit Award granted under the Plan may be recorded on the books and records of the Company in such manner as the Committee deems appropriate.

ARTICLE XII
PERFORMANCE UNITS

Section 12.1.   Grants. Awards may be granted in the form of performance units. Performance units, as that term is used in this Plan, shall refer to units valued by reference to designated criteria established by the Committee, other than Common Stock.

Section 12.2.   Performance Criteria. Performance units shall be contingent on the attainment during a Performance Period of certain Performance Goals. The length of the Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained shall be conclusively determined by the Committee in the exercise of its absolute discretion. Performance Goals may be revised by the Committee, at such times as it deems appropriate during the Performance Period, in order to take into consideration any unforeseen events or changes in circumstances.

ARTICLE XIII
PAYMENT OF AWARDS

Section 13.1.   Payment. Absent a Plan or Award Notice provision to the contrary, payment of Awards may, at the discretion of the Committee, be made in cash, Common Stock, a combination of cash and Common Stock, or any other form of property as the Committee shall determine. In addition, payment of Awards may include such terms, conditions, restrictions, and/or limitations, if any, as the Committee deems appropriate, including, in the case of Awards paid in the form of Common Stock, restrictions on transfer and forfeiture provisions; provided, however, such terms, conditions, restrictions, and/or limitations are not inconsistent with the Plan.

Section 13.2. Withholding Taxes. The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income and employment taxes required by law to be withheld with respect to such payment or may require the Participant to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow a Participant to pay the amount of taxes required by law to be withheld from an Award by withholding from any payment of Common Stock due as a result of such Award, or by permitting the Participant to deliver to USX, shares of Common Stock having a Fair Market Value equal to the minimum amount of such required withholding taxes (or, to the extent permitted by the Committee, such greater amount reflecting the Participant's actual taxes on such Award). Notwithstanding the foregoing or the provision of any Award Notice, a Participant may not pay the amount of taxes required by law to be withheld using shares of Common Stock if, in the opinion of counsel to the Company, there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Company under generally accepted accounting principles; and further provided that any shares of Common Stock that may be withheld above the applicable minimum statutory rate shall not be added back to the share pool pursuant to Section 6.1 of the Plan and shall not again be available for awards under the Plan.

ARTICLE XIV
DIVIDEND AND DIVIDEND EQUIVALENTS

If an Award is granted in the form of a Stock Award or stock option, or in the form of any other stock-based grant, the Committee may choose, at the time of the grant of the Award or any time thereafter up to the time of the Award's payment, to include as part of such Award an entitlement to receive dividends or dividend equivalents, subject to such terms, conditions, restrictions, and/or limitations, if any, as the Committee may establish. Dividends and dividend equivalents shall be paid in such form and manner (i.e., lump sum or installments), and at such time(s) as the Committee shall determine. All dividends or dividend equivalents which are not paid currently may, at the Committee's discretion, accrue interest, be reinvested into additional shares of Common Stock or, in the case of dividends or dividend equivalents credited in connection with Stock Awards, be credited as additional Stock Awards and paid to the Participant if and when, and to the extent that, payment is made pursuant to such Award.

ARTICLE XV
DEFERRAL OF AWARDS

Subject to Section 16.8, at the discretion of the Committee, payment of any Award, salary, bonus compensation, Company Board compensation, or dividend or dividend equivalent, or any portion thereof, may be deferred by a Participant until such time as the Committee may establish. All such deferrals shall be accomplished by the delivery of a written, irrevocable election by the Participant prior to the time established by the Committee for such purpose, on a form provided by the Company. Further, all deferrals shall be made in accordance with administrative guidelines established by the Committee to ensure that such deferrals comply with all applicable requirements of the Code. Deferred payments shall be paid in a lump sum or installments, as determined by the Committee. Deferred Awards may also be credited with interest, at such rates to be determined by the Committee, or invested by the Company, and, with respect to those deferred Awards denominated in the form of Common Stock, credited with dividends or dividend equivalents.

ARTICLE XVI
MISCELLANEOUS

Section 16.1. Nonassignability. Except as otherwise provided in an Award Notice or below, no Awards or any other payment under the Plan shall be subject in any manner to alienation, anticipation, sale, transfer (except by will or the laws of descent and distribution), assignment, or pledge, nor shall any Award be payable to or exercisable by anyone other than the Participant to whom it was granted. To the extent and under such terms and conditions as determined by the Committee, a Participant may assign or transfer an Award without consideration (each transferee thereof, a "Permitted Assignee") (i) to the Participant's spouse, children or grandchildren (including any adopted and step children or grandchildren), parents, grandparents or siblings, (ii) to a trust for the benefit of one or more of the Participant or the persons referred to in clause (i), (iii) to a partnership, limited liability company or corporation in which the Participant or the persons referred to in clause (i) are the only partners, members or shareholders or (iv) for charitable donations; provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and the Award Notice relating to the transferred Award and shall execute an agreement satisfactory to the Company evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan. The Company shall cooperate with any Permitted Assignee and the Company's transfer agent in effectuating any transfer permitted under this Section.

Section 16.2.   Regulatory Approvals and Listings. Notwithstanding anything contained in this Plan to the contrary, the Company shall have no obligation to issue or deliver certificates of Common Stock evidencing Stock Awards or any other Award resulting in the payment of Common Stock prior to (i) the obtaining of any approval from any governmental agency which the Company shall, in its sole discretion, determine to be necessary or advisable, (ii) the admission of such shares to listing on the stock exchange on which the Common Stock may be listed, and (iii) the completion of any registration or other qualification of said shares under any state or federal law or ruling of any governmental body which the Company shall, in its sole discretion, determine to be necessary or advisable.

Section 16.3.   No Right to Continued Employment or Grants. Participation in the Plan shall not give any Participant the right to remain in the employ or other service of the Company. The Company reserves the right to terminate the employment or other service of a Participant at any time. Further, the adoption of this Plan shall not be deemed to give any Employee, Director, or any other individual any right to be selected as a Participant or to be granted an Award. In addition, no Employee, Director, or any other individual having been selected for an Award, shall have at any time the right to receive any additional Awards. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship.

Section 16.4.   Amendment/ Termination. The Committee may suspend or terminate the Plan at any time for any reason with or without prior notice. In addition, the Committee may, from time to time for any reason and with or without prior notice, amend the Plan in any manner, but may not without stockholder approval adopt any amendment which would require the vote of the stockholders of the Company if such approval is necessary or deemed advisable with respect to tax, securities, or other applicable laws or regulations, including, but not limited to, the listing requirements of any stock exchange on which the securities of the Company are listed. Notwithstanding the foregoing, without the consent of a Participant (except as otherwise provided in Section 6.2), no amendment may materially and adversely affect any of the rights of such Participant under any Award theretofore granted to such Participant under the Plan. No incentive stock options may be granted after the tenth (10th) anniversary of the Adoption Date.

Section 16.5.   Governing Law. The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, except as superseded by applicable federal law, without giving effect to its conflicts of law provisions.

Section 16.6.   No Right, Title, or Interest in Company Assets. No Participant shall have any rights as a stockholder as a result of participation in the Plan until the date of issuance of a stock certificate in his or her name, and, in the case of restricted shares of Common Stock, such rights are granted to the Participant under the Plan. To the extent any person acquires a right to receive payments from the Company under the Plan, such rights shall be no greater than the rights of an unsecured creditor of the Company and the Participant shall not have any rights in or against any specific assets of the Company. All of the Awards granted under the Plan shall be unfunded.

Section 16.7.   No Guarantee of Tax Consequences. No person connected with the Plan in any capacity, including, but not limited to, the Company and its directors, officers, agents, and employees, makes any representation, commitment, or guarantee that any tax treatment, including, but not limited to, federal, state, and local income, estate, and gift tax treatment, will be applicable with respect to the tax treatment of any Award, any amounts deferred under the Plan, or paid to or for the benefit of a Participant under the Plan, or that such tax treatment will apply to or be available to a Participant on account of participation in the Plan.

Section 16.8. Section 409A. This Plan and Awards issued hereunder shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Awards and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Awards hereunder and/or (b) take such other actions as the Committee determines necessary or appropriate to avoid the imposition of an additional tax under Section 409A of the Code; provided, however, that neither the Company, the Committee nor any of the Company's employees, directors or representatives shall have any liability to Participants with respect to this Section 16.8.

Should any payments made in accordance with the Plan to a "specified employee" (as defined under Section 409A of the Code) be determined to be payments from a nonqualified deferred compensation plan and are payable in connection with a Participant's "separation from service" (as defined under Section 409A of the Code), that are not exempt from Section 409A of the Code as a short-term deferral or otherwise, these payments, to the extent otherwise payable within six (6) months after the Participant's separation from service, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, will be paid in a lump sum on the earlier of the date that is six (6) months and one day after the Participant's date of separation from service or the date of the Participant's death. For purposes of Section 409A of the Code, the payments to be made to a Participant in accordance with this Plan shall be treated as a right to a series of separate payments.

Section 16.9. Successors and Assigns. The Plan shall be binding on all successors and assigns of the Company and a Participant, including without limitation, the estate of such Participant and the executor, administrator or trustee of such estate, or any receiver or trustee in bankruptcy or representative of the Participant's creditors.

Section 16.10. Recoupment. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy maintained by the Company or that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Notice as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of "cause" (as such term may be defined in an Award Notice or other Company agreement). No recovery of compensation under such a clawback policy will be an event giving rise to a right to voluntary terminate employment upon a "resignation for good reason," or for a "constructive termination" or any similar term under any plan of or agreement with the Company.

Section 16.11. Stop Transfer Orders. All certificates for shares delivered under the Plan pursuant to any Award shall be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the SEC, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

Section 16.12. <u>Nature of Payments</u>. All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan constitutes a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under applicable law, as compensation for purposes of any of the employee benefit plans of the Company except as may be determined by the Committee or by the Board (or as may be required by the terms of such plan).

Section 16.13. <u>Other Plans</u>. Nothing contained in the Plan shall prevent the Committee or the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases. In addition, the grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, options or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the shares of Common Stock or the rights thereof or which are convertible into or exchangeable for shares of Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

Section 16.14. <u>Change in Time Commitment</u>. In the event a Participant's regular level of time commitment in the performance of his or her services for the Company is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Committee has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended; provided, however, that if an Employee becomes a Director (including by continuing his or her service on the Board of Directors) upon the termination of such Employee's employment with the Company or any Subsidiary or its affiliates, such Employee's ceasing to be an Employee of the Company or any Subsidiary or its affiliates shall not be treated as a termination for purposes of his or her outstanding Awards, unless otherwise determined by the Committee.

Section 16.15. <u>No Obligation to Notify or Minimize Taxes; No Liability for Taxes</u>. The Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising an Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its officers, Directors, or Employees related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so.

Section 16.16. <u>Severability</u>. The provisions of the Plan shall be deemed severable. If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction or by reason of change in a law or regulation, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction or any governmental regulatory agency, or impermissible under the rules of any securities exchange on which the shares of Common Stock are listed, such unlawfulness, invalidity, unenforceability or impermissibility shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or impermissible, then such unlawfulness, invalidity or impermissibility shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or impermissible and the maximum payment or benefit that would not be unlawful, invalid or impermissible shall be made or provided under the Plan.

Section 16.17.   Unfunded Status of the Plan. The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the shares of Common Stock or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

Section 16.18.   Indemnity. To the extent allowable pursuant to applicable law, each member of the Committee or of the Board and any person to whom the Committee has delegated any of its authority under the Plan shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such person in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or By-laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

[This page intentionally left blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____
Commission File Number **001-35929**

National Research Corporation
(Exact name of Registrant as specified in its charter)

Delaware	**47-0634000**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1245 Q Street, Lincoln, Nebraska   68508
(Address of principal executive offices) (Zip Code)

(402) 475-2525
(Registrant's telephone number, including area code)

Securities registered pursuant to 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $.001 par value	NRC	The NASDAQ stock market

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☒

Aggregate market value of the common stock held by non-affiliates of the registrant at June 30, 2024: $299,398,035.

Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of February 28, 2025: 22,945,532

DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Proxy Statement for the 2025 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

This page intentionally left blank

Item 1. **Business**

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as National Research Corporation, doing business as NRC Health ("NRC Health," the "Company," "we," "our," "us" or similar terms), "believes," "expects," "may," "could," "anticipates," "estimates," "plans," "creates," "intends," or the use of words such as "would," "will," "may," "could," "goal," "focus," or "should," or other words of similar import. Similarly, statements that describe our future plans, objectives or goals are also forward-looking statements. In this Annual Report on Form 10-K, statements regarding the value and utility of, and market demand for, our service offerings, future opportunities for growth with respect to new and existing clients, our future ability to compete and the types of firms with which we will compete, future consolidation in the healthcare industry, future adequacy of our liquidity sources, future revenue sources, future revenue, expenses, and margins, future revenue estimates used to calculate recurring contract value, the expected impact of economic factors, including interest rates and inflation, future capital expenditures including, without limitation, our headquarters renovation costs, and the timing, amount, and sources of cash to fund such capital expenditures, future stock repurchases and dividends, the expected impact of pending claims and contingencies, the future outcome of uncertain tax positions, our future use of owned and leased real property, the expected impact of the appointment of Trent Green as our Chief Executive Officer and as a director, both effective June 1, 2025, and the expected impact of global conflicts, among others, are forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the following factors:

- The possibility of non-renewal of our client service contracts, reductions in services purchased or prices, and failure to retain key clients;
- Our ability to compete in our markets, which are highly competitive with new market entrants, and the possibility of increased price pressure and expenses;
- The possibility that our solutions and technology do not perform as expected
- The possibility that our acquisitions and partnerships do not achieve the increased demand/profitability expected;
- The likelihood that a pandemic will adversely affect our operations, sales, earnings, financial condition and liquidity;
- The likelihood that global conflicts will adversely affect our operations, sales, earnings, financial condition and liquidity;
- The effects of an economic downturn;
- The impact of consolidation in the healthcare industry;
- The impact of federal healthcare and budget legislation, executive orders, cost-saving measures, and other regulatory changes;
- Our ability to attract and retain key managers and other personnel;
- The possibility that our intellectual property and other proprietary information technology could be copied or independently developed by our competitors;
- Our ability to maintain effective internal controls;
- The possibility for failures or deficiencies in our information technology platform;
- The possibility that we or our third-party providers could be subject to cyber-attacks, security breaches or computer viruses; and
- The factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K and various disclosures in our press releases, stockholder reports, and other filings with the Securities and Exchange Commission.

Shareholders, potential investors and other readers are urged to consider these and other factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and we undertake no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances, except as required by the federal securities laws.

General

For more than 40 years, NRC Health has led the charge to humanize healthcare and support organizations in their understanding of each unique individual. NRC Health's commitment to Human Understanding® helps leading healthcare systems get to know each person they serve not as point-in-time insights, but as an ongoing relationship. Guided by its uniquely empathic heritage, NRC Health's patient-focused approach, unmatched market research, and emphasis on consumer preferences are transforming the healthcare experience, creating strong outcomes for patients and entire healthcare systems.

Our expertise is Human Understanding®. We believe that every healthcare encounter is fundamentally a human experience. That's why our holistic healthcare experience management framework is designed to drive the *most human healthcare experiences* for everyone. Patients. Consumers. Employees. Communities. Our comprehensive platform is a next-generation suite of Artificial Intelligence ("AI")-enabled products that create a natural way to collect, analyze, and deliver feedback. By leveraging advanced technology and deep insights, we ensure each interaction becomes a meaningful moment of connection and care.

Our ability to measure what matters most and systematically capture, analyze, and deliver insights based on self-reported information from patients, families, and consumers is critical in today's healthcare market. We believe access to, and analysis of, our extensive consumer-driven information is increasingly valuable as healthcare providers need to better understand and engage the people they serve to create long-term relationships and build loyalty.

Our expertise includes the efficient capture, transmittal, analysis, and interpretation of critical data elements from millions of healthcare consumers. Using our solutions, our partners gain insights into what people think and how they feel about their organizations in real-time, allowing them to build on their strengths and implement service recovery with greater speed and personalization. We also provide legacy experience-based solutions and shared intelligence from industry thought leaders and the nation's largest member network focused on healthcare governance and strategy to member boards and executives.

Our portfolio of subscription-based solutions provides actionable information and analysis to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, rounding, and brand loyalty. We partner with clients across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as evolving payment models drive healthcare providers and payers towards a more collaborative and integrated service model.

We have a broad and diversified client base that is distributed primarily across the United States. Our ten largest clients collectively accounted for 17%, 15%, and 15% of our total revenue in 2024, 2023 and 2022, respectively.

We believe we have achieved a market leadership position through our more than 40 years of industry innovation and experience, as well as our long-term, recurring revenue relationships (solutions that are used or required by a client each year) with many of the healthcare industry's largest organizations. Since our founding in 1981, we have focused on meeting the evolving information needs of the healthcare industry through internal product development, as well as select acquisitions. We are a Delaware corporation headquartered in Lincoln, Nebraska.

Human Understanding Solutions

Healthcare experiences are **human** experiences. NRC Health has built a comprehensive experience management stack to create a game-changing platform with the goal of driving the most human healthcare experiences for everyone – from patients and caregivers to consumers and communities.

Our digital solutions consist of four primary solution categories – Patient Experience, Consumer Experience, Employee Experience, and Market Experience –which can be implemented both collectively as an enterprise solution or individually to meet specific needs within the organization.

Market Experience Solutions – Our Marketing solutions are subscription-based services that allow for improved tracking of awareness, perception, and consistency of healthcare brands; real-time assessment of competitive differentiators; and enhanced segmentation tools to evaluate the needs, wants, and behaviors of communities through real-time competitive assessments and enhanced segmentation tools. Market Insights is the largest U.S. healthcare consumer database of its kind, measuring the opinions and behaviors of approximately 300,000 healthcare consumers across the contiguous United States annually. Market Insights is a syndicated survey that provides clients with an independent third-party source of information that is used to understand consumer perception and preferences and optimize marketing strategies. Our Marketing solutions provide clients with on-demand tools to measure brand value and build brand equity in their markets, evaluate and optimize advertising efficacy and consumer recall, and tailor research to obtain the real time voice of customer feedback to support branding and loyalty initiatives.

Patient Experience Solutions – Our Experience solutions are provided on a subscription basis via a cross-continuum multi-mode digital platform that collects and measures data and then delivers business intelligence that our clients utilize to improve patient experience, engagement, and loyalty. Patient experience data can also be collected on a periodic basis using Consumer Assessment of Healthcare Providers and Systems ("CAHPS") compliant email, mail and telephone survey methods for regulatory compliance purposes and to monitor and measure improvement in CAHPS survey scores. CAHPS survey data can be collected and measured as an integrated service within our digital platform or independently as a legacy service offering. Our Experience solutions provide healthcare systems with the ability to receive and act on customer and employee feedback across all care settings in real-time. Experience solutions include patient experience, employee engagement, health risk assessments, care transition, and improvement tools. These solutions enable clients to comply with regulatory requirements and to improve their reimbursement under value-based purchasing models. More importantly, our Experience solutions provide quantitative and qualitative real-time feedback, improvement plans, and coaching insights. By illuminating the complete care journey in real time, our clients can ensure each individual receives the care, respect, and experience they deserve. Developing a longitudinal profile of what healthcare customers want and need allows for organizational improvement and increased customer loyalty.

Our Experience solutions also include tools to drive effective communication between healthcare providers and patients in the critical 24-72 hours post discharge using an automated discharge call workflow supported by our digital platform. Through preference-based communications and real-time alerts, these solutions enable organizations to identify and manage high-risk patients to reduce readmissions, increase patient satisfaction and support safe care transitions. Tracking, trending, and benchmarking tools isolate the key areas for process improvement allowing organizations to implement changes and reduce future readmissions.

Reputation Solutions – Our Reputation solutions allow healthcare organizations to share a picture of their organization and ensure that timely and relevant content informs better consumer decision-making. Our star ratings tools enable our partners to publish a five-star rating metric and verified patient feedback derived from actual patient survey data to complement their online physician information. Sharing this feedback not only results in better-informed consumer decision-making but also has the ability to drive new patient acquisition and grow online physician reputation. Our reputation monitoring tool alerts our partners to ratings and reviews on third-party websites and provides workflows for response and service recovery. These solutions raise physician awareness of survey results and provide access to improvement resources and educational development opportunities designed to improve the way care is delivered.

Employee Experience Solutions – Our Employee Experience solutions give care teams the tools to make a difference and unite around a shared sense of purpose. These tools support healthcare organizations attract and retain the best talent and give leaders the information, tools and support they need to create engagement and open communication throughout the employee lifecycle. Real-time department level reporting and analytics with configurable action plans help measure improvement at every level and support next-best actions in the moment.

Consumer Experience Solutions – Our Consumer Experience solutions help to reduce healthcare friction and build loyalty, to win and retain more patients. Our goal is to support healthcare organizations ensure that encounters beyond the clinical setting complement an exceptional care experience, rather than tarnish it. Our solutions capture feedback across the healthcare journey, drive choice to build volume, and co-design experiences and services with scalable feedback through Community Insights. Community Insights brings the voice of the consumer into strategic and operational decision-making. Through actionable insights and custom research studies in just a few weeks, healthcare leaders can inform the most pressing healthcare business challenges, and identify customer behaviors, needs, expectations, and experiences to enable Human Understanding®.

Huey AI - Healthcare experiences are human experiences. Huey, our AI engine built for Human Understanding®, serves as a healthcare experience management companion. It's embedded in our new suite of advanced solutions on our integrated experience platform. At every turn Huey is there with the goal of making healthcare a more intentional and human experience for healthcare organizations and the people they serve.

The Governance Institute

Our Governance solutions, branded as The Governance Institute ("TGI"), serves not-for-profit health system boards of directors, executives, and physician leadership. TGI's subscription-based, value-driven membership services are provided through national conferences, publications, advisory services, and an online portal designed to improve the effectiveness of hospital and healthcare systems by continually strengthening their board governance, strategic planning, medical leadership, management performance and customer loyalty. TGI also conducts research studies and tracks industry trends showcasing emerging healthcare trends and best practice solutions of healthcare system boards across the country. TGI thought leadership helps our client board members and executives inform and guide their organization's strategic priorities in alignment with the rapidly changing healthcare market.

Markets

Growth Strategy

We believe that the value proposition of our current solutions, on the whole positions us to benefit from multiple growth opportunities. We believe that we can grow revenue and earnings through (1) increasing scope of services and sales of our existing solutions to our existing clients (or cross-selling), (2) winning additional new clients through market share growth in existing market segments, (3) developing and introducing new solutions to new and existing clients, and (4) pursuing acquisitions of, or investments in, firms providing products, solutions or technologies which complement ours.

Increasing contract value with existing clients. Our growth team actively identifies and pursues cross-sell opportunities for clients to add additional solutions in order to accelerate our growth. Organic contract value growth is also realized by the increased scope of solution adoption as the size of client organizations increase from market expansion and consolidation.

Adding new clients. We believe that there is an opportunity to add new clients across all solutions. Our sales organization is actively identifying and engaging new client prospects with a focus on demonstrating the economic value derived from adopting the portfolio of solutions in alignment with the prospect's strategic objectives.

Adding new solutions. The need for effective solutions in the market segments that we serve is evolving to align with emerging healthcare consumerism trends. The evolving market creates an opportunity for us to introduce new solutions that leverage and extend our existing core competencies. We believe that there is an opportunity to drive sales growth with both existing and new clients, across all the market segments that we serve, through the introduction of new solutions.

Pursue strategic acquisitions and investments. We have historically complemented our organic growth with strategic acquisitions, having completed eight such transactions since 2001. These transactions have added new capabilities and access to market segments that are adjacent and complementary to our existing solutions and market segments. We believe that additional strategic acquisition and/or investment opportunities will exist from time to time to complement our organic growth by further expanding our service capabilities, technology offerings and end markets.

We generate the majority of our revenue from the renewal of subscription-based client service agreements, supplemented by sales of additional solutions to existing clients and the addition of new clients. Our sales activities are carried out by our growth team staffed with professional, trained sales associates.

We engage in marketing activities that generate demand for our solutions, engage existing clients and enhance our brand visibility in the marketplace. Strategic campaigns and programs focus on (1) ensuring coverage of prospective clients via targeted advertising and account-based campaigns, (2) elevating client value evidence and success stories to an executive level profile, (3) engaging key stakeholders with content, programming and events and (4) amplifying thought leadership through public and media relations programs that include earning placement in national media and trade publications, securing podium presentations at key industry events, and winning awards on behalf of us and our executives.

Competition

The healthcare information and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research, and/or quality improvement departments which create their own performance measurement tools, and with other research firms which provide survey-based healthcare market research and/or performance assessment. Our primary competitors among such research firms include Press Ganey and Qualtrics, both of which we believe have significantly higher annual revenue than us, and several other organizations that we believe have less annual revenue than us. We also compete with market research firms and technology solutions which provide survey-based, general market research or voice of the customer feedback capabilities and firms that provide services or products that complement healthcare performance assessments such as healthcare software or information systems.

We believe the primary competitive factors within our market include quality and focus of service, timeliness of delivery, unique service capabilities, the ability to release innovative solution updates, breadth of solutions, credibility of provider, industry experience, and price. We believe that our focus on the healthcare industry, extensive portfolio of solutions, motivated sales force, and relationships with leading healthcare providers position us to compete in this market.

Although only a few of these competitors have offered specific services that compete directly with our solutions, many of these competitors have substantially greater financial, information gathering, and marketing resources than us and could decide to increase their resource commitments to our market. There are relatively few barriers to entry into our market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that we will continue to compete successfully against existing or new competitors.

We believe that our competitive strengths include the following:

A leading provider of patient experience solutions for healthcare providers and other healthcare organizations. Our history is based on capturing the voice of the consumer in healthcare markets. Our solutions build on the "Eight Dimensions of Patient-Centered Care," a philosophy developed by noted patient advocate Harvey Picker, who believed patients' experiences are integral to quality healthcare. This foundation has been enhanced through our digital platform offering that provides the delivery of data and insights on a real time basis to understand what matters most to each individual. Based on our more than 40 years of experience, we are able to deliver unique and relevant healthcare domain expertise to the clients we serve.

Established client base of leading healthcare organizations. Our client portfolio encompasses a majority of the leading healthcare systems across the United States. Over 250 of the top 400 healthcare systems based on net patient revenue are currently using one or more of our solutions. Our client base provides a unique network effect to share best practices among existing clients and to attract new clients. Our existing client base also provides a significant organic growth opportunity to upsell and cross sell additional solutions.

Highly scalable and visible revenue model. Our solutions are offered primarily through fixed price, subscription-based service agreements. The solutions we provide are also recurring in nature, which enables an ongoing relationship with our clients and favorable retention. This combination of subscription-based revenue, a base of ongoing client renewals and automated platforms creates a highly visible and scalable revenue model.

Comprehensive portfolio of solutions. Our portfolio of subscription-based solutions provides actionable information and analysis to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, and brand loyalty. Our end-to-end solutions enable our clients to understand what matters most to each person they serve – before, during, after, and beyond clinical encounters – to gain a longitudinal understanding of each individual. We partner with clients across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as evolving payment models drive healthcare providers and payers towards a more collaborative and integrated service model.

Exclusive focus on healthcare. We focus exclusively on healthcare and serving the unique needs of healthcare organizations across the continuum, which we believe gives us a distinct competitive advantage compared to other survey and analytics software providers. Our value proposition incorporates the benefits to clients derived from our deep subject matter expertise that has been built from helping healthcare organizations over the past 40 years. Our platform includes features and capabilities built specifically for healthcare providers, including a library of performance improvement content which can be tailored to the provider based on their specific customer feedback profile.

Experienced senior management team led by our founder. Our senior management team has extensive industry and leadership experience. Michael D. Hays, our Chief Executive Officer and President, founded NRC Health in 1981. Prior to launching the Company, Mr. Hays served as Vice President and as a Director of SRI Research Center, Inc. (now known as the Gallup Organization). Helen Hrdy was appointed as our Chief Operating Officer in October 2024. Prior to this position Ms. Hrdy served as our Chief Customer Officer since January 2024, Chief Growth Officer for three years and our Senior Vice President, Customer Success, for eight years. Andy Monnich has served as our Chief Corporate Development Officer since January 2024. Mr. Monnich has worked in product and corporate development in the healthcare, financial services, and education industries, including for The Company as Senior Vice President - Strategy and Corporate Development, as Managing Director and Co-Founder of Connect, and as Chief Strategy Officer at Practicing Excellence. On February 26, 2025, our Board of Directors appointed Trent Green as our Chief Executive Officer and to serve as a director, both effective June 1, 2025. Mr. Green brings more than 25 years of healthcare leadership experience, most recently serving as Chief Executive Officer of Amazon One Medical and previously as Chief Operating Officer of Legacy Health. Upon the effectiveness of Mr. Green's appointment as Chief Executive Officer, Mr. Hays will transition to the role of Chairman.

Resources

Our success depends in part upon our data collection processes, research methods, data analysis techniques and internal systems, and procedures that we have developed specifically to serve clients in the healthcare industry. We have no patents for most of our intellectual property. Consequently, we rely on a combination of copyright and trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. There can be no assurance that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against us in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether we are ultimately successful in defending against such claims.

Government Regulation

According to the Centers for Medicare and Medicaid Services ("CMS"), health expenditures in the United States were approximately $4.9 trillion in 2023, or $14,570 per person. In total, health spending accounted for 18% of the nation's Gross Domestic Product in 2023. Addressing this growing expenditure burden continues to be a major policy priority at both federal and state levels. In addition, increased co-pays and deductibles in healthcare plans have focused even more consumer attention on health spending and affordability. In the public sector, Medicare provides health coverage for individuals aged 65 and older, while Medicaid provides coverage for low-income families and other individuals in need. Both programs are administered by the CMS. With the aging of the U.S. population, Medicare enrollment has increased significantly. In addition, longer life spans and greater prevalence of chronic illnesses among both the Medicare and Medicaid populations have placed tremendous demands on the health care system.

An increasing percentage of Medicare reimbursement and reimbursement from commercial payers has been determined under value payment models, based on factors such as patient readmission rates and provider adherence to certain quality-related protocols. At the same time, many hospitals and other providers are creating new models of care delivery to improve patient experience, reduce cost and provide better clinical outcomes. These new models are based on sharing financial risk and managing the health and behaviors of large populations of patients and consumers. This transformation towards value-based payment models and increased engagement of healthcare consumers is resulting in a greater need for existing healthcare providers to deliver more customer-centric healthcare. At the same time, organizations that have successfully developed effective customer service models and brand loyalty in other industry verticals are entering the healthcare services market.

We believe that our current portfolio of solutions is uniquely aligned to address these healthcare market trends and related business opportunities. We provide tools and solutions to capture, interpret and improve the CAHPS data required by CMS as well as real time feedback that enables clients to better understand what matters most to people at key moments in their relationship with a health organization. Our solutions enable our clients to both satisfy patient survey compliance requirements and design experiences to build loyalty and improve the wellbeing of the people and communities they care for.

Human Capital

As of December 31, 2024, we employed a total of 368 associates. None of our associates are represented by a collective bargaining unit. Most of our associates work remotely. Our goal is to help customers bring Human Understanding® to healthcare, for their patients and communities. Our associates are at the heart of achieving that goal so we promise that same Human Understanding® to each other. We focus less on titles and more on the unique skills and perspectives each person brings to the organization. Our employment practices are based on the qualifications of each individual and appropriate job-related standards. We consider our relationships with our associates to be good.

We believe living Human Understanding® in the workplace is the job of every associate. Each associate is asked to take charge of their own education, self-awareness, opportunity, and growth in the topics of diversity, equity, inclusion & belonging. All leaders are expected to support associates in development efforts and be role models in inclusive behavior, leading their teams with Human Understanding®. We believe each associate and applicant should feel understood and welcomed.

The Associate Experience team and Associate Lifecycle Belonging committee coordinate activities and opportunities for everyone on these topics, and act as advocates of a workplace culture full of Human Understanding®. As we focus on Human Understanding® in the workplace, we have considered what creating and cultivating a workplace full of Human Understanding® means. We have realized that demonstrating Human Understanding® as associates is so much larger than just honoring and recognizing personal characteristics such as race, age, gender, marital status, background, or creed. Our passions, pastimes, families, pets, politics, and communities impact how we see the world. This in turn impacts how we understand or misunderstand one another. We acknowledge that our efforts will be ongoing and must continually be re-evaluated.

Available Information

More information regarding NRC Health is available on our website at www.nrchealth.com. We are not including the information contained on or available through our website as part of, or incorporating such information by reference into, this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports are made available to the public at no charge through a link appearing on our website. We provide access to such materials through our website as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the Securities and Exchange Commission (the "SEC"). Reports and amendments posted on our website do not include access to exhibits and supplemental schedules electronically filed with the reports or amendments. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov.

Item 1A.   <u>**Risk Factors**</u>

You should carefully consider each of the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, before making an investment decision with respect to our securities. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially and adversely affected and you may lose all or part of your investment.

<u>**Risks Related to our Business**</u>

We depend on contract renewals, including retention of key clients, for a large share of our revenue and our operating results could be adversely affected.

We expect that a substantial portion of our revenue for the foreseeable future will continue to be derived from renewable service contracts. The majority of our contracts are renewable annually at the option of our clients. Client contracts are generally cancelable on short notice without penalty; however we are entitled to payment for services through the cancellation date. To the extent that clients fail to renew or defer their renewals, we anticipate our results may be materially adversely affected. We rely on a limited number of key clients for a substantial portion of our revenue. Our ten largest clients collectively accounted for 17%, 15%, and 15% of our total revenue in 2024, 2023 and 2022, respectively. Our ability to secure renewals depends on, among other things, our ability to gather and analyze performance data in a consistent, high-quality, and timely fashion. In addition, the service needs of our clients are affected by accreditation requirements, enrollment in managed care plans, the level of use of satisfaction measures in healthcare organizations' overall management and compensation programs, the size of operating budgets, clients' operating performance, industry and economic conditions, and changes in management or ownership. As these factors are beyond our control, we cannot ensure that we will be able to maintain our renewal rates. Any material decline in renewal rates from existing levels would have an adverse effect on our revenue and a corresponding effect on our operating and net income.

We operate in a highly competitive market and could experience increased price pressure and expenses as a result.

The healthcare analytics and market research services industry is highly competitive. We have traditionally competed with healthcare organizations' internal marketing, market research and/or quality improvement departments that create their own performance measurement tools, and with other firms that provide survey-based healthcare market research and/or performance assessment. Our primary competitors include Press Ganey and Qualtrics, both of which we believe has significantly higher annual revenue than us, and several other firms that provide similar services in the market we serve. We also compete with market research firms and technology solutions which provide survey-based, general market research or voice of the customer feedback capabilities and firms that provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have offered specific services that compete directly with our services, many of these competitors have substantially greater financial, information gathering, and marketing resources than us and could decide to increase their resource commitments to our market. Furthermore, we do not have a publicly traded group of peers, which makes it difficult to compare and benchmark performance to other similar companies. There are relatively few barriers to entry into our market, and we expect increased competition in our market which could adversely affect our operating results through pricing pressure, increased marketing expenditures, and market share losses, among other factors. There can be no assurance that we will continue to compete successfully against existing or new competitors.

Because our clients are concentrated in the healthcare industry, our revenue and operating results may be adversely affected by changes in regulations, a business downturn or consolidation with respect to the healthcare industry.

Substantially all of our revenue is derived from clients in the healthcare industry. As a result, our business, financial condition and results of operations are influenced by conditions affecting this industry, including changing political, economic, competitive and regulatory influences that may affect the procurement practices and operation of healthcare providers and payers. The healthcare industry is extensively regulated by both state and federal government. Future legislative changes, including additional provisions to control healthcare costs, improve healthcare quality and expand access to health insurance, could result in lower reimbursement rates and otherwise change the environment in which providers and payers operate. Recently, members of the U.S. House of Representatives have started to weigh a series of legislative proposals targeting Medicaid, Medicare, and other entitlement programs as part of a broader campaign to reduce federal spending, President Trump has issued a number of executive orders intended to reduce government spending, and we expect there will be continued proposals targeting reimbursement methodologies and the number of individuals eligible for government healthcare programs. There have also been proposals calling for repeal or reform of the Affordable Care Act. Any of these or related actions by state or federal governments could significantly reduce federal or state spending on the Medicaid and Medicare programs, constitute a fundamental change in the federal role in healthcare, change the nature of the entitlements offered by Medicaid and Medicare, or reduce or delay the payments made to both non-profit and for profit healthcare systems by Medicaid and Medicare, any of which could have a material effect on the revenues of our customers, resulting in harm to the demand for our solutions and our ability to collect subscriptions and fees owed to us, which could negatively impact our business, financial condition, cash flows, and results of operations.

In addition, large private purchasers of healthcare services are placing increasing cost pressure on providers. Healthcare providers may react to these cost pressures and other uncertainties by curtailing or deferring purchases, including purchases of our services. Moreover, there has been consolidation of companies in the healthcare industry, a trend which we believe will continue to grow. Consolidation in this industry, including the potential acquisition of certain of our clients, could adversely affect aggregate client budgets for our services, could result in clients performing more marketing, market research and/or quality improvement functions internally or could result in the termination of a client's relationship with us. The impact of these developments on the healthcare industry is difficult to predict and could have an adverse effect on our revenue and a corresponding effect on our operating and net income.

We could be negatively impacted by outbreaks or pandemics.

In May 2023, the federal government lifted its Federal Public Health Emergency Declaration related to COVID-19. However, the continued spread of COVID-19, including its variants, together with any other outbreak of other contagious diseases or public heath environments could adversely affect our business, results of operations, financial condition, and stock price. While the risk of such similar outbreaks is unpredictable, and the extent of such risk is highly uncertain, the possibility of future outbreaks remains a risk that could have a material adverse effect on our business and it may also have the effect of heightening many of the other risks described in this Part I, Item 1A of this Form 10-K.

We could be negatively impacted by the global conflicts or similar events.

Global conflicts or any expansion of such conflicts, could adversely affect our business and operations. From time-to-time we outsource certain software development services to third parties outside of the United States, including in the Ukraine. Historically, our contractors located in areas of conflict (including in the Ukraine) have been able to continue their work. However, those services could be more negatively impacted in the future.

Civil unrest, political instability or uncertainty, military activities (including the conflicts in the Ukraine and the Middle East, and as a result of any escalation of tensions between China and Taiwan), utility service breakdowns or broad-based sanctions, should they continue for the long term or escalate, could interrupt our contractors' ability to provide services and require our associates to perform the services or replace the contractors which could have an adverse effect on our operations and financial performance, including higher volatility in foreign currency exchange rates, increased use of less cost-efficient resources and negative impacts to our business resulting from deteriorating general economic conditions. Further, we cannot predict the impact of the military actions and any heightened military conflict or geopolitical instability that may follow, including additional sanctions or countersanctions, heightened inflation, cyber disruptions or attacks, higher energy costs, and supply chain disruptions.

In addition, the new administration has stated its intention to impose new or increased tariff rates on imported goods from a number of countries, including China, Canada, Mexico, and the EU. Such trade policies and tariff implementations, and any related retaliatory trade policies and tariff implementations by foreign government may result in increased costs and worsening economic conditions and could have an adverse impact on our results of operations.

General economic factors could adversely impact our profitability.

Negative changes in general economic conditions, in the geographic areas in which we operate may reduce our profitability. An economic downturn, a rise in interest rates, and inflationary pressures can reduce the demand for our services and result in terminations as well as slower client payments or client defaults on receivables. Additionally, in recent years, we experienced increased costs including salary and benefits costs in sales and client support, software costs, contracted services, costs associated with our building improvements and equipment purchases and we expect inflationary pressures to continue in 2025. Inflation may increase our costs without a corresponding increase in our contract revenue due to fixed contract arrangements, which could result in decreased margins and profitability.

We face several risks relating to our ability to collect the data on which our business relies.

Our ability to provide timely and accurate performance measurement and improvement services to our clients depends on our ability to collect large quantities of high-quality data through surveys. If survey operations are disrupted and we are unable to process surveys in a timely manner, then our revenue and net income could be negatively impacted. We outsource certain operations and engage third parties to perform work needed to fulfill our client services. For example, we use vendors to perform certain outreach and data collection services related to our survey operations. If any of these vendors cease to operate or fail to adequately perform the contracted services and alternative resources and processes are not utilized in a timely manner, our business could be adversely affected. The loss of any of our key vendors could impair our ability to perform our client services and result in lower revenues and income. It would also be time-consuming and expensive to replace, either directly or through other vendors, the services performed by these vendors, which could adversely impact revenues, expenses and net income. Furthermore, our ability to monitor and direct our vendors' activities is limited. If their actions and business practices violate policies, regulations or procedures otherwise considered illegal, we could be subject to reputational damage or litigation which would adversely affect our business.

If receptivity to our survey methods by respondents declines, or, for some other reason, their willingness to complete and return surveys declines, or if we, for any reason, cannot rely on the integrity of the data we receive, then our revenue could be adversely affected with a corresponding effect on our operating and net income.

If intellectual property and other proprietary information technology were copied or independently developed by our competitors, our operating results could be negatively affected.

Our success depends in part upon our data collection process, research methods, data analysis techniques, and internal systems and procedures that we have developed specifically to serve clients in the healthcare industry. We do not hold patents for our intellectual property. Consequently, we rely on a combination of copyright, trade secret laws and associate nondisclosure agreements to protect our systems, survey instruments and procedures. We cannot assure you that the steps we have taken to protect our rights will be adequate to prevent misappropriation of such rights, or that third parties will not independently develop functionally equivalent or superior systems or procedures. We believe that our systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims against us in the future, or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims, or whether we are ultimately successful in defending against such claims.

Failures, interruptions or deficiencies in our information technology and communications systems could negatively impact our business and operating results.

Our ability to provide timely and accurate performance measurement and improvement service to our clients is dependent, to a significant extent, upon the technology that we develop internally as well as the efficient and uninterrupted operation of our information technology and communication systems, and those of our external service providers. Investment in the enhancement of existing and development of new information technology processes is costly and affects our ability to successfully serve our clients. The failure or deficiency of the technology we develop and implement could negatively impact the willingness or ability for our clients to use our services and our ability to perform our services. Our failure to anticipate clients' expectations and needs, adapt to emerging technological trends, or design efficient and effective information technology platforms, could result in lower utilization, loss of customers, damage to customer relationships, reduced revenue and profits, refunds to customers and damage to our reputation. Although we have procedures to monitor the efficacy of our information technology platforms, the procedures may not prevent failures or deficiencies in the information technology platforms we develop and implement, we may not adapt quickly enough and may incur significant costs and delays that could harm our business. Additional costs will be incurred to further develop and improve our information technology platforms.

In addition, changing technologies including AI and other emerging technologies may become significant to operational results in the future. Although we plan to continue to invest in research and development, including through acquisitions, in order to enhance our technology and new and existing solutions. However, if we are unable to successfully anticipate, develop, implement and utilize such emerging technologies as effectively as competitors or our customers are able to use AI as a replacement to our services, our results of operations may be negatively affected. Additionally, while AI and other technologies may offer substantial benefits, they may also introduce additional risks and raise ethical, technological, legal, regulatory, and other issues that may negatively affect the demand for our solutions.

Our systems and those of our external service providers could be exposed to damage or interruption from fire, natural disasters, which may increase in frequency and severity due to climate change, energy loss, telecommunication failure, security breach and computer viruses. An operational failure or outage in our information technology and communication systems or those of our external service providers, could result in loss of customers, damage to customer relationships, reduced revenue and profits, refunds of customer charges and damage to our reputation and may result in additional expense to repair or replace damaged equipment and recover data loss resulting from the interruption. Although we have taken steps to prevent system failures and have back-up systems and procedures to prevent or reduce disruptions, such steps may not prevent an interruption of services and our disaster recovery planning may not account for all contingencies. Additionally, our insurance may not adequately compensate us for all losses or failures that may occur. Any one of the above situations could have a material adverse effect on our business, financial condition, results of operations and reputation.

If we or our third-party service providers sustain cyber-attacks or other privacy or data security incidents that result in security breaches that disrupt our operations or result in the unintended dissemination of protected personal information or proprietary or confidential information or AI impacts our demand for, or providing of, services, we could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm and other serious negative consequences.

In connection with our client services, we and our third-party service providers receive, process, store and transmit sensitive business information and, in certain circumstances, personal medical information of our clients' patients, electronically over the internet. We or our third-party service providers may become the target of attempted cyber-attacks and other security threats and may be subject to breaches of the information technology systems we use. Experienced computer programmers and hackers may be able to penetrate our security controls and access, misappropriate or otherwise compromise protected personal information or proprietary or confidential information or that of third parties, create system disruptions or cause system shutdowns that could negatively affect our operations. They also may be able to develop and deploy viruses, worms, ransomware, and other malicious software programs that attack our systems or otherwise exploit any security vulnerabilities

In addition, the risk of cyber-attacks has increased in connection with the military conflict between Russia and Ukraine and the resulting geopolitical conflict. In light of those and other geopolitical events, nation-state actors or their supporters may launch retaliatory cyber-attacks and may attempt to cause supply chain and other third-party service provider disruptions, or take other geopolitically motivated retaliatory actions that may disrupt our business operations, result in data compromise, or both. Nation-state actors have in the past carried out, and may in the future carry out, cyber-attacks to achieve their aims and goals, which may include espionage, information operations, monetary gain, ransomware, disruption, and destruction. In February 2022, the U.S. Cybersecurity and Infrastructure Security Agency issued a "Shields Up" alert for American organizations noting the potential for Russia's cyber-attacks on Ukrainian government and critical infrastructure organizations to impact organizations both within and beyond the United States, particularly in the wake of sanctions imposed by the United States and its allies, which is still in effect. These circumstances increase the likelihood of cyber-attacks and/or security breaches.

We were the target of a cyber-attack in 2020, which resulted in temporary suspension of our services to clients. One of our third-party service providers was the target of a cyber-attack in December 2022, which resulted in a temporary suspension of certain services to our clients. In both instances no protected data was compromised or exfiltrated. We, and our service providers, will likely continue to be the target of other attempted cyber-attacks and security threats. Such cyber-attacks may subject us to litigation and regulatory risk, civil and criminal penalties, additional costs and diversion of management attention due to investigation, remediation efforts and engagement of third-party consultants and legal counsel in connection with such incidents, payment of "ransoms" to regain access to our systems and information, loss of clients, damage to client relationships, reduced revenue and profits, refunds of client charges and damage to our reputation, any of which could have a material adverse effect on our business, cash flows, financial condition and results of operations. While we have contingency plans and insurance coverage for potential liabilities of this nature, they may not be sufficient to cover all claims and liabilities and in some cases are subject to deductibles and layers of self-insured retention. Any system failure, inability to upgrade or update, or security breach (including cyber-attacks) related to our information technology systems may also impact third parties that we rely on in our business and could result in a hinderance to the services provided by the Company or such third parties, as the case may be, and may have a material adverse effect on our business.

We cannot ensure that we or our third-party service providers will be able to identify, prevent or contain the effects of cyber-attacks or other cybersecurity risks that bypass our security measures or disrupt our information technology systems or business. We have security technologies, processes and procedures in place to protect against cybersecurity risks and security breaches. However, hardware, software or applications we develop or procure from third parties may contain defects in design, manufacturer defects or other problems that could unexpectedly compromise information security. In addition, because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are becoming increasingly sophisticated, and may not immediately produce signs of intrusion, we may be unable to anticipate these techniques, timely discover or counter them or implement adequate preventative measures.

In addition, we use third-party technology, systems and services for a variety of reasons, including, without limitation, encryption and authentication technology, employee email, content delivery to clients, back-office support, and other functions that in some cases involve processing, storing and transmitting large amounts of data for our business. These third-party providers may also experience security breaches or interruptions to their information technology hardware and software infrastructure and communications systems that could adversely impact us.

Under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, implementing regulations promulgated by the U.S. Department of Health and Human Services, or "HHS," including what are referred to as the "Privacy Rule" and the "Security Rule" (collectively, "HIPAA"), we face potential liability related to the privacy of health information we obtain. We are required through our contracts with our clients and by HIPAA to protect the privacy and security of certain health information and to make certain disclosures to our clients or to the public if this information is unlawfully accessed.

Changes in privacy and information security laws and standards may require that we incur significant expense to ensure compliance due to increased technology investment and operational procedures. Noncompliance with any privacy or security laws and regulations, including, without limitation, HIPPA, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss or other unauthorized disclosure or use of, or access to, sensitive or confidential information, whether by us or by one of our third-party service providers, could require us to expend significant resources to continue to modify or enhance our protective measures and to remediate any damage. In addition, this could negatively affect our operations, cause system disruptions, damage our reputation, cause client losses and contract breaches, and could also result in regulatory enforcement actions, material fines and penalties, litigation or other actions that could have a material adverse effect on our business, cash flows, financial condition and results of operations. Even if cyber-attacks or other cybersecurity breaches do not result in noncompliance with privacy or security laws, the perception that such noncompliance may have occurred by our clients or in the news media may have an adverse impact on our stock price and could result in damage to our reputation or loss of clients, which could have a material adverse effect on our business, cash flows, financial condition and results of operations.

New solution offerings involve inherent risk.

We have made substantial investments to develop new solution offerings and technologies, including AI enhanced offerings. We expect to continue investing significant resources in developing new technologies, tools, features, and solutions. At the same time, our competitors are rapidly developing their technologies and services, and our offerings may not be able to compete effectively. Our new solutions have a high degree of risk, as each involves strategies and technologies which we have limited or no prior development or operating experience. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that they will generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, our development efforts with respect to new solution offerings and technologies could distract management from current operations and will divert capital and other resources from our more established solution offerings and technologies. Even if we are successful in developing new solution offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new solution offerings or technologies. At the same time, if we do not realize the expected benefits of our investments, our business, financial condition and operating results may be harmed. If we do not invest in commercially successful and innovative technologies, we may not realize the expected benefits of those investments. No assurance can be given that such strategies and offerings will be successful and will not harm our reputation, financial condition, and operating results.

Some of our employees work remotely, which may increase the cybersecurity risks to our business, including an increased demand for information technology resources, increased risk of phishing, and other cybersecurity risks.

We have, and will continue to have, a portion of our employee population that works from home full-time or under flexible work arrangements, and we have provided associates with expanded remote network access options which enable them to work outside of our corporate infrastructure and, in some cases, use their own personal devices, which exposes us to additional cybersecurity risks. Our employees working remotely may expose us to cybersecurity risks through: (i) unauthorized access to sensitive information as a result of increased remote access, including our employees' use of Company-owned and personal devices and videoconferencing functions and applications to remotely handle, access, discuss, or transmit confidential information, and (ii) increased exposure to phishing and other scams as cybercriminals may, among other things, install malicious software and access sensitive information. We believe that the increased number of employees working remotely has incrementally increased our cyber risk profile, but we are unable to predict the extent or impacts of those risks at this time. A significant disruption of our information technology systems, unauthorized access to or loss of confidential information, or legal claims resulting from our violation of privacy laws could each have a material adverse effect on our business.

Reputational harm could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain a positive reputation is critical to selling our services. Our reputation could be adversely impacted by any of the following (whether or not valid): the failure to maintain high ethical and social standards; the failure to perform our client services in a timely manner; violations of laws and regulations; failure to adequately preserve information security; and the failure to maintain an effective system of internal controls or to provide accurate and timely financial information. Damage to our reputation or loss of our clients' confidence in our services for any of these, or any other reasons, could adversely impact our business, revenues, financial condition, and results of operations, as well as require additional resources to rebuild our reputation.

Our operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.

Due to the nature of the services we offer, we are subject to significant commercial, trade and privacy regulations. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted, which could have a material and negative impact on our business and our results of operation. For example, recent years have seen an increase in the development or enforcement of legislation related to healthcare reform, privacy, trade compliance and anti-corruption. Additionally, some of the services we provide include information our clients need to fulfill regulatory reporting requirements. If our services result in errors or omissions in our clients' regulatory reporting, we may be subject to loss of clients, reputational harm or litigation, each potentially adversely impacting our business. Furthermore, although we maintain a variety of internal policies and controls designed to educate, discourage, prevent and detect violations of such laws, we cannot guarantee that such actions will be effective or sufficient or that individual employees will not engage in inappropriate behavior in breach of our policies. Such conduct, or even an allegation of misbehavior, could result in material adverse reputational harm, costly investigations, severe criminal or civil sanctions, or could disrupt our business, and could negatively affect our results of operations or financial condition.

Ineffective internal controls could have a negative impact on our business, results of operations, and our reputation.

Our internal controls over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, failure or interruption of information technology systems, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, including with the implementation of our internal controls in acquired companies, our business and operating results could be harmed and we could fail to meet our financial reporting obligations, which also could have a negative impact on our reputation.

Our growth strategy includes future acquisitions, partnerships and/or investments which involve inherent risk.

In order to expand services or technologies to existing clients and increase our client base, we have historically, and may in the future, make strategic business acquisitions, partnerships with other organizations and/or investments that we believe complement our business.

Acquisitions have inherent risks which may have material adverse effects on our business, financial condition, or results of operations, including, among other things: (1) failure to successfully integrate the purchased operations, technologies, products or services and maintain uniform standard controls, policies and procedures; (2) substantial unanticipated integration costs; (3) loss of key associates including those of the acquired business; (4) diversion of management's attention from other operations; (5) failure to retain the customers of the acquired business; (6) failure to achieve any projected synergies and performance targets; (7) additional debt and/or assumption of known or unknown liabilities; (8) dilutive issuances of equity securities; and (9) a write-off of goodwill, software development costs, client lists, other intangibles and amortization of expenses. If we fail to successfully complete acquisitions or integrate acquired businesses, we may not achieve projected results and there may be a material adverse effect on our business, financial condition and results of operations. In addition, volatility in the equity markets could impair our financial position in general terms and our ability to effectively capitalize on potential merger and acquisition opportunities.

We have established a strategic partnership and intend to continue to establish strategic partnerships with third parties to enhance our solution offering. We currently depend on our partner's technology to perform certain services for our customers. As a result, these services may not be provided in the manner or on the time schedule we currently expect, which may negatively impact our business operations. In addition, we cannot control the amount and timing of resources our partners may devote to their technology enhancements. Furthermore, there is no assurance that our partner-provided services will be purchased by our customers. Our partners may terminate their agreements with us for cause under certain circumstances and may elect not to renew our agreements, which could discontinue our ability to use their technologies and could result in our partners pursuing competing solutions. If our partners terminate or breach our agreements with them or otherwise fail to complete their obligations in a timely manner, it may have a detrimental effect on our financial position by reducing or eliminating the potential for us to receive technology access and perform our contractual obligations to our customers. These factors could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to achieve a proper revenue to cost ratio our profitability could decrease

Our ability to achieve our goals and earnings growth depends on our ability to grow our revenue and achieve the appropriate cost structure for our revenues. Our revenue and margins have decreased in recent years. We have invested in product development, leadership and recruiting in an effort to increase revenue. During the second quarter of 2025 we expect to recognize compensation expense of $4.9 million (based on the price of our common stock on February 28, 2025) for Mr. Green's signing bonus. In addition, we expect to recognize compensation expense of approximately $608,000 (based on the price of our common stock on February 28, 2025) per quarter for Mr. Green's equity grant beginning in June 2025 and continuing through the third anniversary of the grant. In light of Mr. Green's hiring and compensation, we expect to terminate the existing long-term incentive program for our executive leadership team with the consent of the impacted participants and adopt a new incentive program during the second quarter of 2025, which could result in additional expenses. We have also adjusted spending in certain areas to reduce costs. If we are unsuccessful in increasing our revenue or we do not reduce costs sufficiently, our margins will continue to be compressed.

Risks Related to our Common Stock

Our principal shareholders effectively control the Company.

A majority of our common stock and voting power was historically owned and/or held by Michael D. Hays, our Chief Executive Officer and President. However, over the years Mr. Hays, for estate planning purposes, gifted and/or transferred almost all of his directly owned shares to trusts for the benefit of his family. Currently, the principal holder of shares previously owned by Mr. Hays is the Common Property Trust (the "Trust").

As of February 28, 2025, approximately 37.5% of our outstanding common stock was owned by the Trust and approximately 46.8% of our outstanding common stock was held by the Trust and other entities controlled by trustees or special power holders for the benefit of members of Mr. Hays' family. As a result, the Trust and these other entities, through the trustees or special power holders, have the power to indirectly control decisions such as whether to issue additional shares or declare and pay dividends and can control matters requiring shareholder approval, including the election of directors and the approval of significant corporate matters such as change of control transactions. The effects of such influence could be to delay or prevent a change of control of the Company unless the terms are approved by the Trust and these other entities.

The market price of our common stock may be volatile and shareholders may be unable to resell shares at or above the price at which the shares were acquired.

The market price and trading volume of our common stock has historically been and may continue to be highly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases that are in response to factors beyond our control, including, but not limited to:

● Variations in our financial performance and that of similar companies;
● Regulatory and other developments that may impact the demand for our services;
● Reaction to our press releases, public announcements and filings with the SEC;
● Client, market and industry perception of our services and performance;
● Actions of our competitors;
● Changes in earnings estimates or recommendations by analysts who follow our stock;
● Loss of key personnel;
● Investor, management team or large shareholder sales of our stock;
● Changes in accounting principles; and
● Variations in general market, economic and political conditions or financial markets.

Any of these factors, among others, may result in changes in the trading volume and/or market price of our common stock. Following periods of volatility in the market price of securities, shareholders have often filed securities class-action lawsuits. Our involvement in a class-action lawsuit would result in substantial legal fees and divert our senior management's attention from operating our business, which could harm our business and net income.

<u>General Risk Factors</u>

Our operating results may fluctuate and this may cause our stock price to decline.

Our overall operating results may fluctuate as a result of a variety of factors, including the size and timing of orders from clients, client demand for our services (which, in turn, is affected by factors such as accreditation requirements, enrollment in managed care plans, operating budgets and clients' operating performance), the hiring and training of additional staff, expense increases, and industry and general economic conditions. Because a significant portion of our overhead is fixed in the short-term, particularly some costs associated with owning and occupying our building and full-time personnel expenses, our results of operations may be materially adversely affected in any particular period if revenue falls below our expectations. These factors, among others, make it possible that in some future period our operating results may be below the expectations of securities analysts and investors which would have a material adverse effect on the market price of our common stock.

Our business and operating results could be adversely affected if we are unable to attract or retain key managers and other personnel.

Our future performance may depend, to a significant extent, upon the efforts and ability of our key personnel who have expertise in gathering, interpreting and marketing survey-based performance information for healthcare markets. Although client relationships are managed at many levels within our company, the loss of the services of Michael D. Hays, our Chief Executive Officer and President, or one or more of our other executive officers, could have a material adverse effect, at least in the short to medium term, on most significant aspects of our business, including strategic planning, product development, and sales and customer relations. Our success will also depend on our ability to hire, train and retain skilled personnel in all areas of our business. Competition for qualified personnel in our industry is intense, and many of the companies that compete with us for qualified personnel have substantially greater financial and other resources than us. Furthermore, we expect competition for qualified personnel to become more intense as competition in our industry increases. We cannot assure you that we will be able to recruit, retain and motivate a sufficient number of qualified personnel to compete successfully. While we expect Mr. Green will begin serving as our Chief Executive Officer and as a director on June 1, 2025, his start date may be delayed or may never occur.

In December 2024, Linda Stacy left her position as our Principal Accounting Officer, in January 2025, Christophe Louvion, left his position as our Chief Product Technology Officer, and in March 2025, Jason Hahn left his position as Chief Revenue Officer. While Ms. Stacy has been temporarily appointed as Interim Principal Financial Officer, these departures or departures of other key executive may result in lack of continuity, operational issues and we may not realize the expected benefits and results from compensation structures we have put in place.

Like many other companies, we experienced higher attrition rates in the last several years. We may incur higher costs to attract, train and retain these associates. Attrition in our sales and service areas can also impact our ability to retain and attract new business. We may need to develop or adapt to new ways of doing business that challenge our leadership, our associate training, our human resources, and our business practices, and we cannot assure you that we will be successful in doing so. The short and long-term costs associated with these potential changes are difficult to quantify.

Increases in income tax rates, changes in income tax laws or regulations, or unfavorable resolutions of tax matters could adversely impact our profitability.

We are subject to income tax in the United States. Our overall effective income tax rate is a function of the federal and local tax rates and the geographic mix of our income before taxes in the jurisdictions in which we operate. The new administration has indicated a desire to amend the federal tax laws. Changes in tax rates could negatively impact our net income. Tax laws and regulations, including rates of taxation, are subject to revisions by individual taxing jurisdictions. It is possible that these types of changes could materially impact our net income and cash flows. Significant judgment is required in determining our annual income tax expense and in evaluating our tax positions. Although we believe our tax estimates are reasonable, the final determination of tax audits could materially differ from our historical income tax provisions, estimates and accruals and could materially adversely impact our financial statements for the period or periods which the statute of limitations is open.

Failure to comply with public company regulations could adversely impact our profitability.

As a public company, we are subject to the reporting requirements of the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Act Wall Street Reform and Consumer Protection Act, the listing requirements of NASDAQ and other applicable securities rules and regulations. Additionally, laws, regulations and standards relating to corporate governance and public disclosure are subject to varying interpretations and continue to develop and change. If we misinterpret or fail to comply with these rules and regulations, our legal and financial compliance costs and net income may be adversely affected.

We may change our dividend policy at any time.

We have historically paid quarterly dividends to holders of our common stock. Although we expect to continue to pay dividends to holders of our common stock, the declaration and amount of any future dividends is subject to approval of our Board of Directors and various risks and uncertainties, including, but not limited to, our cash flow and cash needs, compliance with applicable law, restrictions on the payment of dividends under existing or future financing arrangements, changes in tax laws relating to corporate dividends, and deterioration in our financial condition or results of operations. Accordingly, our dividend policy may change at any time without notice, and our Board of Directors may determine to terminate payment of dividends, or reduce the amount or frequency of dividend payments, and we may not pay dividends at our historical rates or at all.

Item 1B.   **Unresolved Staff Comments**

We have no unresolved staff comments to report pursuant to this item.

Item 1C.   **Cybersecurity**

We have a robust information security program to safeguard our information and systems as well as third parties that create, receive, or transmit our information or are critical to our operations. The controls within the program are constantly updated to adapt to technological advancements, regulatory changes, and operational needs, ensuring that we uphold our strict standards and unwavering commitment to maintaining confidentiality, integrity, and availability of our valuable information assets.

Risk management & strategy

Our information security program, including cybersecurity risk management is integrated into our overall Enterprise Risk Management Program ("ERMP") framework. Our ERMP assesses strategic, operational, and environmental factors to identify key and emerging risks across the organization including cybersecurity risks. A key risk matrix is maintained to evaluate the potential impact of key risks and monitor the effectiveness of mitigation and controls. We, our customers, suppliers, and subcontractors face cybersecurity risks such as phishing, ransomware, zero-day exploits, malware attacks, and social engineering attacks. A cybersecurity incident impacting us or our subcontractors could materially adversely affect our performance and results of operations. For more information on about the cybersecurity risks we face, see the factors set forth under the caption "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

Our cybersecurity risk management procedures encompass comprehensive administrative, technical, and physical security measures. Our Security Team meets, subscribes to intelligence sources, and actively participates in professional organizations to stay informed and have reliable access to the latest information on emerging threats and vulnerabilities. We utilize both internal tools and third-party resources to perform risk and vulnerability assessments, as well as penetration testing. This includes a comprehensive managed security service that operates 24/7, dedicated to scanning and analyzing potential threats. Our Contractors and Third Parties Policy requires certain vendors to undergo annual reviews including security assessments and site visits. Additionally, our subcontractor agreements require that they report any security incidents. Risk assessment results and recommendations are documented in our risk register, reported, and closely monitored by our security team. Annually, we engage independent auditors to issue a System and Organization Control (SOC) 2 - Type II report based on their examination of our critical systems used to provide services to our clients for the suitability of design and operating effectiveness of controls.

Governance

The Board of Directors has the responsibility to oversee our enterprise risk management framework and associated policies and procedures. The Audit Committee of the Board has been assigned the responsibility to inquire of management, the independent accountants and the internal auditor about significant risks and exposures, including risks and exposures relating to data privacy, information security, and cybersecurity, and assess the steps management has taken to minimize such risks and exposures; and to make recommendations to the Board, as and when appropriate, as to the scope, direction, investment levels, and execution of the our data privacy, information security and cybersecurity initiatives.

Our Enterprise Risk Management Committee (ERMC), which includes certain associates with data privacy, information security, and cybersecurity experience, supports our Board of Directors in this oversight. The ERMC reports to the Audit Committee of the Board of Directors. The ERMC manages the ERMP and provides regular updates to the Audit Committee regarding our key risks and ERMP developments. Our Vice President of Privacy Compliance also reports to the Audit Committee on a regular basis, providing an Information Security Report, which includes information such as our information system risk profile, our top risk challenges, and security initiatives and strategies. Additionally, the ERMC communicates emerging risks and the mitigation of those risks to the Audit Committee, among other things. Significant cybersecurity matters, and strategic risk management decisions are elevated to the overall Board of Directors to enable oversight and guidance on critical cybersecurity issues.

Our Vice President of Privacy Compliance, Jen Spencer, is an ERMC member and has primary responsibility for our Information Security Program, including the maintenance and enforcement of our security policies. Ms. Spencer serves as an advisor to our leadership team, assisting them in optimizing security measures, mitigating risk, fortifying defenses, and minimizing vulnerabilities. Ms. Spencer develops written policies and procedures and conducts training to ensure our entire organization is well-protected. She is responsible for overseeing and executing the strategic plan for our data protection program, information security systems, compliance, computer networks and business continuance/disaster recovery. Additionally, Ms. Spencer actively participates in project management duties and manages information security integration efforts, working closely with internal teams, vendors, subcontractors, and clients. Ms. Spencer has over twenty years in cybersecurity, privacy, and compliance. Her primary job responsibilities include security, privacy, and compliance including AI data governance. Ms. Spencer works on several working groups through H-ISAC, Women in Bio, and Women in AI Governance. Prior to NRC she was the CIO/CISO/CPO for the Rochester RHIO and Manager of Information Security and GRC with Excellus Health Plan. She graduated from Rochester Institute of Technology (RIT) with an eMBA and a master's in science in IT Security. She earned her paralegal certificate from Stony Brook University and holds several industry certifications. Ms. Spencer is also an adjunct professor at RIT, the University of Virginia and the Blue Ridge Virginia Governor's School.

Item 2.   Properties

Our headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet have been used for operations. Our credit facilities are secured by this property and our other assets. We are currently renovating the building and expect renovations to be complete in 2025.We are leasing 19,300 square feet of space in Lincoln, Nebraska for our mail survey processing operations that were previously housed at our headquarters.

Item 3.   Legal Proceedings

From time to time, we are involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. For additional information, see Note 1, under the heading "Commitments and Contingencies," to our consolidated financial statements. Regardless of the final outcome, any legal proceedings, claims, inquiries and investigations, however, can impose a significant burden on management and employees, may include costly defense and settlement costs, and could cause harm to our reputation and brand, and other factors.

Item 4.   Mine Safety Disclosures

Not applicable.

Item 5.   **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

We have one class of outstanding capital stock, which is our common stock, par value $.001 per share. Our common stock trades on the NASDAQ Global Select Market under the symbol "NRC".

Cash dividends in the aggregate amount of $11.3 million, $36.3 million, and $20.9 million were declared in 2024, 2023 and 2022 respectively. The payment and amount of future dividends, if any, is at the discretion of our Board of Directors and will depend on our future earnings, financial condition, general business conditions, alternative uses of our earnings and cash and other factors.

On February 28, 2025, there were approximately 10 shareholders of record and approximately 13,981 beneficial owners of our common stock.

In May 2022, our Board of Directors authorized the repurchase of 2,500,000 shares of common stock (the "2022 Program"). The 2022 Program has no set expiration date.

The table below summarizes repurchases of common stock during the three-month period ended December 31, 2024.

Period	Total Number of Shares Purchased	Average Price Paid per Share[1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[2]	Maximum Number Of Shares that May Yet Be Purchased Under the Plans or Programs
Oct 1 – Oct 31, 2024	24,186	18.18	24,186	676,447
Nov 1 – Nov 30, 2024	114,762	18.84	114,762	561,685
Dec 1 – Dec 31, 2024	253,976	18.28	253,976	307,709
Total	392,924		392,924	

(1) The average price paid per share includes commission paid on stock repurchases and excludes excise tax incurred on stock repurchases. For the quarter ended December 31, 2024, commission paid totaled $7,858 and excise tax expense totaled $72,452.
(2) Shares were repurchased pursuant to the 2022 program.

See Item 12 in Part III of this Annual Report on Form 10-K for certain information concerning shares of our common stock authorized for issuance under our equity compensation plans.

The following graph compares the cumulative 5-year total return provided shareholders on our common stock relative to the cumulative total returns of the NASDAQ Composite Index and the Russell 2000 Index. Because of the uniqueness of our markets and products and lack of publicly traded peers, we do not believe that a combination of peer issuers can be selected on an industry or line-of-business basis to provide a meaningful basis for comparing shareholder return. Accordingly, the Russell 2000 Index, which is comprised of issuers with generally similar market capitalizations to that of the Company, is included in the graph as permitted by applicable regulations. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on December 31, 2019, and our relative performance is tracked through December 31, 2024.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among National Research Corporation, the NASDAQ Composite Index
and the Russell 2000 Index

*$100 invested on 12/31/19 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2025 Russell Investment Group. All rights reserved.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

	12/19	12/20	12/21	12/22	12/23	12/24
National Research Corporation Common Stock ...	100.00	65.14	63.94	58.70	64.34	29.28
NASDAQ Composite...	100.00	144.92	177.06	119.45	172.77	223.87
Russell 2000...	100.00	119.96	137.74	109.59	128.14	142.93

Item 6.   **[Reserved]**

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis provides a summary of significant factors relevant to our financial performance and condition. It should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Form 10-K. This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Overview

Our purpose is to humanize healthcare and support organizations in their understanding of each unique individual. Our commitment to Human Understanding® helps leading healthcare systems get to know each person they serve not as point-in-time insights, but as an ongoing relationship. Our end-to-end solutions enable our clients to understand what matters most to each person they serve – before, during, after, and beyond clinical encounters – to gain a longitudinal understanding of how life and health intersect, with the goal of developing lasting, trusting relationships. Our ability to measure what matters most and systematically capture, analyze, and deliver insights based on self-reported information from patients, families, and consumers is critical in today's healthcare market. We believe access to and analysis of our extensive consumer-driven information is increasingly valuable as healthcare providers need to better understand and engage the people they serve to create long-term relationships and build loyalty.

Our portfolio of subscription-based solutions provides actionable information and analysis to healthcare organizations across a range of mission-critical, constituent-related elements, including patient experience, service recovery, care transitions, employee engagement, reputation management, and brand loyalty. We partner with clients across the continuum of healthcare services and believe this cross-continuum positioning is a unique and an increasingly important capability as evolving payment models drive healthcare providers and payers towards a more collaborative and integrated service model.

On February 26, 2025, our Board of Directors appointed Trent Green as our Chief Executive Officer and to serve as a director, both effective June 1, 2025. Mr. Green brings more than 25 years of healthcare leadership experience, most recently serving as Chief Executive Officer of Amazon One Medical and previously as Chief Operating Officer of Legacy Health. Upon the effectiveness of Mr. Green's appointment as Chief Executive Officer, Mr. Hays will transition to the role of Chairman.

Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The following areas are considered critical accounting estimates because they involve significant judgments or assumptions, involve complex or uncertain matters or they are susceptible to change and the impact could be material to our financial condition or operating results:

- Revenue recognition; and
- Valuation of goodwill and identifiable intangible assets.

Revenue Recognition

We derive a majority of our revenue from annually renewable subscription-based service agreements with our customers. Such agreements are generally cancelable on short or no notice without penalty. We also derive revenue from fixed, non-subscription arrangements. Our revenue recognition policy requires management to estimate, among other factors, the future contract consideration we expect to receive under variable consideration subscription arrangements as well as future total estimated contract costs over the contract term with respect to fixed, non-subscription arrangements. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ from the reported revenue. See Notes 1 and 3 to our consolidated financial statements for a description of our revenue recognition policies.

Valuation of Goodwill and Identifiable Intangible Assets

Intangible assets include customer relationships, trade names, technology, and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment with other long-lived assets in the related asset group whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review intangible assets with indefinite lives for impairment annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. This review requires management to assess qualitative factors to determine whether an impairment may have occurred, which inherently involves management's judgment. This assessment also requires a determination of the fair value of the asset, which often includes several significant estimates and assumptions, including future cash flow estimates, determination of appropriate discount rates, and other assumptions that management believed reasonable under the circumstances. Changes in these estimates and assumptions could materially affect the determination of fair value and/or impairment of goodwill or other intangible assets. See Notes 1 and 6 to our consolidated financial statements for a description of our goodwill and intangible asset valuation and impairment policies and associated impacts for the reported periods. At December 31, 2024, we assessed our current market capitalization compared to book value, forecasts and margins in our last quantitative impairment testing. We concluded that it is not more likely than not that an impairment loss had been incurred at December 31, 2024.

Key Financial Metrics and Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from our consolidated financial statements and the percentage change in such items versus the prior comparable period, as well as other key financial metrics. The discussion that follows the information should be read in conjunction with our consolidated financial statements.

	(In thousands, except percentages) Year Ended December 31,			Percentage Increase (Decrease)	
	2024	2023	2022	2024 over 2023	2023 over 2022
Revenue	$ 143,060	$ 148,580	$ 151,568	(4)	(2)
Direct expenses	56,933	56,015	57,049	2	(2)
Selling, general, and administrative	44,911	46,621	42,699	(4)	9
Depreciation, amortization and impairment	6,022	5,899	5,277	2	12
Operating income	35,194	40,045	46,543	(12)	(14)
Total other income (expense)	(2,504)	(83)	(3,728)	2,917	(98)
Provision for income taxes	7,907	8,991	11,015	(12)	(18)
Effective Tax Rate	24%	22%	26%	(2)	(4)
Operating Margin	25%	27%	31%	(2)	(4)
Recurring Contract Value	133,218	141,855	146,839	(6)	(3)
Cash provided by operating activities	34,625	38,113	36,265	(10)	5

Revenue. Revenue in 2024 decreased compared to 2023 by $5.5 million. This was mainly from decreased recurring revenue in our existing client base. Of this decrease, 34% was from our non-core solutions. We view total Recurring Contract Value, or TRCV, a measure of revenue under all renewable contracts for their respective annual renewal periods, as a leading indicator of revenue expectations. TRCV declined for several quarters prior to the fourth quarter of 2024, when it increased slightly. We believe the expansion of our product and services portfolio during 2024, along with a broader sales effort, led to improved sales and retention in the fourth quarter compared with the prior several quarters. There is a lag between changes in TRCV (next twelve months) and revenue (trailing twelve months). Generally, if we are able to sustain growth in TRCV, we would expect revenue growth to follow within the next few quarters (and vice versa). However, intervening events may affect this general expectation.

Direct expenses. Variable expenses increased $23,000 in the 2024 period compared to the 2023 period primarily from higher conference expenses partially offset by decreased hourly labor and data collection expenses. Variable expenses as a percentage of revenue were 16% and 15% in the 2024 and 2023 periods, respectively. Fixed expenses increased $895,000 primarily due to higher contracted services to support investments in our Human Understanding solutions partially offset by decreased salary and benefit costs from workforce changes and automation and state tax incentive adjustments. During the fourth quarter of 2024, we reduced our workforce to align with lower revenue, which is expected to lower these fixed expenses in future periods. We expect to continue to invest in providing innovative solutions to our clients, which could cause direct expenses to fluctuate as a percentage of revenue.

Selling, general and administrative expenses. Selling, general and administrative expenses decreased in the 2024 period compared to the 2023 period primarily due to decreases in marketing expenses of $2.0 million, web hosting and other software services of $287,000, consulting fees of $304,000, professional development and training of $200,000, and bad debt expense of $175,000 partially offset by increased salary and benefit costs of $1.2 million from investments in strategic leadership, product development and sales teams and increased recruiting expenses of $255,000. While we continue to invest in product development and sales, our goal is to drive efficiencies and savings in overall costs to offset such investments. We expect a substantial portion of the benefits of our lower expense run rate for the fourth quarter of 2024 to continue into 2025, partially offset by increased compensation expense of our new CEO, including an expected charge during the second quarter of 2025, of approximately $4.9 million (based on the price of our common stock at February 28, 2025) for Mr. Green's signing bonus and quarterly non-cash charges of approximately $608,000 (based on the price of our common stock on February 28, 2025) for Mr. Green's equity grant beginning in June 2025 and continuing through the third anniversary of the grant. In light of Mr. Green's hiring and compensation, we expect to terminate the existing long-term incentive program for our executive leadership team with the consent of the impacted participants and adopt a new incentive program during the second quarter of 2025, which could result in additional expenses.

Depreciation, amortization and impairment. Depreciation, amortization and impairment expenses increased in 2024 compared to the 2023 period due to increased software investment amortization and intangible amortization from the Nobl acquisition partially offset by less building, furniture and computer equipment depreciation. We expect our depreciation and amortization to increase slightly given continued software and intangible amortization, as well as depreciation on the building renovations when completed in 2025.

Operating income and margin. Operating income and margin decreased in 2024 compared to 2023 primarily due to the decline in revenue while direct expenses and depreciation and amortization increased. In the near term, we expect operating income and margin to increase due to revenue and cost initiatives, excluding the impact of the compensation charge described above.

Total other income (expense). Total other expense increased in the 2024 period compared to the 2023 period primarily due to higher interest expense of $1.7 million mainly from borrowings on our Line of Credit and Delayed Draw Term Loan, as well as the increased interest rate on our Term Loan, and lower interest income of $695,000 from decreased money market funds investments. Other expense is expected to increase in future periods due to additional borrowings on our Delayed Draw Term Loan. Additionally, starting in August 2024 the Term Note changed from a fixed interest rate of 5% per annum to a floating rate. All borrowings currently bear interest at a floating rate, which is currently equal to the one-month Term SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75%.

Provision for income taxes and effective tax rate. Provision for income taxes decreased in 2024 compared to 2023 primarily due to decreased taxable income. The effective tax rate increased primarily due to an increase in the effective rate related to state income taxes which fluctuates based on various apportionment factors and rates for the states we operate in, increased provision for uncertain tax positions and decreased tax benefits from the share-based compensation awards. See Note 7, "Income Taxes," to our Consolidated Financial Statements contained in this report for additional information on the change in the effective tax rates.

Recurring Contact Value. Recurring contract value declined in 2024 compared to 2023 primarily due to the lack of growth in new contracts to replace losses. Our retention rate decreased 4% in 2024 compared to 2023. Our recurring contract value metric represents the total revenue projected under all renewable contracts for their respective next annual renewal periods, assuming no upsells, downsells, price increases, or cancellations, measured as of the most recent quarter end.

Liquidity and Capital Resources

Our Board of Directors has established priorities for capital allocation, which prioritize funding of innovation and growth investments, including merger and acquisition activity as well as internal projects. The secondary priority is capital allocation for quarterly dividends and share repurchases.

As of December 31, 2024, our principal sources of liquidity included $4.2 million of cash and cash equivalents, up to $30 million of unused borrowings under our Line of Credit and an additional $24 million on our Delayed Draw Term Loan.

Our cash flows from operating activities consist of net income adjusted for non-cash items including depreciation and amortization, deferred income taxes, share-based compensation and related taxes, reserve for uncertain tax positions, change in fair value of contingent consideration, loss on disposal of property and equipment and the effect of working capital changes. Cash provided by operating activities decreased primarily due to decreased net income net of non-cash items, partially offset by working capital changes. Working capital changes mainly consisted of changes in deferred contract costs primarily due to the timing of commissions and incentives and related amortization and changes in prepaid expenses and other current and noncurrent assets primarily due to the timing of our annual business insurance and other service agreements.

See the Consolidated Statements of Cash Flows included in this report for the detail of our operating cash flows.

We had a working capital deficit of $16.3 million and $11.8 million on December 31, 2024 and December 31, 2023, respectively. The change was primarily due to decreases in cash and cash equivalents and trade accounts receivable, and prepaid expenses due to the timing of our annual business insurance payment and other service agreements and increases in accrued wages, accrued expenses and deferred revenue. These changes were partially offset by the decrease in the current portion of notes payable due to the amendment of our credit agreement in 2024. Cash and cash equivalents decreased mainly due to the repurchase of shares of our common stock for treasury and cash paid to fund the Nobl acquisition, which was also funded by borrowings on our Line of Credit and Delayed Draw Term Loan. Trade accounts receivable decreased due to timing of billing and collections, as well as decreases in our overall recurring contract value. Accrued expenses and accrued wages and bonuses increased primarily due to the accrual of annual incentives and timing of payments. Our working capital is significantly impacted by our large deferred revenue balances, which will vary based on the timing and frequency of billings on annual agreements. Notwithstanding our working capital deficit on December 31, 2024, we believe that our existing sources of liquidity, including cash and cash equivalents, borrowing availability, and operating cash flows will be sufficient to meet our projected capital and debt maturity needs for the foreseeable future.

Cash used in investing activities primarily consisted of payments for the acquisition of Nobl Health and purchases of property and equipment including computer software and hardware, building improvements, and furniture and equipment.

Cash used in financing activities consisted of payments for borrowings under the Term Loan, Delayed Draw Term Loan, Line of Credit and finance lease obligations. We also used cash to repurchase shares of our common stock for treasury, to pay dividends on common stock and for payment of payroll tax withholdings on options exercised. This was partially offset by cash provided from borrowings on the Line of Credit and Delayed Draw Down Term loan.

Our material cash requirements include the following contractual and other obligations:

Dividends

Cash dividends in the aggregate amount of $11.3 million, $36.3 million and $20.9 million were declared in 2024, 2023 and 2022 respectively. Dividends were paid from cash on hand and borrowings on our line of credit. The payment and amount of future dividends, if any, is at the discretion of our Board of Directors and will depend on our future earnings, financial condition, general business conditions, alternative uses of our earnings and cash and other factors.

Capital Expenditures

We paid cash of $15.4 million for capital expenditures in the year ended December 31, 2024. These expenditures consisted mainly of computer software development for our Human Understanding solutions and building renovations to our headquarters. We estimate future costs related to our headquarters building renovations to be $5.8 million in 2025, which we expect to fund through operating cash flows and borrowings on the Line of Credit and Delayed Draw Term Loan.

Debt

As of December 31, 2024, our amended and restated credit agreement (the "Credit Agreement") with First National Bank of Omaha ("FNB") included (i) a $30.0 million revolving credit facility (the "Line of Credit"), (ii) a $23.4 million term loan (the "Term Loan") and (iii) a $75.0 million delayed draw-down term facility (the "Delayed Draw Term Loan" and, together with the Line of Credit and the Term Loan, the "Credit Facilities"). As of December 31, 2024, we could use the Delayed Draw Term Loan to fund dividends, any permitted future business acquisitions, capital expenditures or repurchases of our common stock. As of December 31, 2024, the Line of Credit was available to fund ongoing working capital needs and for other general corporate purposes.

As of December 31, 2024, borrowings on the Term Loan, Delayed Draw Term Loan and Line of Credit, accrued interest at a floating rate equal to the SOFR plus 235 basis points (6.9% at December 31, 2024), which is payable monthly.

The outstanding balance on the Term Loan was $14.3 million at December 31, 2024. As of December 31, 2024, principal payments were due in monthly installments of $92,800 through May 2027 and a balloon payment for the remaining balance of $11.6 million was due May 28, 2027.

The outstanding balance on the Delayed Draw Term Loan was $48.5 million at December 31, 2024. As of December 31, 2024, principal payments were due on the Delayed Draw Term Loan in monthly installments of $318,790 through May

2027 and a balloon payment for the remaining balance of $39.4 million was due in May 28, 2027. We had the availability to borrow an additional $24 million on the Delayed Draw Term Loan at December 31, 2024.

As of December 31, 2024, principal amounts outstanding under the Line of Credit were due and payable in full, at maturity, in May 2027. As of December 31, 2024, we had no borrowings outstanding and the availability to borrow $30.0 million on the Line of Credit. The weighted average borrowings on the Line of Credit for the years ended December 31, 2024 and 2023 were $8.5 million and $1.7 million, respectively. The weighted average interest rate on borrowings on the Line of Credit during the years ended December 31, 2024 and 2023 were 7.52% and 7.67%, respectively.

As of December 31, 2024, we were obligated to pay ongoing unused commitment fees quarterly in arrears at a rate of 0.20% per annum based on the actual daily unused portions of the Line of Credit and the Delayed Draw Term Loan facility.

Pursuant to the Credit Agreement, we were required to maintain a minimum fixed charge coverage ratio of 1.10x for all testing periods throughout the term(s) of the Credit Facilities, which calculation excluded, unless our liquidity fell below a specified threshold, (i) any cash dividends in a fiscal quarter that, together with all other cash dividends paid or declared during such fiscal quarter, exceeded $5.5 million in total cash dividends paid or declared, (ii) the portion of the purchase price for any permitted share repurchase of our shares paid with cash on hand, (iii) the portion of any acquisition consideration for a permitted acquisition paid with cash on hand, and (iv) up to $27.5 million of costs associated with our building renovation from or after January 1, 2023. We were also required to maintain a cash flow leverage ratio of 3.00x or less for all testing periods throughout the term(s) of the Credit Facilities. As of December 31, 2024, we were in compliance with our financial covenants.

The Credit Facilities were secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our and our guarantors' present and future assets (including, without limitation, fee-owned real property, and limited, in the case of the equity interests of foreign subsidiaries, to 65% of the outstanding equity interests of such subsidiaries).

In February 2025, we entered a new credit agreement (the "New Credit Agreement") with a group of lenders and FNB that amends and restates the terms of our existing Credit Facility, as amended. The New Credit Agreement provides for (i) a $30,000,000 revolving credit facility (the "Revolving Loan") and (ii) a $110,000,000 delayed draw-down term facility ("the "New Delayed Draw Term Loan" and, together with the Revolving Loan, the "New Credit Facilities"). The New Delayed Draw Term Loan includes an accordion feature that, so long as no event of default exists or would exist after giving effect to such increase, allows us to request an increase in the New Delayed Draw Term Loan of up to the lesser of (x) $25,000,000 and (y) our EBITDA as of the preceding four fiscal quarters, exercisable in increments of $10,000,000 (or the remaining available amount of the accordion, if less).

Interest accrues and is payable monthly on the New Delayed Draw Term Loan and the Revolving Loan at a floating rate equal to the one-month Term SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75%. Principal amounts outstanding under the Revolving Loan are due and payable in full at maturity at February 6, 2028. Principal amounts outstanding under the New Delayed Draw Term Loan are due and payable monthly during the term of the New Delayed Draw Term Loan, in equal monthly installments to amortize the aggregate outstanding principal balance by (i) 5% during each of the first three years and (ii) 7.5% during each of the fourth and fifth years following the date of such loan. All outstanding principal and interest on the New Delayed Draw Term Loan are due and payable in full at the maturity date, February 6, 2030. The Delayed Draw Term Loan can only be used to refinance certain existing term indebtedness, fund dividends, capital expenditures, permitted future business acquisitions, or repurchasing our common stock.

We are obligated to pay ongoing unused commitment fees quarterly in arrears at a percentage per annum determined by our cash flow leverage ratio, ranging from 0.15% to 0.30%, based on the actual daily unused portions of the Revolving Loan and the New Delayed Draw Term Loan, respectively.

The New Credit Facilities are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our present and future assets (including, without limitation, fee-owned real property).

The New Credit Agreement contains customary representations, warranties, affirmative and negative covenants (including financial covenants) and events of default. The negative covenants include, among other things, restrictions regarding the incurrence of indebtedness and liens, repurchases of our Common Stock and acquisitions, subject in each case to certain exceptions. The New Credit Agreement also contains certain financial covenants with respect to minimum fixed charge coverage ratio and maximum cash flow leverage ratio. We are required to maintain a minimum fixed charge coverage ratio of 1.10x for all testing periods throughout the terms of the New Credit Facilities, which calculation excludes certain specified items, unless our liquidity falls below a specified threshold. We are also required to maintain a cash flow leverage ratio of 3.50x or less for all testing periods throughout the terms of the New Credit Facilities.

Leases

We have lease arrangements for certain computer, office, printing and inserting equipment as well as office and data center space. As of December 31, 2024, we had fixed lease payments of $624,000 and $10,000 for operating and finance leases, respectively payable within 12 months. A summary of our operating and finance lease obligations as of December 31, 2024 can be found in Note 10, "Leases", to the Consolidated Financial Statements contained in this report.

Taxes

The liability for gross unrecognized tax benefits related to uncertain tax positions was $2.2 million as of December 31, 2024. See Note 7, "Income Taxes", to the Consolidated Financial Statements contained in this report for income tax related information.

Purchase Commitments

We generally do not make unconditional, non-cancelable purchase commitments. We enter into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

Stock Repurchase Program

In May 2022, our Board of Directors approved the 2022 Program with a repurchase authorization of 2,500,000 shares of common stock. Under the 2022 Program we are authorized to repurchase from time-to-time shares of our outstanding common stock on the open market or in privately negotiated transactions. The timing and amount of stock repurchases will depend on a variety of factors, including market conditions as well as corporate and regulatory considerations. The 2022 Program may be suspended, modified, or discontinued at any time and we have no obligation to repurchase any amount of common stock in connection with the 2022 Program. The 2022 Program has no set expiration date.

During 2024, we repurchased 1,154,595 shares of our common stock for an aggregate of $30.8 million under the 2022 Program. As of December 31, 2024, the remaining number of shares of common stock that could be purchased under the 2022 Program was 307,709 shares.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements we believe will have a material impact on our financial position, results of operations or cash flows.

Item 7A.   <u>**Quantitative and Qualitative Disclosure About Market Risk**</u>

Our primary market risk exposure is interest rate risk. Our future income, cash flows and fair values of financial instruments are impacted by changes in market interest rates. We have not purchased or used any derivative instruments or entered any hedging transactions. We are exposed to interest rate risk with our variable rate Term Loan, Delayed Draw Term Note and Line of Credit and our contingent consideration liability.

Borrowings under our Term Loan, Delayed Draw Term Loan and Line of Credit, if any, bear interest at a floating rate equal to the 30-day SOFR plus 235 basis points. Interest rate changes for borrowings under our Term Loan, Delayed Draw Term Note and Line of Credit do not affect the fair value of the related debt but affect future earnings and cash flows. Borrowings under the Delayed Draw Term Note, and Line of Credit may not exceed $75 million and $30.0 million, respectively. We had $48.5 million of borrowings outstanding under the Delayed Draw Term Note and no borrowings outstanding on our Line of Credit at December 31, 2024. The outstanding balance on the Term Loan was $14.3 million at December 31, 2024. The change in interest expense resulting from a hypothetical change of 100 basis points of the benchmark index rate applied to the maximum borrowings available under the Line of Credit and the balance outstanding under the Term Loan and Delayed Draw Term Loan at December 31, 2024 would increase or decrease future earnings and cash flows by approximately $592,000 annually.

Our contingent consideration liability associated with our Nobl acquisition is adjusted to fair value at each reporting date, using a discounted cash flow model. Interest rate changes would impact the fair value of our contingent consideration liability but do not impact cash flow or total future expense. At December 31, 2024, the carrying amount of our contingent consideration liability was $859,000. Based on a sensitivity analysis, a hypothetical one percent per annum change in market interest rates as of December 31, 2024, would impact the estimated fair value and carrying amount of our contingent consideration liability at December 31, 2024 by approximately $5,000.

Item 8.   <u>**Financial Statements and Supplementary Data**</u>

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
National Research Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over new and modified subscription-based service agreement terms

As discussed in Notes 1 and 3 to the consolidated financial statements, revenue consists of service arrangement contracts with customers that can include more than one separately identifiable performance obligation. The Company's revenue for the year ended December 31, 2024 included $134.2 million for subscription-based service agreements, a portion of which was revenue from new and modified subscription-based service agreements, that was recognized ratably over the subscription period and which agreements are renewable at the option of the customer. Subscription-based service agreements represent a single promise to stand ready to provide reporting, tools and services throughout the subscription period.

We identified the evaluation of the sufficiency of audit evidence over the key terms within new and modified subscription-based service agreements as a critical audit matter. Specifically, the nature and extent of procedures performed over the key terms within the new and modified subscription-based service agreements required subjective auditor judgment as recognition of revenue by the Company is dependent on the accuracy of the key terms within the related information technology (IT) application used to calculate revenue. The key terms within the new subscription-based service agreements included the description of service, transaction price, renewal price and contract term, and the key terms within the modified subscription-based service agreements were the transaction price and contract term.

The following are the primary procedures we performed to address this critical audit matter. We applied auditor judgment to determine the nature and extent of procedures to be performed over the accuracy of key terms within the IT application, including the identification of key terms. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's subscription-based service revenue process, including controls related to the key terms within the new and modified subscription-based service agreements. We also tested certain internal controls over the accurate input of the underlying key terms of the subscription-based service agreement into the related IT application. For a sample of revenue transactions, we compared the key terms used in the revenue calculation to the underlying contract with the customer. We evaluated the sufficiency of audit evidence obtained over the key terms within new and modified subscription-based service agreements by assessing the results of procedures performed, including the appropriateness of the nature and extent of audit effort.

/s/ KPMG LLP

We have served as the Company's auditor since 1997.

Omaha, Nebraska
March 17, 2025

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	2024	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 4,233	$ 6,653
Trade accounts receivable, less allowance for doubtful accounts of $40 and $75, respectively	11,054	12,378
Prepaid expenses	3,480	4,228
Income taxes receivable	141	161
Other current assets	692	940
Total current assets	19,600	24,360
Net property and equipment	38,269	28,205
Intangible assets, net	2,616	1,471
Goodwill	66,152	61,614
Operating lease right-of-use assets	1,627	2,060
Deferred contract costs, net	1,562	1,453
Other noncurrent assets	2,713	3,274
Total assets	$ 132,539	$ 122,437
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of notes payable, net of unamortized debt issuance costs	$ 4,789	$ 7,214
Accounts payable	1,194	1,301
Accrued wages and bonuses	4,774	3,953
Accrued expenses	5,091	4,893
Dividends payable	2,770	2,906
Deferred revenue	15,786	14,834
Income Taxes Payable	353	222
Contingent consideration	540	—
Other current liabilities	561	880
Total current liabilities	35,858	36,203
Notes payable, net of current portion and unamortized debt issuance costs	57,895	29,470
Deferred income taxes	3,531	4,139
Contingent consideration, net of current portion	319	—
Other long-term liabilities	3,652	3,670
Total liabilities	101,255	73,482
Shareholders' equity:		
Preferred stock, $0.01 par value, authorized 2,000,000 shares, none issued	—	—
Common stock, $0.001 par value; authorized 110,000,000 shares, issued 31,072,144 in 2024 and 31,002,919 in 2023, outstanding 23,083,116 in 2024 and 24,219,887 in 2023	31	31
Additional paid-in capital	180,249	178,213
Retained earnings (accumulated deficit)	(17,064)	(30,530)
Accumulated other comprehensive loss, foreign currency translation adjustment	—	—
Treasury stock, at cost; 7,989,028 Common shares in 2024 and 6,783,032 Common shares in 2023	(131,932)	(98,759)
Total shareholders' equity	31,284	48,955
Total liabilities and shareholders' equity	$ 132,539	$ 122,437

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share amounts)

	2024	2023	2022
Revenue	$ 143,060	$ 148,580	$ 151,568
Operating expenses:			
Direct	56,933	56,015	57,049
Selling, general and administrative	44,911	46,621	42,699
Depreciation, amortization and impairment	6,022	5,899	5,277
Total operating expenses	107,866	108,535	105,025
Operating income	35,194	40,045	46,543
Other income (expense):			
Interest income	125	820	168
Interest expense	(2,595)	(862)	(1,209)
Reclassification of cumulative foreign currency translation adjustment into earnings	—	—	(2,569)
Other, net	(34)	(41)	(118)
Total other income (expense)	(2,504)	(83)	(3,728)
Income before income taxes	32,690	39,962	42,815
Provision for income taxes	7,907	8,991	11,015
Net income	$ 24,783	$ 30,971	$ 31,800
Earnings per share of common stock:			
Basic earnings per share	$ 1.05	$ 1.26	$ 1.28
Diluted earnings per share	$ 1.04	$ 1.25	$ 1.27
Weighted average shares and share equivalents outstanding			
Basic	23,703	24,540	24,922
Diluted	23,743	24,673	25,052

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	2024	2023	2022
Net income	$ 24,783	$ 30,971	$ 31,800
Other comprehensive income (loss):			
Cumulative foreign currency translation adjustment	$ —	$ —	$ (194)
Reclassification of cumulative foreign currency translation into earnings	—	—	2,569
Other comprehensive income (loss)	$ —	$ —	$ 2,375
Comprehensive income	$ 24,783	$ 30,971	$ 34,175

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands except share and per share amounts)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balances at December 31, 2021 ...	$ 31	$ 173,942	$ (36,112)	$ (2,375)	$ (50,149)	$ 85,337
Purchase of 756,817 shares treasury stock.............................	—	—	—	—	(28,118)	(28,118)
Issuance of 23,581 common shares for the exercise of stock options	—	311	—	—	—	311
Non-cash stock compensation expense	—	1,200	—	—	—	1,200
Dividends declared of $0.84 per common share............................	—	—	(20,872)	—	—	(20,872)
Other comprehensive income, foreign currency translation adjustment.................................	—	—	—	(194)	—	(194)
Reclassification of cumulative foreign currency translation adjustment into earnings	—	—	—	2,569	—	2,569
Net income	—	—	31,800	—	—	31,800
Balances at December 31, 2022 ...	$ 31	$ 175,453	$ (25,184)	$ —	$ (78,267)	$ 72,033
Purchase of 489,024 shares treasury stock.............................	—	—	—	—	(20,492)	(20,492)
Issuance of 87,378 common shares for the exercise of stock options	—	1,825	—	—	—	1,825
Non-cash stock compensation expense	—	935	—	—	—	935
Dividends declared of $1.48 per common share............................	—	—	(36,317)	—	—	(36,317)
Net income	—	—	30,971	—	—	30,971
Balances at December 31, 2023 ...	$ 31	$ 178,213	$ (30,530)	$ —	$ (98,759)	$ 48,955
Purchase of 1,205,996 shares treasury stock.............................	—	—	—	—	(33,173)	(33,173)
Issuance of 75,283 common shares for the exercise of stock options	—	1,752	—	—	—	1,752
Non-cash stock compensation expense	—	284	—	—	—	284
Dividends declared of $0.48 per common share............................	—	—	(11,317)	—	—	(11,317)
Net income	—	—	24,783	—	—	24,783
Balances at December 31, 2024 ...	$ 31	$ 180,249	$ (17,064)	$ —	$ (131,932)	$ 31,284

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	2024	2023	2022
Cash flows from operating activities:			
Net income	$ 24,783	$ 30,971	$ 31,800
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization and impairment	6,022	5,899	5,277
Reclassification of cumulative translation adjustment into earnings	—	—	2,569
Deferred income taxes	(664)	(1,121)	(1,729)
Reserve for uncertain tax positions	258	404	488
Loss on disposal of property and equipment	17	—	11
Non-cash share-based compensation expense	284	935	1,200
Change in fair value of contingent consideration	83	—	—
Change in assets and liabilities:			
Trade accounts receivable	1,757	2,084	(733)
Prepaid expenses and other current and long-term assets	1,749	(1,767)	1,634
Operating lease assets and liability, net	(23)	(127)	(39)
Deferred contract costs, net	(109)	988	1,331
Accounts payable	(108)	184	(589)
Accrued expenses, wages and bonuses	202	(768)	(2,947)
Income taxes receivable and payable	155	795	6
Deferred revenue	219	(364)	(2,014)
Net cash provided by operating activities	34,625	38,113	36,265
Cash flows from investing activities:			
Purchases of property and equipment	(15,448)	(15,779)	(9,835)
Acquisition consideration, net of cash acquired	(4,833)	—	—
Proceeds from the sale of property and equipment	—	1	—
Net cash used in investing activities	(20,281)	(15,778)	(9,835)
Cash flows from financing activities:			
Payments on notes payable	(5,986)	(4,528)	(4,305)
Payment of debt issuance costs	(42)	(8)	(92)
Borrowings on notes payable	32,000	19,000	—
Borrowings on line of credit	49,500	15,000	—
Payments on line of credit	(49,500)	(15,000)	—
Payments on finance lease obligations	(21)	(290)	(469)
Proceeds from the exercise of stock options	—	584	—
Payment of payroll tax withholdings on share-based awards exercised	(317)	—	(190)
Payment of deferred acquisition consideration	—	—	(1,950)
Repurchase of shares for treasury	(30,945)	(19,099)	(27,616)
Payment of dividends on common stock	(11,453)	(36,366)	(20,961)
Net cash used in financing activities	(16,764)	(40,707)	(55,583)
Effect of exchange rate changes on cash	—	(1)	(182)
Net increase (decrease) in cash and cash equivalents	(2,420)	(18,373)	(29,335)
Cash and cash equivalents at beginning of period	6,653	25,026	54,361
Cash and cash equivalents at end of period	$ 4,233	$ 6,653	$ 25,026

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
(In thousands)

	2024	2023	2022
Supplemental disclosure of cash paid for:			
Interest expense, net of capitalized amounts	$ 2,440	$ 803	$ 1,227
Income taxes	$ 8,225	$ 8,932	$ 12,233
Supplemental disclosure of non-cash investing and financing activities:			
Purchase of property and equipment in accounts payable and accrued expenses	$ 1,552	$ 2,066	$ 1,109
Stock tendered to the Company for cashless exercise of stock options in connection with equity incentive plans	$ 1,752	$ 1,241	$ 311
Repurchase of shares for treasury in accounts payable and accrued expenses	$ 311	$ 152	$ —
Contingent consideration recorded in connection with acquisition	$ 776	$ —	$ —

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation, doing business as NRC Health ("NRC Health," the "Company," "we," "our," "us" or similar terms), is a leading provider of analytics and insights that facilitate measurement and improvement of the patient and employee experience while also increasing patient engagement and customer loyalty for healthcare organizations in the United States. Our purpose is to humanize healthcare and support organizations in their understanding of each person they serve not as point-in-time insights, but as an ongoing relationship. We believe that understanding the story is the key to unlocking the highest-quality and truly personalized care. Our end-to-end solutions enable health care organizations to understand what matters most to each person they serve – before, during, after, and outside of clinical encounters – to gain a longitudinal understanding of how life and health intersect, with the goal of developing lasting, trusting relationships. Our portfolio of solutions represents a unique set of capabilities that individually and collectively provide value to our clients.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and our wholly-owned subsidiary, National Research Corporation Canada, until it was dissolved in August 2024. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

Gains and losses related to transactions denominated in a currency other than the functional currency of the country in which we operate and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income. Our Canadian subsidiary used Canadian dollars as its functional currency. We translated its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. We translated its revenue and expenses at the average exchange rate during the period. We included foreign currency translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. During December 2022, we substantially liquidated our investment in Canada. As a result, we reclassified the cumulative foreign currency translation adjustment balance into earnings and recognized a net cumulative foreign currency translation loss of $2.6 million, which is included in Other income (expense), net in our Consolidated Statements of Income. We repatriated the remaining cash from Canada in 2024.

Revenue Recognition

We derive a majority of our revenues from our annually renewable subscription-based service agreements with our customers, which include performance measurement and improvement services, healthcare analytics and governance education services. Such agreements are generally cancelable on short or no notice without penalty. See Note 3 for further information about our contracts with customers. We account for revenue using the following steps:

- Identify the contract, or contracts, with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the identified performance obligations; and
- Recognize revenue when, or as, we satisfy the performance obligations.

Our revenue arrangements with a client may include combinations of more than one service offering which may be executed at the same time, or within close proximity of one another. We combine contracts with the same customer into a single contract for accounting purposes when the contract is entered into at or near the same time and the contracts are negotiated together. For contracts that contain more than one separately identifiable performance obligation, the total transaction price is allocated to the identified performance obligations based upon the relative stand-alone selling prices of the performance obligations. The stand-alone selling prices are based on an observable price for services sold to other comparable customers, when available, or an estimated selling price using a cost-plus margin or residual approach. We estimate the amount of total contract consideration we expect to receive for variable arrangements based on the most likely amount we expect to earn from the arrangement based on the expected quantities of services we expect to provide and the contractual pricing based on those quantities. We only include some or a portion of variable consideration in the transaction price when it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. We consider the sensitivity of the estimate, our relationship and experience with the client and variable services being performed, the range of possible revenue amounts and the magnitude of the variable consideration to the overall arrangement. Our revenue arrangements do not contain any significant financing element due to the contract terms and the timing between when consideration is received and when the service is provided.

Our arrangements with customers consist principally of four different types of arrangements: 1) subscription-based service agreements; 2) one-time specified services performed at a single point in time; 3) fixed, non-subscription service agreements; and 4) unit-priced service agreements.

Subscription-based services – Services that are provided under subscription-based service agreements are usually for a twelve- month period and represent a single promise to stand ready to provide reporting, tools and services throughout the subscription period as requested by the customer. These agreements are renewable at the option of the customer at the completion of the initial contract term for an agreed upon price increase each year. These agreements represent a series of distinct monthly services that are substantially the same, with the same pattern of transfer to the customer as the customer receives and consumes the benefits throughout the contract period. Accordingly, subscription services are recognized ratably over the subscription period. Subscription services are typically billed either annually or quarterly in advance but may also be billed on a monthly basis.

One-time services – These agreements typically require us to perform a specific one-time service in a particular month. We are entitled to a fixed payment upon completion of the service. Under these arrangements, we recognize revenue at the point in time we complete the service and it is accepted by the customer.

Fixed, non-subscription services – These arrangements typically require us to perform an unspecified amount of services for a fixed price during a fixed period of time. Revenues are recognized over time based upon the costs incurred to date in relation to the total estimated contract costs. In determining cost estimates, management uses historical and forecasted cost information which is based on estimated volumes, external and internal costs and other factors necessary in estimating the total costs over the term of the contract. Changes in estimates are accounted for using a cumulative catch-up adjustment which could impact the amount and timing of revenue for any period.

Unit-price services – These arrangements typically require us to perform certain services on a periodic basis as requested by the customer for a per-unit amount which is typically billed in the month following the performance of the service. Revenue under these arrangements is recognized over the time the services are performed at the per-unit amount.

Revenue is presented net of any sales tax charged to our clients that we are required to remit to taxing authorities. We recognize contract assets or unbilled receivables related to revenue recognized for services completed but not invoiced to the clients. Unbilled receivables are classified as receivables when we have an unconditional right to contract consideration. A contract liability is recognized as deferred revenue when we invoice clients in advance of performing the related services under the terms of a contract. Deferred revenue is recognized as revenue when we have satisfied the related performance obligation.

Deferred Contract Costs

Deferred contract costs, net is stated at gross deferred costs less accumulated amortization. We defer commissions and incentives, including payroll taxes, if they are incremental and recoverable costs of obtaining a renewable customer contract. Deferred contract costs are amortized over the estimated term of the contract, including renewals, which generally ranges from three to five years. The contract term was estimated by considering factors such as historical customer attrition rates and product life. The amortization period is adjusted for significant changes in the estimated remaining term of a contract. An impairment of deferred contract costs is recognized when the unamortized balance of deferred contract costs exceeds the remaining amount of consideration we expect to receive net of the expected future costs directly related to providing those services. We have elected the practical expedient to expense contract costs when incurred for any nonrenewable contracts with a term of one year or less. We deferred incremental costs of obtaining a contract of $1.2 million, $395,000 and $454,000 in the years ended December 31, 2024, 2023 and 2022, respectively. Deferred contract costs, net of accumulated amortization was $1.6 million and $1.5 million at December 31, 2024 and 2023, respectively. Total amortization by expense classification for the years ended December 31, 2024, 2023 and 2022 was as follows:

	2024	2023	2022
	(In thousands)		
Direct expenses	$ 187	$ 181	$ 146
Selling, general and administrative expenses	$ 864	$ 1,161	$ 1,625
Total amortization	$ 1,051	$ 1,342	$ 1,771

Impairment of deferred contract costs due to lost clients for the years December 31, 2024, 2023 and 2022 were $57,000, $41,000 and $14,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

Trade Accounts Receivable

The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable, determined based on our historical write-off experience, current economic conditions and reasonable and supportable forecasts about the future. We review the allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

The following table provides the activity in the allowance for doubtful accounts for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Balance at Beginning of Period	Bad Debt Expense (Benefit)	Write-offs	Recoveries	Balance at End of Period
Year Ended December 31, 2022	$ 94	$ 19	$ 50	$ 2	$ 65
Year Ended December 31, 2023	$ 65	$ 99	$ 99	$ 10	$ 75
Year Ended December 31, 2024	$ 75	$ (76)	$ 10	$ 51	$ 40

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

We capitalize certain costs incurred in connection with obtaining or developing internal-use software, including payroll and payroll-related costs for employees who are directly associated with the internal-use software projects and external direct costs of materials and services. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Costs incurred during the preliminary project and post-implementation stages, as well as software maintenance and training costs are expensed as incurred. We capitalized approximately $3.7 million, $4.3 million and $3.6 million of costs incurred for the development of internal-use software for the years ended December 31, 2024, 2023 and 2022, respectively.

When a software license is included in a cloud computing arrangement and we have the legal right, ability and feasibility to download the software, it is accounted for as software, included in property and equipment, and amortized. If a software license is not included or we do not have the ability or feasibility to download software included in a cloud computing arrangement, it is accounted for as a service contract, which is expensed to direct expenses or selling, general and administrative expenses during the service period.

We provide for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. We use the straight-line method of depreciation and amortization over estimated useful lives of two to ten years for furniture and equipment, three to five years for computer equipment, one to five years for capitalized software, and seven to forty years for our office building and related improvements. Software licenses are amortized over the term of the license.

Impairment of Long-Lived Assets and Amortizing Intangible Assets

Long-lived assets, including property and equipment and purchased intangible assets subject to depreciation or amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No significant impairments were recorded during the years ended December 31, 2024, 2023, or 2022.

Among others, management believes the following circumstances are important indicators of potential impairment of such assets and as a result may trigger an impairment review:

● Significant underperformance in comparison to historical or projected operating results;
● Significant changes in the manner or use of acquired assets or our overall strategy;
● Significant negative trends in our industry or the overall economy;
● A significant decline in the market price for our common stock for a sustained period; and
● Our market capitalization falling below the book value of our net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, trade names, technology, and goodwill. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review intangible assets with indefinite lives for impairment annually as of October 1 and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

When performing the impairment assessment, we will first assess qualitative factors to determine whether it is necessary to determine the fair value of the intangible assets with indefinite lives. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of an indefinite-lived intangible is less than its carrying amount, we calculate the fair value using a market or income approach. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, then the intangible asset is written-down to its fair value. We did not recognize any impairments related to indefinite-lived intangibles during 2024, 2023 or 2022.

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. All of our goodwill is allocated to our reporting unit, which is the same as our operating segment. Goodwill is reviewed for impairment at least annually, as of October 1, and whenever events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable.

We review goodwill for impairment by first assessing qualitative factors to determine whether any impairment may exist. If we believe, as a result of the qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative analysis will be performed, and the fair value of the reporting unit is compared with its carrying value (including goodwill). If the carrying value of the reporting unit exceeds the fair value, then goodwill is written down by this difference. We performed a qualitative analysis as of October 1, 2024 and determined the fair value of our reporting unit likely exceeded the carrying value. At December 31, 2024, we assessed our current market capitalization compared to book value, forecasts and margins in our last quantitative impairment testing. We concluded that it is not more likely than not that an impairment loss had been incurred at December 31, 2024. No impairments were recorded during the years ended December 31, 2024, 2023, or 2022.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized. We use the deferral method of accounting for our investment tax credits related to state tax incentives. During the years ended December 31, 2024, 2023, and 2022, we recorded income tax benefits relating to these tax credits of $10,000, $2,000, and $36,000, respectively. Interest and penalties related to income taxes are included in income taxes in the Consolidated Statements of Income.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Share-Based Compensation

All of our existing stock option awards and non-vested stock awards have been determined to be equity-classified awards. The compensation expense on share-based payments is recognized based on the grant-date fair value of those awards. We recognize the excess tax benefits and tax deficiencies in the income statement when options are exercised. Amounts recognized in the financial statements with respect to these plans are as follows:

	2024	2023	2022
		(In thousands)	
Amounts charged against income, before income tax benefit	$ 284	$ 935	$ 1,200
Amount of related income tax benefit	(268)	(617)	(436)
Net (benefit) expense to net income	$ 16	$ 318	$ 764

We refer to our restricted stock awards as "non-vested" stock in these consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents were $4.2 million and $6.5 million as of December 31, 2024, and 2023, respectively, consisting primarily of money market accounts. At certain times, cash equivalent balances may exceed federally insured limits.

Leases

We determine whether a lease is included in an agreement at inception. We recognize a lease liability and a right-of-use ("ROU") asset on the balance sheet for our operating leases under which we are lessee. Operating lease ROU assets are included in operating lease right-of-use assets in our consolidated balance sheet. Finance lease assets are included in property and equipment. Operating and finance lease liabilities are included in other current liabilities and other long-term liabilities. Certain lease arrangements may include options to extend or terminate the lease. We include these provisions in the ROU asset and lease liabilities only when it is reasonably certain that we will exercise that option. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term and is included in direct expenses and selling, general and administrative expenses. Our lease agreements do not contain any residual value guarantees.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments during the lease term. ROU assets and lease liabilities are recorded at lease commencement based on the estimated present value of lease payments. Because the rate of interest implicit in each lease is not readily determinable, we use our estimated incremental collateralized borrowing rate at lease commencement, to calculate the present value of lease payments. When determining the appropriate incremental borrowing rate, we consider our available credit facilities, recently issued debt and public interest rate information.

Due to remote working arrangements, we reassessed our office needs and subleased our Seattle location under an agreement considered to be an operating lease beginning in May 2021. We have not been legally released from our primary obligations under the original lease and therefore we continue to account for the original lease separately. Rent income from the sublessee are included in the statement of operations on a straight-line basis as an offset to rent expense associated with the original operating lease included in other expenses. There were no ROU asset impairment charges in 2024, 2023 or 2022.

Fair Value Measurements

Our valuation techniques are based on maximizing observable inputs and minimizing the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect our market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs.

The following details our financial assets and liabilities measured at fair value on a recurring basis within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
As of December 31, 2024				
Financial Assets:				
Money Market Funds	$ 4,199	$ -	$ -	$ 4,199
Total Cash Equivalents	$ 4,199	$ -	$ -	$ 4,199
Financial Liabilities:				
Contingent Consideration Liability	$ -	$ -	$ 859	$ 859
As of December 31, 2023				
Financial Assets:				
Money Market Funds	$ 6,471	$ -	$ -	$ 6,471
Total Cash Equivalents	$ 6,471	$ -	$ -	$ 6,471

There were no transfers between levels during the years ended December 31, 2024 and 2023.

Our contingent consideration liability relates to potential future payments to the former owners of Nobl Health ("Nobl"), which was acquired in the third quarter of 2024 (See Note 2). The potential future payments are contingent upon the achievement of certain customer contract metrics. Contingent consideration was recognized at the date of acquisition and is remeasured at each reporting date at its estimated fair value. The remeasured fair value could differ materially from the initial estimates and uses significant unobservable inputs classified as Level 3 inputs. We measured fair value using a discounted cash flow model based on the present value of expected future payments, which considers the likelihood of meeting contract thresholds at future payment dates. Significant increases or decreases to any of the inputs in isolation could result in a significantly higher or lower liability. The change to the contingent consideration liability from the acquisition date, at each reporting date and the final amount paid, which is capped at $1.0 million, will be recognized in earnings. We recorded an increase of $83,000 to the fair value of contingent consideration, from $776,000 at the acquisition date to $859,000 at December 31, 2024, which is included in selling, general and administrative expenses.

Our long-term debt described in Note 8 is recorded at historical cost. The fair value of our variable rate long-term debt is believed to approximate the carrying value because we believe the current rate reasonably estimates the current market rate for our debt. The fair value of fixed rate long-term debt in 2023 was classified in Level 2 of the fair value hierarchy and was estimated based primarily on estimated current rates available for debt of the same remaining duration and adjusted for nonperformance and credit.

The following are the carrying amount and estimated fair values of long-term debt (in thousands):

	Level 1	Level 2	Total Fair Value	Carrying Amount
As of December 31, 2024				
Variable rate long-term debt	$ 62,801	$ -	$ 62,801	$ 62,801
As of December 31, 2023				
Fixed rate long-term debt	$ -	$ 17,403	$ 17,403	$ 17,787
Variable rate long-term debt	19,000	-	19,000	19,000
Total long-term debt	$ 19,000	$ 17,403	$ 36,403	$ 36,787

The carrying amounts of accounts receivable, accounts payable, and accrued expenses approximate their fair value. All non-financial assets that are not recognized or disclosed at fair value in the financial statements on a recurring basis, which includes ROU assets, property and equipment, goodwill, intangibles and cost method investments, are measured at fair value in certain circumstances (for example, when there is evidence of impairment). As of December 31, 2024 and 2023, there was no indication of impairment related to these assets.

Commitments and Contingencies

From time to time, we are involved in certain claims and litigation arising in the normal course of business. Management assesses the probability of loss for such contingencies and recognizes a liability when a loss is probable and estimable. Legal fees, net of estimated insurance recoveries, are expensed as incurred. We do not believe the final disposition of claims at December 31, 2024 will have a material adverse effect on our consolidated financial position, results of operations or liquidity.

We are self-insured for group medical and dental insurance. We carry excess loss coverage in the amount of $150,000 per covered person per year for group medical insurance. We do not self-insure for any other types of losses, and therefore do not carry any additional excess loss insurance. In addition, we had aggregate claims loss coverage with a minimum aggregate deductible of $5.5 million, $5.4 million and $4.7 million, in 2024, 2023 and 2022, respectively. We record a reserve for our group medical and dental insurance for all unresolved claims and for an estimate of incurred but not reported ("IBNR") claims. On a quarterly basis, we adjust our accrual based on a review of our claims experience and a third-party actuarial IBNR analysis. As of December 31, 2024 and 2023, our accrual related to self-insurance was $364,000 and $449,000, respectively.

Earnings Per Share

Basic net income per share was computed using the weighted-average number of common shares outstanding during the period.

Diluted net income per share was computed using the weighted-average number of common shares and, if dilutive, the potential common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and vesting of restricted stock. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.

We had 401,489, 263,909 and 315,764 options of common stock for the years ended December 31, 2024, 2023 and 2022, respectively, which have been excluded from the diluted net income per share computation because their inclusion would be anti-dilutive. Performance-based stock option awards have not been included in the computation since the conditions have not been met.

The following table reconciles income and shares used to compute basic and diluted earnings per share:

	2024	2023	2022
	(In thousands, except per share data)		
Numerator for net income per share – basic:			
Net income	$ 24,783	$ 30,971	$ 31,800
Allocation of distributed and undistributed income to unvested restricted stock shareholders	(2)	(8)	(16)
Net income attributable to common shareholders	$ 24,781	$ 30,963	$ 31,784
Denominator for net income per share – basic:			
Weighted average common shares outstanding – basic	23,703	24,540	24,922
Net income per share – basic	$ 1.05	$ 1.26	$ 1.28
Numerator for net income per share – diluted:			
Net income attributable to common shareholders for basic computation	$ 24,781	$ 30,963	$ 31,784
Denominator for net income per share – diluted:			
Weighted average common shares outstanding – basic	23,703	24,540	24,922
Weighted average effect of dilutive securities – stock options	40	133	130
Denominator for diluted earnings per share – adjusted weighted average shares	23,743	24,673	25,052
Net income per share – diluted	$ 1.04	$ 1.25	$ 1.27

(2) Acquisitions

On July 15, 2024, we entered a Stock Purchase Agreement to acquire all outstanding equity interests of Nobl, a provider of innovative rounding solutions for healthcare organizations, for cash delivered at closing of $6.0 million, subject to certain adjustments. We acquired Nobl to expand our portfolio of solutions and further support our experience partners in gathering real time employee and patient feedback. The Stock Purchase Agreement included a contingent consideration arrangement which requires payment of up to $1.0 million undiscounted to former owners of Nobl if recurring contract value exceeds $2.0 million. The amount is measured in December and June through June 2026 and paid in the following month. The potential undiscounted amount of all future contingent consideration payments that we may be required to pay ranges from $0 to $1.0 million. The fair value of the contingent consideration arrangement at acquisition of $776,000 was estimated by using a discounted cash flow model. Contingent consideration is remeasured at each reporting period through settlement with the change recognized in selling, general and administrative expenses (See Note 1).

Total consideration paid for Nobl is as follows (in thousands):

Cash paid	$	5,513
Estimated fair value of Contingent Consideration		776
Fair value of total consideration transferred	$	6,289

The acquisition was accounted for as a business combination, using the acquisition method of accounting, which requires the allocation of the purchase price to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair values assigned to the intangible assets acquired were determined based on management's estimates and assumptions, as well as other information compiled by management, including third-party valuations that utilize customary valuation procedures and techniques. The following table summarizes the final amounts of fair value of assets acquired and liabilities assumed at the acquisition date.

Recognized Amounts of Assets Acquired and Liabilities Assumed (In thousands)

Cash	$	680
Other current assets		481
Property and equipment		15
Customer related intangible		580
Technology		830
In process research & development		890
Goodwill		4,538
Other long-term assets		72
Total assets acquired	$	8,086
Current liabilities		1,645
Other long-term liabilities		152
Total liabilities assumed		1,797
Net assets acquired	$	6,289

Customer related and developed technology intangible assets are being amortized over their estimated useful lives of 7 and 5 years, respectively and a total weighted average of 5.8 years. The goodwill and identifiable intangible assets are not deductible for tax purposes. Goodwill related to the acquisition was primarily attributable to anticipated synergies and economies of scale expected from combining Nobl's operations with ours, and other intangibles that do not qualify for separate recognition.

In process research and development ("IPR&D") consists of Nobl's development activities related to a significant upgrade to Nobl's proprietary platform. Once the project is completed, the carrying value of the IPR&D will be reclassified to software and amortized over the estimated useful life of the asset.

The financial results associated with the Nobl assets we acquired and liabilities we assumed are included in our consolidated financial statements from the date of acquisition, although the amounts are insignificant for 2024. Pro-forma information has not been presented because the amounts for 2024 are insignificant. Acquisition-related costs of $119,000 are included in selling, general and administrative expenses for the year ended December 31, 2024.

(3) Contracts with Customers

The following table disaggregates revenue for the years ended December 31, 2024, 2023 and 2022 based on timing of revenue recognition (in thousands):

	2024	2023	2022
Subscription services recognized ratably over time	$ 134,208	$ 140,172	$ 141,981
Fixed, non-subscription recognized over time	3,447	3,503	3,134
Services recognized at a point in time	4,805	4,071	4,231
Unit price services recognized over time	600	834	2,222
Total revenue	$ 143,060	$ 148,580	$ 151,568

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers (in thousands):

	December 31, 2024	December 31, 2023
Accounts receivables	$ 11,054	$ 12,378
Contract assets included in other current assets	$ 186	$ 84
Deferred revenue, current portion	$ 15,786	$ 14,834
Noncurrent Deferred Revenue included in other long-term liabilities	$ 216	$ -

Significant changes in contract assets and contract liabilities during the years ended December 31, 2024 and 2023 are as follows (in thousands):

	2024		2023	
	Contract Asset	Deferred Revenue	Contract Asset	Deferred Revenue
	Increase (Decrease)			
Revenue recognized that was included in deferred revenue at beginning of year due to completion of services	$ -	$ (15,341)	$ -	$ (15,100)
Increases due to invoicing of client, net of amounts recognized as revenue	-	15,608	-	14,837
Increases due to acquisition	-	948	-	-
Decreases due to completion of services (or portion of services) and transferred to accounts receivable	(84)	-	(102)	-
Change due to cumulative catch-up adjustments arising from changes in expected contract consideration	-	(47)	-	(101)
Increases due to revenue recognized in the period with additional performance obligations before invoicing	186	-	84	-

We have elected to apply the practical expedient to not disclose the value of unsatisfied performance obligations for contracts with an original expected length of one year or less. Total remaining contract revenue for contracts with original duration of greater than one year expected to be recognized in the future related to performance obligations that are unsatisfied at December 31, 2024 approximated $109.5 million of which $41.6 million, $38.3 million, $25.1 million, $2.9 million and $1.6 million is expected to be recognized during 2025, 2026, 2027, 2028 and 2029, respectively.

(4) Equity Investments

We make equity investments to promote business and strategic objectives. For investments that do not have a readily determinable fair value, we apply either cost or equity method of accounting depending on the nature of our investment and our ability to exercise significant influence. Investments are periodically analyzed to determine whether or not there are any indicators of impairment and written down to fair value if the investment has incurred an other than temporary impairment. Our investment of $1.3 million in convertible preferred stock of PracticingExcellence.com, Inc., a privately-held Delaware corporation ("PX") is included in non-current assets. It is not practicable for us to estimate fair value at each reporting date due to the cost and complexity of the calculations for this non-public entity. Therefore, it is carried at cost less impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, if any. We have a seat on PX's board of directors and our investment, which is not considered to be in-substance common stock, represents approximately 16% of the issued and outstanding equity interests in PX.

(5) Property and Equipment

At December 31, 2024, and 2023, property and equipment consisted of the following:

	2024	2023
	(In thousands)	
Furniture and equipment	$ 3,425	$ 3,886
Computer equipment	1,639	2,498
Computer software	34,288	34,143
Building	33,388	22,434
Leaseholds	488	488
Land	425	425
Property and equipment at cost	73,653	63,874
Less accumulated depreciation and amortization	35,384	35,669
Net property and equipment	$ 38,269	$ 28,205

Work in progress included in computer equipment, computer software and building at December 31, 2024 was $191,000, $759,000 and $25.6 million, respectively. Work in progress included in computer equipment, computer software and building at December 31, 2023 was $322,000, $129,000 and $14.6 million, respectively. Depreciation and amortization expense related to property and equipment, including assets under capital lease, for the years ended December 31, 2024, 2023, and 2022 was $5.8 million, $5.8 million and $5.1 million, respectively. We capitalize interest expense on major construction and development projects while in progress. Interest capitalized for 2024, 2023 and 2022 was $1.0 million, $566,000 and $216,000, respectively. There were no significant impairments in property and equipment during 2024, 2023, and 2022. However, we did shorten the useful lives of certain assets to reflect our best estimate of when assets are expected to be disposed of or replaced.

(6) Goodwill and Intangible Assets

The following are the changes to the carrying amount of goodwill during the year ending December 31, 2024:

	Gross	Accumulated Impairment	Net
		(In thousands)	
Balance at December 31, 2023	$ 62,328	$ (714)	$ 61,614
Goodwill acquired	4,538	-	4,538
Balance at December 31, 2024	$ 66,866	$ (714)	$ 66,152

Intangible assets consisted of the following at December 31, 2024:

	Useful Life	Gross	Accumulated Amortization	Net
	(In years)		(In thousands)	
Non-amortizing intangible assets:				
Indefinite trade name		1,191		1,191
Amortizing intangible assets:				
Customer related	5 - 15	9,772	9,214	558
Technology	3 - 7	2,790	1,923	867
Trade names	10	1,572	1,572	—
Total amortizing intangible assets		14,134	12,709	1,425
Total intangible assets other than goodwill		$ 15,325	$ 12,709	$ 2,616

Goodwill and intangible assets consisted of the following at December 31, 2023:

	Gross	Accumulated Impairment	Net
		(In thousands)	
Goodwill	$ 62,328	$ (714)	$ 61,614

	Useful Life	Gross	Accumulated Amortization	Net
	(In years)		(In thousands)	
Non-amortizing intangible assets:				
Indefinite trade name		1,191		1,191
Amortizing intangible assets:				
Customer related	5 - 15	9,192	9,152	40
Technology	3 - 7	1,959	1,719	240
Trade names	10	1,572	1,572	—
Total amortizing intangible assets		12,723	12,443	280
Total intangible assets other than goodwill		$ 13,914	$ 12,443	$ 1,471

There were no changes in goodwill during the year ending December 2023.

Aggregate amortization expense for customer related intangibles, trade names, and technology for the years ended December 31, 2024, 2023 and 2022 was $264,000, $140,000, and $180,000, respectively. Estimated future amortization expense is $389,000, $249,000, $249,000, $249,000 and $166,000 for 2025, 2026, 2027, 2028 and 2029, respectively.

(7) **Income Taxes**

For the years ended December 31, 2024, 2023, and 2022, income before income taxes consists of the following:

	2024	2023	2022
	(In thousands)		
U.S. Operations	$ 32,690	$ 40,031	$ 43,156
Foreign Operations	—	(69)	(341)
Income before income taxes	$ 32,690	$ 39,962	$ 42,815

Income tax expense consisted of the following components:

	2024	2023	2022
	(In thousands)		
Federal:			
Current	$ 6,817	$ 8,220	$ 9,988
Deferred	(717)	(891)	(1,427)
Total	$ 6,100	$ 7,329	$ 8,561
Foreign:			
Current	$ 12	$ (32)	$ (90)
Deferred	-	14	—
Total	$ 12	$ (18)	$ (90)
State:			
Current	$ 1,742	$ 1,924	$ 2,846
Deferred	53	(244)	(302)
Total	$ 1,795	$ 1,680	$ 2,544
Total	$ 7,907	$ 8,991	$ 11,015

As a result of the Tax Cuts and Jobs Act (the "Tax Act"), we determined that we would no longer indefinitely reinvest the earnings of our Canadian subsidiary. Our Canadian subsidiary declared a deemed dividend to the Company of $1.4 million in 2022. Additionally, a withholding tax of 5% was paid for the dividend distribution. Due to the closure of the Canadian office, we also processed a return of capital from the Canadian subsidiary to the Company of $1.2 million in 2022.

We qualify for tax incentives through the Nebraska Advantage LB312 Act ("NAA"). The NAA provides direct refunds of sales tax on qualified property, as well as investment credits and employment credits that can be claimed through credits of Nebraska income tax, employment tax, and sales tax on non-qualified property. For the year ended December 31, 2024, 2023 and 2022, the amortization of credits reduced operating expenses by approximately $265,000, $200,000 and $510,000, respectively. In addition, income tax credits of $10,000, $2,000 and $36,000 were recorded as a reduction to income tax expense for the years ended December 31, 2024, 2023 and 2022, respectively. Credits were lower in the 2023 year due to not meeting certain full time equivalent thresholds in Nebraska, causing certain credits to be recaptured and no additional credits to be earned. The NAA credit earning years are now complete. We have applied for the ImagiNE Act, the new economic development incentive program that replaces the NAA. When we meet certain investment criteria we will have the ability to earn similar credits as with the NAA.

We do not expect that Canada's enactment of Pillar Two will have a material impact to our income tax expense since all Canadian operations have ceased in 2022 and the company legally dissolved in August 2024. Pillar Two legislation has not been enacted in the other jurisdictions in which we operate, such as the United States, and we will continue to monitor our potential exposure as more jurisdictions adopt these provisions.

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21 percent and the reported income tax (benefit) expense are summarized as follows:

	2024	2023	2022
	(In thousands)		
Expected federal income taxes	$ 6,865	$ 8,392	$ 8,991
Foreign tax rate differential	(2)	(4)	(24)
State income taxes, net of federal benefit and state tax credits	1,324	1,323	2,100
Share-based compensation	(167)	(334)	(120)
Federal tax credits	(401)	(569)	(408)
Uncertain tax positions	171	73	22
Reclassification of cumulative translation adjustment into earnings	—	—	539
Withholding tax on repatriation of foreign earnings	—	—	(100)
Non-deductible expenses	113	92	30
Other	4	18	(15)
	$ 7,907	$ 8,991	$ 11,015

Deferred tax assets and liabilities at December 31, 2024 and 2023, were comprised of the following:

	2024	2023
	(In thousands)	
Deferred tax assets:		
Allowance for doubtful accounts	$ 10	$ 18
Accrued expenses	526	581
Share-based compensation	1,148	1,177
Accrued bonuses	243	12
Uncertain tax positions	348	326
Research & experimental expenditures	3,925	2,903
Lease liabilities	422	543
Gross deferred tax assets	6,622	5,560
Less valuation allowance	—	—
Deferred tax assets	6,622	5,560
Deferred tax liabilities:		
Prepaid expenses	29	145
Deferred contract costs	387	354
Property and equipment	1,846	1,966
Intangible assets	7,245	6,636
Right of Use Asset	403	502
Other	243	96
Deferred tax liabilities	10,153	9,699
Net deferred tax liabilities	$ (3,531)	$ (4,139)

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was signed into U.S. law. The IRA includes implementation of a new alternative minimum tax, an excise tax on stock buybacks, and significant tax incentives for energy and climate initiatives, among other provisions. As a result of the IRA, we accrued excise taxes that increased the cost of treasury stock we acquired by $311,000 and $152,000 in 2024 and 2023, respectively. We have no other financial impacts from the IRA.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider projected future taxable income, carry-back opportunities, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences.

The Tax Act amended Section 174 rules for the federal tax treatment of research or experimental ("R&E") expenditures paid or incurred during the taxable year. The revised Section 174 rules require taxpayers to capitalize and amortize specified R&E expenditures over a period of five years (attributable to domestic research) or 15 years (attributable to foreign research), beginning with the midpoint of the taxable year in which the expenses are paid or incurred. Software development costs are expressly included in the definition of specified R&E expenditures after 2021. Due to this change in legislation we capitalized costs of $5.5 million, $7.8 million and $7.1 million for tax purposes in 2024, 2023 and 2022, respectively, resulting in deferred tax assets of $3.9 million, and $2.9 million at December 31, 2024 and 2023, respectively.

We had an unrecognized tax benefit at December 31, 2024 and 2023, of $2.2 million and $1.9 million, respectively, excluding interest of $68,000 and $43,000 at December 31, 2024 and 2023, respectively. Of these amounts, $1.9 million and $1.6 million at December 31, 2024 and 2023, respectively, represents the net unrecognized tax benefits that, if recognized, would favorably impact the effective income tax rate. The change in the unrecognized tax benefits for 2024 and 2023 was as follows:

	(In thousands)
Balance of unrecognized tax benefits at December 31, 2022	$ 1,557
Reductions due to lapse of applicable statute of limitations	(92)
Reductions due to tax positions of prior years	—
Reductions due to settlement with taxing authorities	—
Additions based on tax positions related to the current year	478
Balance of unrecognized tax benefits at December 31, 2023	$ 1,943
Reductions due to lapse of applicable statute of limitations	(72)
Additions due to tax positions of prior years	—
Reductions due to settlement with taxing authorities	—
Additions based on tax positions related to the current year	305
Balance of unrecognized tax benefits at December 31, 2024	$ 2,176

We file income tax returns in the U.S. federal jurisdiction, various state jurisdictions, and until our Canadian subsidiary was dissolved in Canada federal and provincial jurisdictions. Tax years 2021 and forward remain subject to U.S. federal examination. Tax years 2018 and forward remain subject to state examination. Tax years 2020 and forward remain subject to Canadian federal and provincial examination.

(8) Credit Agreement

Our long-term debt consists of the following:

	2024	2023
	(In thousands)	
Term Loan	$ 14,268	$ 17,787
Delayed Draw Term Loan	48,533	19,000
Less: current portion	(4,789)	(7,214)
Less: unamortized debt issuance costs	(117)	(103)
Notes payable, net of current portion	$ 57,895	$ 29,470

Our amended and restated credit agreement (the "Credit Agreement") with First National Bank of Omaha ("FNB") includes (i) a $30.0 million revolving credit facility (the "Line of Credit"), (ii) a $23.4 million term loan (the "Term Loan") and (iii) a $75.0 million delayed draw-down term facility (the "Delayed Draw Term Loan" and, together with the Line of Credit and the Term Loan, the "Credit Facilities"). We may use the Delayed Draw Term Loan through May 2026 to fund dividends, any permitted future business acquisitions, capital expenditures or repurchases of our common stock. The Line of Credit is available to fund ongoing working capital needs and for other general corporate purposes.

Our Credit Facilities were amended on August 5, 2024, which (i) extended the maturity of the Line of Credit, (ii) extended the commitment date until which FNB will make loans available under the Delayed Draw Term Loan, (iii) revised the payments on the current balances of the Term Loan and the Delayed Draw Term Loan and any future balances on the Delayed Draw Term Loan to monthly installments amortized over ten-year periods, (iv) revised the interest rate on the Term Loan from a fixed 5% rate to a floating rate based on the 30-day Secured Overnight Financing Rate ("SOFR"), (v) extended the use of the Delayed Draw Term Loan to include dividends, stock repurchases, acquisitions and capital expenditures and (vi) increased the allowable building renovations excluded from the fixed charge coverage ratio covenant.

Borrowings under the Term Loan, Delayed Draw Term Loan and Line of Credit, if any, accrue interest at a floating rate equal to the SOFR plus 235 basis points (6.9% at December 31, 2024), which is payable monthly.

Principal payments on our amended Term Loan are due in monthly installments of $92,800 through May 2027 and a balloon payment for the remaining balance of $11.6 million is due May 28, 2027.

Principal payments are due on the Delayed Draw Term Loan in monthly installments of $318,790 through May 2027 and a balloon payment for the remaining balance of $39.4 million is due in May 28, 2027. We had the availability to borrow an additional $24 million on the Delayed Draw Term Loan at December 31, 2024.

Principal amounts outstanding under the Line of Credit are due and payable in full at maturity, in May 2027. As of December 31, 2024, we had the availability to borrow $30.0 million on the Line of Credit. The Line of Credit did not have a balance at December 31, 2024 or 2023. The weighted average borrowings on the Line of Credit for the years ended December 31, 2024 and 2023 were $8.5 million and $1.7 million, respectively. There were no borrowings on the Line of Credit in the year ended December 31, 2022. The weighted average interest rate on borrowings on the Line of Credit during years ended December 31, 2024 and 2023 were 7.52% and 7.67%, respectively.

We are obligated to pay ongoing unused commitment fees quarterly in arrears pursuant to the Line of Credit and the Delayed Draw Term Loan facility at a rate of 0.20% per annum based on the actual daily unused portions of the Line of Credit and the Delayed Draw Term Loan facility.

The Credit Agreement is collateralized by substantially all of our assets, subject to permitted liens and other agreed exceptions, and contains customary representations, warranties, affirmative and negative covenants (including financial covenants) and events of default. The negative covenants include, among other things, restrictions regarding the incurrence of indebtedness and liens, repurchases of our common stock and acquisitions, subject in each case to certain exceptions. Pursuant to the Credit Agreement, we are required to maintain a minimum fixed charge coverage ratio of 1.10x for all testing periods throughout the term(s) of the Credit Facilities, which calculation excludes, unless our liquidity falls below a specified threshold, (i) any cash dividend in a fiscal quarter that, together with all other cash dividends paid or declared during such fiscal quarter, exceeds $5.5 million in total cash dividends paid or declared, (ii) the portion of the purchase price for any permitted share repurchase of our shares paid with cash on hand, (iii) the portion of any acquisition consideration for a permitted acquisition paid with cash on hand, and (iv) up to $27.5 million of costs associated with our building renovation from or after January 1, 2023. We are also required to maintain a cash flow leverage ratio of 3.00x or less for all testing periods throughout the term(s) of the Credit Facilities. All obligations under the Credit Facilities are to be guaranteed by each of our direct and indirect wholly owned domestic subsidiaries, if any, and, to the extent required by the Credit Agreement, direct and indirect wholly owned foreign subsidiaries. As of December 31, 2024, we were in compliance with our financial covenants.

The Credit Facilities are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our and our guarantors' present and future assets (including, without limitation, fee-owned real property, and limited, in the case of the equity interests of foreign subsidiaries, to 65% of the outstanding equity interests of such subsidiaries).

Scheduled maturities of notes payable at December 31, 2024 are as follows (in thousands):

2025	4,842
2026	4,940
2027	53,020

(9) Share-Based Compensation

We measure and recognize compensation expense for all share-based payments based on the grant-date fair value of those awards. All of our existing stock option awards and unvested stock awards have been determined to be equity-classified awards. We account for forfeitures as they occur.

Our 2004 Non-Employee Director Stock Plan, as amended (the "2004 Director Plan"), is a nonqualified plan that provides for the granting of options with respect to 3,000,000 shares of our common stock. The 2004 Director Plan provides for grants of nonqualified stock options to each of our directors who we do not employ. On the date of each annual meeting of shareholders, options to purchase shares of common stock equal to an aggregate grant date fair value of $100,000 are granted to each non-employee director that is elected or retained as a director at each such meeting. Stock options vest approximately one year following the date of grant and option terms are generally the earlier of ten years following the date of grant, or three years from the termination of the outside director's service. At December 31, 2024, there were 616,402 shares of common stock available for issuance pursuant to future grants under the 2004 Director Plan. We have accounted for grants of 2,383,598 shares of common stock under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

Our 2006 Equity Incentive Plan (the "2006 Equity Incentive Plan"), as amended, provides for the granting of stock options, stock appreciation rights, restricted stock, performance shares and other share-based awards and benefits up to an aggregate of 1,800,000 shares of common stock. Stock options granted may be either incentive stock options or nonqualified stock options. Vesting terms vary with each grant and option terms are generally five to ten years following the date of grant. At December 31, 2024, there were 378,118 shares of common stock available for issuance pursuant to future grants under the 2006 Equity Incentive Plan. We have accounted for grants of 1,421,882 shares of common stock and restricted stock under the 2006 Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

Performance-Based Stock Option Awards

We grant stock options to selected executives with vesting contingent upon meeting certain Company-wide performance goals. The performance goals for options issued in 2024 are based on reaching a total recurring contract value target, measured at the end of the performance period, December 31, 2026. Vesting is also dependent upon remaining in our employment through the performance period. The performance awards issued in 2024 have a six-year contractual term. We recognize compensation expense prospectively from the date it is deemed probable that the performance goal will be met through the end of the performance period. We did not recognize compensation expense related to performance-based awards in 2024 since achieving the performance goals was not deemed probable. We granted 404,833 performance-based stock option awards during the year ended December 31, 2024. No performance-based stock options were awarded in 2023 or 2022.

The fair value of performance-based stock options granted was estimated using a Black-Scholes valuation model with the following weighted average assumptions:

	2024
Expected dividend yield at date of grant	1.44%
Expected stock price volatility	33.83%
Risk-free interest rate	4.13%
Expected life of options (in years)	4.0

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of our stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years we estimate that options will be outstanding. We consider groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes performance-based stock option activity under the 2006 Equity Incentive Plan for the year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2023	—	$ —		
Granted	404,833	$ 39.54		
Exercised	—	$ —		
Forfeited	—	$ —		
Outstanding at December 31, 2024	404,833	$ 39.54	5.05	$ —
Exercisable at December 31, 2024	—	$ —	—	$ —

Service-Based Stock Option Awards

We also grant stock options to directors and selected executives with vesting based on specified service periods. Vesting terms vary with each grant and option awards are generally five to ten years following the date of grant. We recognize compensation expense on a straight-line basis over the service period specified in the award. We granted 54,530, 96,359 and 127,227 service-based stock option awards during the years ended December 31, 2024, 2023, and 2022, respectively.

The fair value of service-based stock options granted in 2024, 2023 and 2022 were estimated using a Black-Scholes valuation model with the following weighted average assumptions:

	2024	2023	2022
Expected dividend yield at date of grant	1.94%	2.13%	3.39%
Expected stock price volatility	33.75%	35.12%	35.52%
Risk-free interest rate	4.50%	3.61%	2.33%
Expected life of options (in years)	5.0	6.85	6.29

The risk-free interest rate assumptions were based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility was based on historical monthly price changes of our stock based on the expected life of the options at the date of grant. The expected life of options is the average number of years we estimate that options will be outstanding. We consider groups of associates that have similar historical exercise behavior separately for valuation purposes.

The following table summarizes service-based stock option activity under the 2006 Equity Incentive Plan and the 2004 Director Plan for the year ended December 31, 2024:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (In thousands)
Outstanding at December 31, 2023...................	569,168	$ 35.72		
Granted	54,530	$ 29.76		
Exercised..	75,283	$ 23.27		
Expired...	21,289	$ 50.32		
Forfeited...	56,805	$ 43.83		
Outstanding at December 31, 2024..................	470,321	$ 35.38	5.46	$ 146
Exercisable at December 31, 2024...................	322,711	$ 33.45	4.45	$ 146

The following table summarizes information related to stock options for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Weighted average grant date fair value of stock options granted....	$ 11.12	$ 13.29	$ 9.43
Intrinsic value of stock options exercised (in thousands)................	$ 1,275	$ 2,037	$ 648
Intrinsic value of stock options vested (in thousands).....................	$ 146	$ 3,894	$ 4,369

As of December 31, 2024, the total unrecognized compensation cost related to non-vested performance-based and service-based stock option awards was approximately $5.2 million which was expected to be recognized over a weighted average period of 2.0 years.

There was $584,000 in cash received from stock options exercised for the year ended December 31, 2023. No cash was received for stock options exercised for the years ended December 31, 2024 and 2022. We recognized $440,000, $997,000, and $1.1 million of non-cash compensation for the years ended December 31, 2024, 2023, and 2022, respectively, related to options, which is included in direct and selling, general and administrative expenses. The actual tax benefit realized for the tax deduction from stock options exercised was $316,000, $498,000, and $160,000 for the years ended December 31, 2024, 2023, and 2022, respectively.

Non-vested Stock Awards

No shares of non-vested common stock were granted during the years ended December 31, 2024, 2023 or 2022. 6,058 shares were forfeited during the year ended December 31, 2024. As of December 31, 2024, there were no non-vested shares of common stock outstanding and no related remaining unrecognized compensation cost to recognize. We recognized non-cash compensation expense (benefit) of ($156,000), ($62,000), and $109,000 for the years ended December 31, 2024, 2023, and 2022, respectively, related to this non-vested stock, which is included in direct and selling, general and administrative expenses. No restricted stock vested during the years end December 31, 2024, 2023 and 2022.

The following table summarizes information regarding non-vested stock granted to associates under the 2006 Equity Incentive Plans for the year ended December 31, 2024:

	Common Stock Outstanding	Common Stock Weighted Average Grant Date Fair Value Per Share
Outstanding at December 31, 2023	6,058	$ 42.92
Granted	—	$ —
Vested	—	$ —
Forfeited	6,058	$ 42.92
Outstanding at December 31, 2024	—	$ —

(10) Leases

We lease printing, computer, other equipment and office space in the United States. The leases remaining terms as of December 31, 2024 range from less than one year to 6.09 years.

Certain equipment and office lease agreements include provisions for periodic adjustments to rates and charges. The rates and charges are adjusted based on actual usage or actual costs for internet, common area maintenance, taxes or insurance, as determined by the lessor and are considered variable lease costs.

The components of lease expense for the years ended December 31, 2024, 2023 and 2022 included (in thousands):

	2024	2023	2022
Operating leases	$ 600	$ 503	$ 527
Finance leases:			
Asset amortization	25	310	462
Interest on lease liabilities	2	6	19
Variable lease cost	37	101	95
Short-term lease cost	8	25	87
Sublease income	(123)	(125)	(123)
Total net lease cost	$ 549	$ 820	$ 1,067

Supplemental balance sheet information related to leases (in thousands):

	December 31, 2024	December 31, 2023
Operating leases:		
Operating ROU assets	$ 1,627	$ 2,060
Current operating lease liabilities	550	581
Noncurrent operating lease liabilities	1,156	1,650
Total operating lease liabilities	$ 1,706	$ 2,231

	December 31, 2024		December 31, 2023	
Finance leases:				
Furniture and equipment	$	179	$	179
Computer Equipment		—		593
Computer Software		—		207
Property and equipment under finance lease, gross		179		979
Less accumulated amortization		161		937
Property and equipment under finance lease, net	$	18	$	42
Current obligations of finance leases	$	10	$	22
Noncurrent obligations of finance leases		9		19
Total finance lease liabilities	$	19	$	41
Weighted average remaining lease term (in years):				
Operating leases		4.19		4.81
Finance leases		1.92		2.18
Weighted average discount rate:				
Operating leases		5.26%		5.05%
Finance leases		6.40%		5.78%

Supplemental cash flow and other information related to leases were as follows (in thousands):

	2024		2023		2022	
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	693	$	684	$	563
Operating cash flows from finance leases		1		4		18
Financing cash flows from finance leases		21		290		469
ROU assets obtained in exchange for operating lease liabilities		—		1,971		83

Undiscounted future payments under non-cancelable finance and operating leases at December 31, 2024 were as follows (in thousands):

	Finance Leases		Operating Leases	
2025	$	10	$	624
2026		10		495
2027		—		231
2028		—		184
2029		—		184
Thereafter		—		198
Total minimum lease payments		20		1,916
Less: Amount representing interest		1		210
Present value of minimum lease payments		19		1,706
Less: Current portion		10		550
Lease obligations, net of current portion	$	9	$	1,156

The undiscounted cash receipts due under the operating sublease agreement at December 31, 2024 are $65,000, which are due in 2025.

(11) Associate Benefits

We sponsor a qualified 401(k) plan covering substantially all associates with no eligibility service requirement. Under the 401(k) plan, we match 25% of the first 6% of compensation contributed by each associate. The Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. We contributed $547,000, $561,000, and $588,000, in 2024, 2023, and 2022, respectively, as a matching percentage of associate 401(k) contributions.

(12) Segment Information

We assess segment reporting in accordance with FASB Accounting Standards Codification Topic 280, Segment Reporting, each reporting period, including evaluating the reporting package provided and reviewed by the Chief Operating Decision Maker ("CODM"). We have concluded that our Chief Executive Officer is our CODM.

Based on the way our business is managed and reported to our CODM, we believe we have a single operating segment. We also have one reportable segment. Our revenue is primarily derived in the United States and our business is managed on a consolidated basis. All of our solutions within our one reporting segment provide analytics and insights that facilitate the measurement and improvement of patient and employee experience for healthcare organizations related to marketing, experience, reputation and governance.

The accounting policies for our operating segment are consistent with those described in the summary of significant accounting policies. The CODM assesses performance of our segment and allocates resources based on revenue and associate expenses based on three team categories: delivery, growth and support. The CODM uses net income, cash balances and debt availability to make decisions related to dividend distributions, acquisitions, and stock repurchases. Our segment results for our one reportable segment are the same as presented in our Consolidated Statements of Income. We do not have intra-entity sales or transfers. The measure of segment assets is reported on our consolidated balance sheet as total consolidated assets.

The table below presents our segment results, including other significant expenses reported to our CODM and other information related to our segment for the years ended December 31, 2024, 2023, and 2022 (in thousands) :

	2024	2023	2022
Revenue	$ 143,060	$ 148,580	$ 151,568
Less:			
Delivery associate expense	23,726	22,060	28,634
Delivery other operating expenses	31,667	30,201	28,859
Delivery total operating expenses	55,393	52,261	57,493
Growth associate expenses	23,407	24,233	19,860
Growth other operating expenses	6,803	9,473	5,580
Growth total operating expenses	30,210	33,706	25,440
Support associate expenses	5,940	6,134	6,507
Support other operating expenses	16,323	16,434	15,585
Support total operating expenses	22,263	22,568	22,092
Operating income	35,194	40,045	46,543
Interest income	125	820	168
Interest expense	(2,595)	(862)	(1,209)
Reclassification of cumulative foreign currency translation adjustment into earnings	-	-	(2,569)
Other non-operating income (expense)	(34)	(41)	(118)
Provision for income taxes	(7,907)	(8,991)	(11,015)
Net income	$ 24,783	$ 30,971	$ 31,800

		2024		2023		2022
Other significant expenses provided to CODM*						
Variable direct expenses	$	22,821	$	22,797	$	21,892
Fixed direct expenses		34,112		33,218		35,127
IT operational expenses		20,119		18,917		19,332
Total expenditures for purchases of long-lived assets**		21,856		18,707		9,965
Other significant noncash items*						
Depreciation, amortization and impairment expense	$	6,022	$	5,899	$	5,277
Deferred income tax benefits		664		1,121		1,729
Reserve for uncertain tax positions		258		404		488
Share-based compensation		284		935		1,200
Contingent consideration liability assumed for acquisition		776		-		-

* Other significant expenses are also included within the team expenses captions such as associate and other operating expenses.
** Long-lived assets include property and equipment, right of use assets, intangible assets and goodwill, including those acquired in business combinations.

We closed the Canada office in 2022. As a result, no Canadian revenue is expected to be generated after 2022 and there were no long-lived assets remaining in Canada. The table below presents entity-wide information regarding our revenue and assets for the years ended and as of December 31, 2024, 2023, and 2022, by geographic area (in thousands):

		2024		2023		2022
Revenue:						
United States	$	143,060	$	148,580	$	150,775
Canada		-		-		793
Total	$	143,060	$	148,580	$	151,568
Long-lived assets (property and equipment, right of use assets, right of use assets, identifiable intangibles and goodwill):						
United States	$	108,664	$	93,350	$	81,029

(13) Subsequent Events

In February 2025, we entered a new credit agreement (the "New Credit Agreement") with a group of lenders and FNB that amends and restates the terms of our existing Credit Facility, as amended. The New Credit Agreement provides for (i) a $30,000,000 revolving credit facility (the "Revolving Loan") and (ii) a $110,000,000 delayed draw-down term facility ("the "New Delayed Draw Term Loan" and, together with the Revolving Loan, the "New Credit Facilities"). The New Delayed Draw Term Loan includes an accordion feature that, so long as no event of default exists or would exist after giving effect to such increase, allows us to request an increase in the New Delayed Draw Term Loan of up to the lesser of (x) $25,000,000 and (y) our EBITDA as of the preceding four fiscal quarters, exercisable in increments of $10,000,000 (or the remaining available amount of the accordion, if less).

Interest accrues and is payable monthly on the New Delayed Draw Term Loan and the Revolving Loan at a floating rate equal to the one-month Term SOFR plus a percentage per annum determined by our cash flow leverage ratio, ranging from 2.25% to 2.75%. Principal amounts outstanding under the Revolving Loan are due and payable in full at maturity at February 6, 2028. Principal amounts outstanding under the New Delayed Draw Term Loan are due and payable monthly during the term of the New Delayed Draw Term Loan, in equal monthly installments to amortize the aggregate outstanding principal balance by (i) 5% during each of the first three years and (ii) 7.5% during each of the fourth and fifth years following the date of such loan. All outstanding principal and interest on the New Delayed Draw Term Loan are due and payable in full at the maturity date, February 6, 2030.

We are obligated to pay ongoing unused commitment fees quarterly in arrears at a percentage per annum determined by our cash flow leverage ratio, ranging from 0.15% to 0.30%, based on the actual daily unused portions of the Revolving Loan and the New Delayed Draw Term Loan, respectively.

The New Credit Facilities are secured, subject to permitted liens and other agreed upon exceptions, by a first-priority lien on and perfected security interest in substantially all of our present and future assets (including, without limitation, fee-owned real property).

The New Credit Agreement contains customary representations, warranties, affirmative and negative covenants (including financial covenants) and events of default. The negative covenants include, among other things, restrictions regarding the incurrence of indebtedness and liens, repurchases of our Common Stock and acquisitions, subject in each case to certain exceptions. The New Credit Agreement also contains certain financial covenants with respect to minimum fixed charge coverage ratio and maximum cash flow leverage ratio. We are required to maintain a minimum fixed charge coverage ratio of 1.10x for all testing periods throughout the terms of the New Credit Facilities, which calculation excludes certain specified items, unless our liquidity falls below a specified threshold. We are also required to maintain a cash flow leverage ratio of 3.50x or less for all testing periods throughout the terms of the New Credit Facilities.

In February 2025, our Board of Directors appointed a new Chief Executive Officer effective June 1, 2025 (the "Effective Date"). In connection with his appointment, he will receive an annual salary, a grant of 500,000 shares of our common stock ("the Shares"), and a cash signing bonus. The Shares to be granted on the Effective Date are subject to the following restrictions: (i) we have the option to repurchase the shares for $1.00 if he is terminated for cause or resigns without good reason prior to the third anniversary of the Effective Date, (ii) prior to the third anniversary of the Effective Date, he may not transfer the shares, except (a) with the consent of the Company or (b) to certain family members, trusts for the benefit of such family members, or upon death, incompetency, or disability, and (iii) after the third anniversary of the Effective Date, only 50% of the Shares may be transferred during his employment by the Company. Based on our stock price on February 28, 2025, the estimated quarterly non-cash charge for his equity grant is $608,000, beginning in June 2025 and continuing through the third anniversary of the grant. The cash signing bonus, to be recognized in the second quarter of 2025, will be equal to the value of the Shares (based on the closing price of our common stock on the trading day prior to the Effective Date) multiplied by 66 2/3%, which is estimated at $4.9 million, based on the stock price of our common stock on February 28, 2025.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

Not applicable.

Item 9A.   **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), our management evaluated, with the participation of our Chief Executive Officer and our Interim Principal Financial Officer, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Interim Principal Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2024.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate. Accordingly, even effective internal control over financial reporting can only provide reasonable assurance of achieving its control objectives.

Our management, with the participation of our Chief Executive Officer and Interim Principal Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, a copy of which is included in this Annual Report on Form 10-K.

We have confidence in our internal controls and procedures. Nevertheless, our management, including our Chief Executive Officer and Interim Principal Financial Officer, does not expect that our disclosure procedures and controls or our internal controls will prevent all errors or intentional fraud. An internal control system, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of such internal controls are met. Further, the design of an internal control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. As a result of the inherent limitations in all internal control systems, no evaluation of controls can provide absolute assurance that all our control issues and instances of fraud, if any, have been detected.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **Other Information**

During the quarter ended December 31, 2024, no director or officer adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

We have adopted a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. We have posted a copy of the Code of Business Conduct and Ethics on our website at www.nrchealth.com, and such Code of Business Conduct and Ethics is available, in print, without charge, to any shareholder who requests it from our Secretary. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on our website at www.nrchealth.com. We are not including the information contained on our website as part of, or incorporating it by reference into, this report.

The remaining information required by this Item will be included in our definitive proxy statement to be filed with the SEC within 120 days after December 31, 2024, in connection with the solicitation of proxies for the Company's 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"), and is incorporated herein by reference.

Item 11.   Executive Compensation

The information required by this Item will be included in our definitive 2025 Proxy Statement, and is incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2024.

Plan Category Common Shares	Number of Securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders[1]	470,321	$ 35.38	994,520[2]
Equity compensation plans not approved by security holders	—	—	—
Total	470,321	$ 35.38	994,520

(1) Includes our 2006 Equity Incentive Plan and 2004 Director Plan.
(2) Under the 2006 Equity Incentive Plan, we had authority to award up to 337,879 additional shares of restricted common stock provided that the total of such shares awarded may not exceed the total number of shares remaining available for issuance under the 2006 Equity Incentive Plan, which totaled 378,118, shares of common stock as of December 31, 2024. The Director Plan provides for granting options for 3,000,000 shares of common stock. Option awards through December 31, 2024 totaled 2,383,598 shares of common stock.

The remaining information required by this Item will be included in our definitive 2025 Proxy Statement and is incorporated herein by reference.

Item 13.   <u>**Certain Relationships and Related Transactions, and Director Independence**</u>

The information required by this Item will be included in our definitive 2025 Proxy Statement and is incorporated herein by reference.

Item 14.   <u>**Principal Accountant Fees and Services**</u>

The information required by this Item will be included in our definitive 2025 Proxy Statement and is incorporated herein by reference.

Item 15.   **Exhibits, Financial Statement Schedules**

1. Consolidated financial statements. The consolidated financial statements listed in the accompanying index to the consolidated financial statements are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedules. All financial statement schedules have been omitted because they are not applicable or the required information is included in the consolidated financial statements and the related notes thereto.

3. Exhibits. The exhibits listed in the exhibit index below are filed as part of this Annual Report on Form 10-K.

EXHIBIT INDEX

**Exhibit
Number**   **Exhibit Description**

(3.1)   Certificate of Incorporation of National Research Corporation, effective June 30, 2021 [Incorporated by reference to Exhibit 3.3 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021, and filed on July 2, 2021 (File No. 001-35929)]

(3.2)   Bylaws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit 3.4 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021 and filed on July 2, 2021 (File No. 001-35929)]

(4.1)   Certificate of Incorporation of National Research Corporation, effective June 30, 2021 [Incorporated by reference to Exhibit 3.3 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021, and filed on July 2, 2021 (File No. 001-35929)]

(4.2)   Bylaws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit 3.4 to National Research Corporation's Current Report on Form 8-K dated June 29, 2021 and filed on July 2, 2021 (File No. 001-35929)]

(4.3)   Description of the Securities of the Registrant. [Incorporated by reference to Exhibit 4.3 to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2021 and filed on March 4, 2022 (File No. 001-35929)]

(10.1)   Amended and Restated Credit Agreement dated May 28, 2020, between National Research Corporation and First National Bank of Omaha [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and filed on August 7, 2020 (File No. 001-35929)]

(10.2)   First Amendment to Amended and Restated Credit Agreement between National Research Corporation and First National Bank of Omaha dated September 30, 2022 [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 and filed on November 4, 2022 (File No. 001-35929)]

(10.3)   Second Amendment to Amended and Restated Credit Agreement between National Research Corporation and First National Bank of Omaha dated June 16, 2023 [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 and filed on August 4, 2023 (File No. 001-35929)]

(10.4)   Third Amendment to Amended and Restated Credit Agreement between National Research Corporation and First National Bank of Omaha dated August 5, 2024 [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 and filed on November 8, 2024 (File No. 001-35929)]

(10.5)   National Research Corporation 2004 Non-Employee Director Stock Plan, as amended [Incorporated by reference to Appendix A to National Research Corporation's Proxy Statement for the 2018 Annual Meeting of Shareholders filed on April 27, 2018 (File No. 001-35929)]

Exhibit Number	Exhibit Description
(10.6)*	Form of Nonqualified Stock Option Agreement used in connection with the National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to Exhibit 10.14 to National Research Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 and filed on April 2, 2007 (File No. 000-29466)]
(10.7)*	Form of Restricted Stock Agreement used in connection with the National Research Corporation 2006 Equity Incentive Plan [Incorporated by reference to Exhibit 10.15 to National Research Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006 and filed on April 2, 2007 (File No. 000-29466)]
(10.8)*	National Research Corporation 2006 Equity Incentive Plan, [Incorporated by reference to Appendix A to National Research Corporation’s Proxy Statement for the 2006 Annual Meeting of Shareholders filed on April 3, 2006 (File No. 000-29466)]
(10.9)*	Form of Grant used in connection with the National Research Corporation 2004 Non-Employee Director Stock Plan, as amended [Incorporated by reference to Exhibit 10.1 to National Research Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and filed on November 5, 2021 (File No. 001-35929)]
(10.10)*	Retirement Transition Agreement, dated February 8, 2024, between National Research Corporation and Kevin Karas [Incorporated by reference to Exhibit 10.1 to National Research Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and filed on May 9, 2024 (File No. 001-35929)]
(10.11)*	Form of Option Award Notice [Incorporated by reference to Exhibit 10.2 to National Research Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and filed on May 9, 2024 (File No. 001-35929)]
(10.12)*	Form of Long-Term Incentive Award Notice and Severance Agreement [Incorporated by reference to Exhibit 10.3 to National Research Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and filed on May 9, 2024 (File No. 001-35929)]
(19)**	Insider Trading Policy
(23)**	Consent of Independent Registered Public Accounting Firm
(31.1)**	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)**	Certification of the Interim Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32)***	Certification of Periodic Financial Report by the Chief Executive Officer and Interim Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(97)	Clawback Policy [Incorporated by reference to Exhibit 97 to National Research Corporation’s Annual Report on Form 10-K for the year ended December 31, 2023 and filed on February 27, 2024 (File No. 001-35929)]
(101)**	Financial statements from the Annual Report on Form 10-K of National Research Corporation for the year ended December 31, 2024, formatted in Inline eXtensible Business Reporting Language (iXBRL): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Shareholders’ Equity, (v) the Consolidated Statements of Cash Flows, (vi) the Notes to the Consolidated Financial Statements, and (vii) document and entity information.
(104)**	Cover Page Interactive Data File (formatted in the Inline XBRL and contained in Exhibit 101).

* A management contract or compensatory plan or arrangement.
** Filed herewith.
*** Furnished herewith.

Item 16.   <u>**Form 10-K Summary**</u>

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 17th day of March 2025.

NATIONAL RESEARCH CORPORATION

By:/s/ Michael D. Hays
    Michael D. Hays
    Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	Chief Executive Officer, President and Director (Principal Executive Officer)	March 17, 2025
/s/ Linda A. Stacy Linda A. Stacy	Interim Principal Financial Officer (Principal Financial and Accounting Officer)	March 17, 2025
/s/ Donald M. Berwick Donald M. Berwick	Director	March 17, 2025
/s/ John N. Nunnelly John N. Nunnelly	Director	March 17, 2025
/s/ Penny A. Wheeler Penny A. Wheeler	Director	March 17, 2025
/s/ Stephen H. Lockhart Stephen H. Lockhart	Director	March 17, 2025
/s/ Parul Bhandari Parul Bhandari	Director	March 17, 2025

Exhibit 19



NATIONAL RESEARCH CORPORATION

INSIDER TRADING POLICY

Effective Date: March 14, 2025

This Insider Trading Policy (this "**Policy**") consists of eight sections:

- ■ <u>Section 1</u> provides an overview;

- ■ <u>Section 2</u> defines certain terms used herein;

- ■ <u>Section 3</u> explains insider trading;

- ■ <u>Section 4</u> sets forth the policies of National Research Corporation prohibiting insider trading;

- ■ <u>Section 5</u> details the applicability to former associates;

- ■ <u>Section 6</u> sets forth the confidentiality guidelines;

- ■ <u>Section 7</u> explains the interpretation and amendment process to this Policy; and

- ■ <u>Section 8</u> refers to the execution and return of a certificate of compliance.

Additionally, this Policy consists of two exhibits:

- ■ <u>Exhibit A</u> includes a short-swing profit rule Section 16(b) checklist; and

- ■ <u>Exhibit B</u> is the certification of compliance, referred to in Section 8.

1. PURPOSE AND SCOPE

This Insider Trading Policy (this "**Policy**") provides guidelines with respect to Trades in Securities of National Research Corporation (including its direct and indirect subsidiaries, "**NRC**" or the "**Company**") and Restricted Entities. Insider trading refers to the Trade of a security while in possession of Material Nonpublic Information. Preventing insider trading is necessary to comply with Securities laws and preserve the reputation and integrity of NRC as well as that of all persons affiliated with the Company. If you engage in insider trading or violate this Policy, you may be liable for Civil and Criminal Penalties, in addition to legal and disciplinary action NRC may take, including dismissal for cause, as applicable.

NRC has adopted this Policy to promote compliance with applicable laws that prohibit certain persons who are aware of Material Nonpublic Information about NRC or a Restricted Entity from: (i) Trading Securities of such company; or (ii) providing Material Nonpublic Information to other persons who may Trade such company's Securities on the basis of that information.

This Policy applies to Insiders (as defined below) and the Company itself. This Policy extends to all activities within and outside an individual's Company duties. Questions regarding this Policy should be directed to the Securities Practice Team at hhrdy@nrchealth.com and mscudder@scudderlaw.com.

To promote compliance with insider trading laws, it is NRC's policy not to engage in Trades of Securities (including NRC Securities) in violation of insider trading laws or any other applicable law. NRC will not effect transactions in respect to Securities, or adopt any Securities repurchase plans, when it is in possession of Material Nonpublic Information concerning such company, other than in compliance with applicable law, and with the prior approval of the Securities Practice Team.

2. CERTAIN DEFINED TERMS

(a) **"Civil and Criminal Penalties"** shall include, without limitation, the penalties in Section 3(e).

(b) **"Controlled Entities"** shall mean any entities that you influence or control, including any corporations, partnerships or trusts. You should treat any Trade by an entity that is a Controlled Entity for the purposes of this Policy and applicable securities laws as if such Trade were for your own account. For the avoidance of doubt, an entity shall not be deemed to be a Controlled Entity: (i) solely because you are or may be deemed to be the beneficial owner of Company Securities held by such entity for purposes of Rule 13d-3 under the Exchange Act; or (ii) if you do not influence or control how, when, or whether such entity effects Trades in Company Securities, and you take reasonable measures so that the individual[s] making decisions with respect to such Trades do not have access to Material Nonpublic Information about the Company or Company Securities.

(c) **"Directors"** shall include the Members of NRC's Board of Directors and their Family Members and Controlled Entities.

(d) **"Family Members"** shall include your family members, including a spouse, who reside with you (including, without limitation, a child, a child away to college, stepchildren, grandchildren, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose Trades in NRC Securities are controlled by you.

(e) **"Insiders"** shall include (i) Officers, Directors and, when designated by the Securities Practice Team, associates of NRC, (ii) such persons' Family Members, (iii) such persons' Controlled Entities, and (iv) NRC contractors and consultants who may have access to Material Nonpublic Information concerning NRC or a Restricted Entity.

(f) **"Material Nonpublic Information"** shall mean any information that is material (as defined in Section 3(b) below) and nonpublic (as defined in Section 3(c) below).

(g) **"NRC's Policies"** shall include (a) any applicable Company policy, including, without limitation, this Policy, the Company's Code of Business Conduct and Ethics, the Employee Handbook, and any policy specific to your position or department as an Officer, Director, or associate, (b) Company practices, and (c) express approvals from the Chief Executive Officer (**"CEO"**), Chief Operating Officer (**"COO"**), or the Securities Practice Team.

(h) **"Officers"** shall include any officer or executive of NRC subject to the reporting requirements of Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the **"Exchange Act"**), and their Family Members and Controlled Entities.

(i) **"Restricted Entities"** shall include all entities other than NRC that the Company or Securities Practice Team notifies you from time to time are considered Restricted Entities under this Policy. You must consult with the Securities Practice Team if there is a question as to whether an entity potentially qualifies as a Restricted Entity.

(j) **"Restricted Insiders"** shall include Directors, Officers, and, upon notification from time to time by the Securities Practice Team, certain other associates.

(k) **"Securities"** includes, without limitation, common and preferred stocks, bonds, notes, debentures, options, warrants and other convertible securities, security-based swaps, and other debt, equity and derivative instruments.

(l) **"Securities Practice Team"** shall include (a) any COO, Principal Accounting Officer, their designees, and such other persons as the CEO or Board may determine and (b) Mark Scudder, external legal counsel to the Company. The Securities Practice Team's contact information shall include hhrdy@nrchealth.com and mscudder@scudderlaw.com.

(m) **"Trade"** shall be interpreted to include a broad range of transactions, including, without limitation, sales, purchases, hedging transactions (such as puts and calls), elections or changes in election under a Securities purchase plan, gifts, charitable donations, or other dispositions, contributions or receipts of a security. The terms "Trades", "Trading", "Traded" and any other various forms shall have the same meaning.

(n) **"Trading Day"** is a day on which the Nasdaq is open for trading.

3. EXPLANATION OF INSIDER TRADING

Insider trading refers to the Trade of a Security while in possession of Material Nonpublic Information relating to the security or its issuer.

(a) **It is generally understood that insider trading includes the following**:

   (i) Trading while in possession of Material Nonpublic Information, except as otherwise specified under this Policy; and

(ii) Communicating (or "tipping") Material Nonpublic Information to others, including recommending Trading a Security while in possession of such information.

(b) **What Information is Material**?

(i) The materiality of a fact depends upon the circumstances. Information is considered "material" if there is a substantial likelihood that:

(A) a reasonable investor would consider such information important in making a decision to Trade or not Trade a Security;

(B) a reasonable investor would consider such information to significantly alter the total mix of information available; or

(C) such information is likely to have a significant effect on the market price of the Security.

(ii) Although it is not possible to list all types of material information, the following are examples of the types of information that are particularly sensitive and should be treated as material:

- earnings and related material financial performance information, projections, or estimates;
- performance against or changes to internally or externally communicated material financial, sales, or other material performance targets;
- changes in the amount of dividends or any other dividend policy;
- any material strategic transactions, including joint ventures, alliances, mergers, acquisitions, or dispositions;
- material legal proceedings or government investigations, including commencement or settlement;
- the hiring or appointment, or termination or resignation, of a named executive officer (as defined by SEC rules);
- receipt or loss of a material contract, customer, or supplier;
- impending bankruptcy or financial liquidity problem of the Company or a material customer or vendor;
- material changes in accounting treatment, write-offs or effective tax rate;
- proposal or occurrence of any change in a company's independent registered accounting firm;
- occurrence of a material cybersecurity incident or privacy breach;
- stock splits, repurchases, or proposed offerings;
- potential proxy contests; and
- any other information which could result in substantial market share and/or revenue gains or losses.

(iii) Material information can be positive or negative and can relate to virtually any aspect of a company's business or to any type of Security. Moreover, material information does not have to be related to a company's business. For example, the contents of a forthcoming newspaper column that is expected to affect the market price of a security can be material.

(iv) If an Insider questions or should have reason to question whether particular information is material or nonpublic, such Insider should not Trade on or communicate the information to anyone without the prior written approval of the Securities Practice Team.

A good general rule of thumb: When in doubt, do not Trade.

(c) **What is Nonpublic**?

(i) Information is "nonpublic" if it is not available to the general public. In order for information to be considered public, it must be widely disseminated in a manner making it generally available to investors through such media as Dow Jones, Business Wire, Reuters, The Wall Street Journal, Associated Press, or United Press International, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news web site, a Regulation FD-compliant conference call, or public disclosure documents filed with the SEC that are available on the SEC's website. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. In addition, even after a public announcement, a reasonable period of time must lapse in order for the market to react to the information.

(ii) For purposes of this Policy, information will be considered public after the close of trading on the second full business day after such information is broadly disseminated.

(d) **Trading by Persons Other than Insiders**

(i) Insiders may be liable for communicating or tipping Material Nonpublic Information to a third party ("tippee"), and insider trading violations are not limited to trading or tipping by Insiders. Persons other than Insiders may also be liable for insider trading, including tippees who trade on Material Nonpublic Information tipped to them or individuals who trade on Material Nonpublic Information that has been misappropriated.

(ii) Tippees inherit an Insider's duties and are liable for trading on Material Nonpublic Information illegally tipped to them by an Insider. Similarly, just as Insiders are liable for the insider trading of their tippees, so are tippees who pass the information along to others who trade. In other words, a tippee's liability for insider trading is no different from that of an Insider. Tippees can obtain Material Nonpublic Information by receiving overt tips from others or through, among other things, conversations at social, business, or other gatherings.

(e) **Civil and Criminal Penalties for Insider Trading**

Penalties for Trading on or tipping Material Nonpublic Information can extend significantly beyond any profits made or losses avoided, both for individuals engaging in such unlawful conduct and their employers. The Securities and Exchange Commission ("**SEC**") and Department of Justice have made the civil and criminal prosecution of insider trading violations a top priority. Enforcement remedies available to the government or private plaintiffs under the federal Securities laws include, without limitation:

- SEC administrative sanctions;
- Securities industry self-regulatory organization sanctions;
- civil injunctions;
- damage awards to private plaintiffs;

- disgorgement of all profits;
- civil fines for the violator of up to three times the amount of profit gained or loss avoided;
- civil fines for the employer or other controlling person of a violator (i.e., where the violator is an associate or other controlled person) that can be quite substantial;
- criminal fines for individual violators of up to $5,000,000 ($25,000,000 for an entity); and
- jail sentences of up to 20 years.

In addition, insider trading and violations of this Policy may result in disciplinary actions by NRC, including dismissal for cause. Insider trading violations are not limited to violations of the federal or state securities laws. Other federal and state civil or criminal laws, such as the laws prohibiting mail and wire fraud and the Racketeer Influenced and Corrupt Organizations Act (RICO) also may be violated in connection with insider trading.

(f) **Size of Transaction and Reason for Transaction Do Not Matter**.

The size of the transaction or the amount of profit received or loss avoided does not have to be significant to result in prosecution. The SEC has the ability to monitor even the smallest trades, and the SEC performs routine market surveillance. Brokers and dealers are required by law to inform the SEC of any possible violations by people who may have Material Nonpublic Information. The SEC aggressively investigates even small insider trading violations.

(g) **Examples of Insider Trading**

Examples of insider trading cases include actions brought against Officers, Directors, and associates who traded in a company's Securities after learning of significant confidential corporate developments; friends, business associates, Family Members and other tippees of such Officers, Directors, and associates who traded in the Securities after receiving such information; government associates who learned of such information in the course of their employment; and other persons who misappropriated, and took advantage of, confidential information from their employers.

(h) **Prohibition of Records Falsification and False Statements**

Section 13(b)(2) of the Exchange Act requires companies subject to the Exchange Act to maintain proper internal books and records and to devise and maintain an adequate system of internal accounting controls. The SEC has supplemented the statutory requirements by adopting rules that prohibit (1) any person from falsifying records or accounts subject to the above requirements and (2) Officers or Directors from making any materially false, misleading, or incomplete statement to any accountant in connection with any audit or filing with the SEC.

These provisions reflect the SEC's intent to discourage Officers, Directors and other persons with access to the Company's books and records from taking action that might result in the communication of materially misleading financial information to the investing public.

4. THE POLICY

The Company's policy is to prohibit unlawful insider trading and require compliance with securities trading laws.

(A) Except as otherwise specified herein, no Insider shall, directly or indirectly, engage in Trading NRC Securities during any period commencing on the date that the Insider first possesses Material Nonpublic Information concerning NRC and ending at the earlier of (i) th beginning of the third Trading Day after the public disclosure of that information or (ii) such time as that nonpublic information is no longer material.

(B) No Insider shall, directly or indirectly, engage in any Trades in the Securities of any non-NRC entity while in possession of Material Nonpublic Information concerning such entity, when that information was obtained in the course of employment with, or the performance of services on or behalf of, NRC.

(a) **Restrictions Applicable to all Insiders**

    (i) Insiders may Trade in NRC Securities only if

        (A) All of the following are met:

        (I) Insider does not have Material Nonpublic Information;

        (II) Insider has pre-cleared the Trade and the pre-clearance period is still open; and

        (III) The trading window is open

        OR

        (B) The Trades are pursuant to a validly adopted Rule 10b5-1 Plan that was adopted when all the criteria in clause (A) above were satisfied.

    (ii) <u>Trading Windows</u>. A trading window is a <u>period of time when Insiders are permitted to Trade in NRC Securities</u> (if they are not in possession of Material Nonpublic Information and the window has not been modified as described in paragraph (B) below).

        (A) **Trading Window**. Trading windows for Insiders shall commence at the beginning of the third Trading Day following the public release of quarterly or annual financial results and end at 11:59 p.m. Central Time on the last Trading Day of the third month of each quarter.

        (B) **Trading Window Special Modification**. From time to time, NRC also may require that all or certain Insiders refrain from engaging in Trades in NRC Securities (or a Restricted Entity) for a specified period of time due to material information known to NRC and not yet disclosed to the public. NRC's counsel or the Securities Practice Team, or their designee, shall inform such Insider of such restriction and need not disclose the reason for the restriction. Such restrictions are confidential and shall not be communicated to any other person, unless expressly authorized to do so. Additionally, the Securities Practice Team may, in their sole discretion, prior to the end of such trading window, adjust the end of such trading window or commencement or end date of any future trading window.

        (C) Trading in NRC Securities during a trading window shall not be considered a "safe harbor," and all Insiders and other persons should use good judgment at all times to make sure that Trades are compliant with this Policy and all applicable securities laws while they are in possession of Material Nonpublic Information.

    (iii) <u>Mandatory Pre-clearance Procedures for Trades and Rule 10b5-1 Plans by Restricted Insiders</u>.

(A) Restricted Insiders must receive pre-clearance from the Securities Practice Team prior to executing any Trades in NRC Securities. A request for pre-clearance to Trade in NRC Securities should be submitted to the Securities Practice Team via email (hhrdy@nrchealth.com and mscudder@scudderlaw.com) at least one (1) business day in advance of the proposed Trade. When a request for pre-clearance is made, the requestor should confirm in the request that such person is not aware of any Material Nonpublic Information concerning NRC. If the Securities Practice Team grants pre-clearance, the requestor may make the Trade at any time within, but not after, four (4) market Trading Days of receipt of pre-clearance, unless revoked earlier by the Securities Practice Team. If the requestor becomes aware of Material Nonpublic Information concerning NRC before the Trade is executed, the pre-clearance shall be void and the Trade must not be completed. If a person seeks pre-clearance and permission to engage in the Trade is denied, then such person should refrain from initiating any Trade in NRC Securities and should not inform any other person of the denial. For the avoidance of doubt, if any pre-clearance is not affirmatively responded to as granted (i.e., no response is received), such pre-clearance shall be treated as if it were denied.

(B) Restricted Insiders may adopt a Rule 10b5-1 Plan only after pre-clearance by the Securities Practice Team.

(iv) <u>Prohibition on Tipping Information to Others.</u> Insiders may not disclose any Material Nonpublic Information concerning NRC or make any recommendations or express opinions (including communications in Internet chat rooms, message boards, blogs, and any other social media) on the basis of Material Nonpublic Information as to Trading in NRC Securities (or any Restricted Entity to the extent such information is acquired in the course of employment with, or the performance of services on behalf of, NRC) to any other persons or entities (including, without limitation, Family Members, friends, social acquaintances, investors, outside advisors, financial analysts, consulting firms, Controlled Entities, entities or trusts for the benefit of you or any of your Family Members, whether or not Controlled Entities, and other who do not need to know the information), unless such disclosure is made in accordance with NRC's Policies. This prohibition applies whether or not the Insider receives any benefit from the use of that information by the other person or entity.

(v) <u>Penalties for Violations of Insider Trading Laws.</u> Individuals who Trade on Material Nonpublic Information (or tip information to others who Trade) can be liable for Civil and Criminal Penalties, in addition to legal and disciplinary action NRC may take, including dismissal for cause, as applicable.

(b) **Additional Restrictions**

(i) <u>Reporting Obligations for Section 16 Officers and the Board of Directors</u>

(A) *Reporting Obligations.* Directors, Officers and 10% stockholders (or their Family Members or Controlled Entities) must comply with the Exchange Act reporting obligations. Section 16(a) of the 1934 Act generally requires all Officers, Directors and 10% stockholders, within 10 days after an individual becomes an Officer, Director or 10% stockholder, to file with the SEC an "Initial Statement of Beneficial Ownership of Securities" on SEC Form 3 listing the amount of the Company's equity Securities which the insider beneficially owns. Following the initial filing on SEC Form 3, changes in beneficial ownership of the Company's equity Securities must be reported on SEC Form 4, generally within two (2) business days after the date on which such change occurs, or in certain cases on Form 5, within 45 days after fiscal year end. A Form 4 must be filed even if, as a result of balancing transactions, there has been no net change in holdings. In certain situations, Trades of Company stock made within six (6) months prior to the filing of a Form 3 must be reported on Form 4. Similarly, certain Trades of Company stock made within six (6) months after an Officer or Director ceases to be an Insider must be reported on Form 4.

(B) *Form 4*. Form 4s are due before the end of the second business day following the date that a Trade (including a gift) was executed.

(C) *Form 144*. If required, an SEC Form 144 will be filled out and filed by the individual/brokerage firm in accordance with the existing rules regarding Form 144 filings.

(D) *Short-Swing Profit Rules*.

    a.   For the purpose of preventing the unfair use of information which may have been obtained by an insider, any profits realized by any Officer, Director or 10% stockholder from any non-exempt matchable "purchase" and "sale", or "sale" and "purchase" of any Company equity Security during a six (6) month period, so called "short-swing profits," are recoverable by the Company. When such a purchase and sale, or sale and purchase occurs, good faith is no defense. The insider is liable even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any material or nonpublic information.

    b.   The liability of an insider under Section 16(b) of the 1934 Act is only to the Company itself. The Company, however, cannot waive its right to short swing profits, and any Company stockholder can bring suit in the name of the Company. Reports of ownership filed with the SEC on Form 3, Form 4 or Form 5 pursuant to Section 16(a) (discussed above) are readily available to the public, and certain attorneys carefully monitor these reports for potential Section 16(b) violations. In addition, liabilities under Section 16(b) may require separate disclosure in the Company's annual report to the SEC on Form 10-K or its proxy statement for its annual meeting of stockholders. No suit may be brought more than two (2) years after the date the profit was realized. However, if the insider fails to file a report of the transaction under Section 16(a), as required, the two (2) year limitation period does not begin to run until after the transactions giving rise to the profit have been disclosed. Failure to report transactions and late filing of reports require separate disclosure in the Company's proxy statement.

    c.   Officers and Directors should consult the attached "Short-Swing Profit Rule Section 16(b) Checklist" attached hereto as Exhibit A in addition to consulting the Securities Practice Team prior to engaging in any transactions involving NRC Securities.

(c) **Certain Transactions Not Subject to Trading Restrictions**

(i) Company Trades. Except for trading windows maintained by the Company, this Policy does not apply to Trades of NRC Securities by the Company.

(ii) Stock Option Exercises. Except for trading windows maintained by the Company, this Policy does not apply to (a) the exercise for cash of stock options awarded under any NRC stock plan (including, without limitation, the 2004 Non-Employee Director Stock Plan, as amended, and the 2006 Equity Incentive Plan, as amended), (b) the surrender of shares or options to the Company in payment of the exercise price or in satisfaction of any tax withholding obligations in a manner permitted by the applicable stock option or equity award, or (c) the vesting of equity awards. However, this Policy does apply to any market sale of NRC Securities, including, without limitation, a "cashless exercise" of NRC Securities through a broker or any other market sale for the purpose of generating the cash needed to cover the costs of any exercise (in each case, whether net proceeds are received in cash or shares).

(iii) <u>Approved Pre-Planned Trading Programs</u>. Trades in accordance with an SEC Rule 10b5-1 Trading Plan adopted in accordance with Section 4 (a)(i)(A)(I)(B) hereof are not thereafter subject to the trading window, preclearance, or prohibition on trading while in possession of Material Nonpublic Information provisions of this policy.

(iv) <u>Mutual Funds.</u> In general, Trades in Mutual Funds, including Mutual Funds that hold NRC Securities (or the Securities of one or more Restricted Entities) ("**NRC Mutual Funds**"), usually will not be subject to the restrictions under this Policy, including trading windows. <u>However</u>, NRC makes no representation that Trades in NRC Mutual Funds are not in violation of any applicable law and NRC may take disciplinary action, including and up to termination, if NRC determines such Trades to be egregious (i.e., knowingly Trading NRC Mutual Funds while in possession of Material Nonpublic Information which the Insider is or should be aware that the Material Nonpublic Information will have a significant impact on the performance of such NRC Mutual Fund).

(v) <u>Partnership Distributions.</u> Nothing in this Policy is intended to limit the ability of a private equity partnership or other similar entity with which a Director is affiliated to distribute NRC Securities to its partners, members or other similar persons. It is the responsibility of each affected Director and the affiliated entity, in consultation with their own counsel, as appropriate, to determine the timing of any distributions, based on all relevant facts and circumstances and applicable Securities laws.

(d) **Personal Responsibility for Compliance with this Policy**

The information provided in this Policy is for education and compliance functions and does not excuse, indemnify or otherwise protect Insiders from complying with laws not addressed by this Policy, laws addressed but amended, revoked, or otherwise changed since the Effective Date of this policy, or from educating oneself as to any obligations under all applicable laws.

Compliance with this Policy, including having the Securities Practice Team preclear a proposed Trade, is not an assurance that an insider trading violation will not be found to have occurred. This Policy is only designed to reduce the risk that such violation will be found to have occurred. Insiders should remember that the ultimate responsibility for adhering to this Policy and avoiding improper Trading rests exclusively with each such Insider and that pre-clearance of Trades and, if applicable, of SEC Rule 10b5-1 Trading Plans, by the Securities Practice Team does not reduce the obligations imposed on such Insiders by applicable laws. Any action on the part of NRC, NRC's counsel, or the Securities Practice Team, or any other associate pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an Insider from liability under applicable Securities laws. If an Insider violates this Policy, in addition to any Civil and Criminal Penalties, NRC may take legal and/or disciplinary action, including dismissal for cause, as applicable. Insiders must notify the Securities Practice Team if they become aware of a breach of this Policy or such Insider may be subject to legal and disciplinary action NRC may take, including dismissal for cause, as applicable.

(e) **Personal Responsibility for Compliance with the NRC Code of Business Conduct and Ethics**

Compliance with this Policy is not an assurance that a violation under the NRC Code of Business Conduct and Ethics (the "**Code**") will not be found to have occurred. An Insider may be found in violation of this Policy, the Code or this Policy and the Code, and subject to disciplinary action by NRC, including dismissal for cause, as applicable.

5. APPLICABILITY OF POLICY TO FORMER ASSOCIATES

This Policy will continue to apply to Insiders for a period of time after their status with NRC terminates. Subject to additional terms, conditions, or restrictions that may be set forth in an agreement between the Insider and NRC:

(a) Upon termination of their status with NRC, Restricted Insiders are no longer required to engage in Trades in NRC Securities exclusively during a trading window, but all other aspects of this Policy (including mandatory pre-clearance of any Trades in NRC Securities) shall apply until the later of (i) the commencement of the trading window following the public release of earnings for the fiscal quarter in which the Restricted Insider's status with NRC terminates or (ii) the beginning of the third Trading Day after the earlier of (x) the public disclosure of all Material Nonpublic Information known to the Insider or (y) such time as all Material Nonpublic Information known to the Insider is no longer material.

    (i) Officers are still subject to the SEC's Form 144 electronic filing requirements for up to 90 days after their departure.

    (ii) Officers, Directors and 10% stockholders (or their Family Members or Controlled Entities) are subject to Section 16 short-swing profit rules for up to six (6) months from their departure and should refer to Exhibit A prior to Trading.

(b) For all other former Insiders, this Policy shall apply until the beginning of the third Trading Day after the earlier of (i) the public disclosure of all Material Nonpublic Information known to the Insider or (ii) such time that all Material Nonpublic Information known to the Insider is no longer material.

6. CONFIDENTIALITY GUIDELINES

(a) Confidentiality: Securities laws, as well as this Policy and other NRC policies, prohibit Insiders from disclosing Material Nonpublic Information concerning NRC (or any entity to the extent such information is acquired in the course of employment with, or the performance of services on or behalf of, NRC) to any other person (including, without limitation, other NRC personnel, Family Members, friends, social acquaintances, investors, outside advisors, financial analysts, consulting firms, Controlled Entities, entities or trusts for the benefit of you or any of your Family Members, whether or not Controlled Entities, and other who do not need to know the information), except when such disclosure is necessary to fulfill a business objective of NRC and such disclosure is made in accordance with NRC's Policies. This prohibition also applies specifically, but not exclusively, to inquiries about the Company that may be made by the financial press, investment analysts or others in the financial community. If you receive any inquiries of this nature, unless you are expressly authorized to answer the inquiry, you shall not respond in any manner (including "declining to comment") and refer the inquirer directly to the Securities Practice Team. However, any such authorized disclosures may be made only in accordance with NRC's Policies.

(b) <u>Access to Information</u>: Access to Material Nonpublic Information about NRC, including NRC's business, earnings or prospects, should be limited to Officers, Directors and associates of NRC on a need-to-know basis. All Officers, Directors and associates should take all steps and precautions necessary to restrict access to, and secure, Material Nonpublic Information by, among other things:

- maintaining the confidentiality of NRC-related transactions;
- conducting their business and social activities so as not to risk inadvertent disclosure of confidential information. Review of confidential documents in public places should be conducted so as to prevent access by unauthorized persons;
- restricting access to documents and files (including computer files) containing Material Nonpublic Information to individuals on a need-to-know basis (including maintaining control over the distribution of documents and drafts of documents);
- promptly removing and cleaning up all confidential documents and other materials from conference rooms following the conclusion of any meetings;
- disposing of all confidential documents and other papers, after there is no longer any business or other legally required need, through shredders when appropriate;
- restricting access to areas likely to contain confidential documents or Material Nonpublic Information;
- safeguarding laptop computers, mobile devices, tablets, memory sticks, CDs and other items that contain confidential information; and
- avoiding the discussion of Material Nonpublic Information in places where the information could be overheard by others such as in elevators, restrooms, hallways, restaurants, airplanes or taxicabs.

7. POLICY INTERPRETATION AND AMENDMENTS

The NRC's counsel and the Securities Practice Team are responsible for interpreting and updating this Policy as required. The NRC's counsel or the Securities Practice Team may authorize deviations in the procedures set forth in this Policy, provided that those deviations are consistent with the general purpose of this Policy and applicable Securities laws. Any such deviations must be confirmed in writing. Any material amendment to the terms of this Policy must be approved by the NRC's counsel. This Policy replaces and supersedes all previous NRC Insider Trading Policies and their amendments.

8. EXECUTION AND RETURN OF CERTIFICATION

After reading this Policy, all Officers, Directors and associates shall execute and return to the Securities Practice Team the Certification of Compliance form attached hereto as <u>Exhibit B</u>.

SHORT-SWING PROFIT RULE SECTION 16(B) CHECKLIST

ANY combination of PURCHASE AND SALE or SALE AND PURCHASE within six months of each other by an Officer, Director or 10% stockholder (or their Family Members or Controlled Entities) (the "**Principals**") results in a violation of Section 16(b), and the "profit" must be recovered by NRC. It makes no difference how long the shares being sold have been held or, for Officers and Directors, that you were an Insider for only one of the two matching transactions. The highest priced sale will be matched with the lowest priced purchase within the six (6) month period. Capitalized terms used herein and not defined shall have the meaning assigned to such terms in NRC's Insider Trading Policy.

"Purchase" and "Sale" are defined broadly under the federal Securities law. "**Purchase**" includes not only the actual purchase of a security, but any contract to purchase or otherwise acquire a security. "**Sale**" includes not only the actual sale of a security, but any contract to sell or otherwise dispose of a security. These definitions extend to a broad range of transactions, including conventional cash-for-stock transactions, conversions, the exercise of stock options, and acquisitions and exercises of warrants or puts, calls or other derivative Securities (including exchange traded puts, calls, or swaps not issued by NRC). Before proceeding with a Purchase or Sale, consider whether you are aware of Material Nonpublic Information which could affect the price of the Company stock. All transactions in NRC Securities by Officers and Directors must be pre-cleared by the Securities Practice Team.

Sales

If a Sale of NRC Securities is to be made, has the Principal, in relation to NRC Securities:

> No — purchased in the <u>past</u> six (6) months;

> No — engaged in option grants or exercises of not exempt under Rule 16b-3 within the <u>past</u> six (6) months;

> No — anticipated or is otherwise required to Purchase (or engage in non-exempt option exercises) within the <u>next</u> six (6) months;

> Yes — prepared a Form 4?

Note: If such Sale is to be made by an affiliate of the Company, has a Form 144 been prepared and has the broker been reminded to sell pursuant to Rule 144?

Purchases And Option Exercises

If a Purchase or option exercise for NRC Securities is to be made, has the Principal, in relation to NRC Securities:



> No — sold within the <u>past</u> six months;

> No — anticipated or is otherwise required to make a Sale within the <u>next</u> six months (such as tax-related or year-end transactions); or

> Yes — prepared a Form 4?

CERTIFICATION OF COMPLIANCE

RETURN BY [*insert return deadline*]

TO: Securities Practice Team

FROM: _____

RE: INSIDER TRADING POLICY OF NATIONAL RESEARCH CORPORATION

      I have received, reviewed and understand the above-referenced Insider Trading Policy and undertake, as a condition to my present and continued employment with National Research Corporation, to comply fully with the policies and procedures contained therein.

      I hereby certify, to the best of my knowledge, that as of the date set forth below, I have complied fully with all policies and procedures set forth in the above-referenced Insider Trading Policy.

_____   _____

SIGNATURE   DATE

_____

TITLE

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-120530, 333-137763, 333-137769, 333-173097, 333-189139, 333-189140, 333-189141, 333-209934, 333-226715, and 333-226716) on Form S-8 and (Nos. 333-120529 and 333-232534) on Form S-3 of our report dated March 17, 2025, with respect to the consolidated financial statements of National Research Corporation and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Omaha, Nebraska
March 17, 2025

Exhibit 31.1

Certification of Chief Executive Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Michael D. Hays, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2025   By:/s/ Michael D. Hays
                                                               Michael D. Hays
                                                               Chief Executive Officer and President

Exhibit 31.2

Certification of Interim Principal Financial Officer
Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934

I, Linda A. Stacy, certify that:

1. I have reviewed this Annual Report on Form 10-K of National Research Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiary, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2025   By:/s/ Linda A. Stacy
                                                                          Linda A. Stacy
                                                                          Interim Principal Financial Officer

Exhibit 32

**Certification Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the accompanying Annual Report on Form 10-K of National Research Corporation (the "Company") for the year ended December 31, 2024 (the "Report"), I, Michael D. Hays, Chief Executive Officer and President of the Company, and I, Linda A. Stacy, Interim Principal Financial Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, based on my knowledge, that:

1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer and President

/s/ Linda A. Stacy
Linda A. Stacy
Interim Principal Financial Officer

Date: March 17, 2025

A signed original of this written statement required by Section 906 has been provided to National Research Corporation and will be retained by National Research Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

[This page intentionally left blank]

Directors and Officers

Board of Directors

Michael D. Hays
President and Chief Executive Officer
National Research Corporation

John N. Nunnelly, Lead Director
Retired Group President
McKesson Corporation
Member of the Strategic Planning (Chair),
Audit (Chair), Nominating, and
Compensation and Talent Committees

Penny A. Wheeler, M.D.
Retired Chief Executive Officer
Allina Health
Member of the Strategic Planning, Audit,
Nominating, and Compensation and
Talent Committees

Donald M. Berwick, M.D.
President Emeritus and Senior Fellow
Institute for Healthcare Improvement
Member of the Strategic Planning, Audit,
Nominating (Chair), and Compensation and
Talent Committees

Stephen H. Lockhart, M.D., Ph.D.
Retired Senior Vice President and
Chief Medical Officer
Sutter Health Network
Member of the Strategic Planning, Audit,
Nominating, and Compensation and
Talent (Chair) Committees

Parul Bhandari
Director, Partner Strategy,
Worldwide Media and Communications
Microsoft
Member of the Strategic Planning, Audit,
Nominating, and Compensation and
Talent Committees

Executive Officers

Michael D. Hays
President and Chief Executive Officer

Helen L. Hrdy
Chief Operating Officer

Andy Monnich
Chief Corporate Development Officer

Corporate Data

Corporate Headquarters
National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
Phone: 402.475.2525
Fax: 402.475.9061
www.nrchealth.com

Transfer Agent
Equiniti Trust Company, LLC
200 S. Wacker Drive, Suite 3144
Chicago, Illinois 60606
Phone: 718.921.8588
Fax: 718.765.8717

Corporate Counsel
Scudder Law Firm, P.C., L.L.O.
Lincoln, Nebraska

Common Stock
National Research Corporation's
common stock is traded on the
NASDAQ Stock Market under the
symbol NRC.

**Independent Registered
Public Accounting Firm**
KPMG LLP
Lincoln, Nebraska



1.800.388.4264 | nrchealth.com
1245 Q Street | Lincoln, Nebraska | 68508

  @NRCHealth